



2007 ANNUAL REPORT

GENERAL MILLS

CONTINUING GROWTH

CONTENTS

General Mills at a Glance



Net Sales by Division
$8.5 billion in total

23% Big G Cereals
22% Meals
19% Pillsbury USA
14% Yoplait
13% Snacks
8% Baking Products
1% Small Planet Foods

U.S. RETAIL

Our U.S. Retail business segment includes the major marketing divisions listed to the left. We market our products in a variety of domestic retail outlets including traditional grocery stores, natural food chains, mass merchandisers and membership stores. This segment accounts for 68 percent of total company sales.



Net Sales by Region
$2.1 billion in total

36% Europe
29% Canada
22% Asia/Pacific
13% Latin America

INTERNATIONAL

We market our products in more than 100 countries outside the United States. Our largest international brands are *Häagen-Dazs* ice cream, *Green Giant* vegetables and *Old El Paso* Mexican foods. This business segment accounts for 17 percent of total company sales.



Net Sales by Customer Segment
$1.8 billion in total

48% Distributors/ Restaurants
42% Bakery Channels
10% Convenience Stores/ Vending

BAKERIES AND FOODSERVICE

We customize packaging of our retail products and market them to convenience stores and foodservice outlets such as schools, restaurants and hotels. We sell baking mixes and frozen dough-based products to supermarket, retail and wholesale bakeries. We also sell branded food products to foodservice operators, wholesale distributors and bakeries. This segment accounts for 15 percent of total company sales.



Net Sales by Joint Venture (not consolidated)
$1.0 billion proportionate share

81% Cereal Partners Worldwide (CPW)
17% Häagen-Dazs
2% 8th Continent

JOINT VENTURES

We are partners in several joint ventures. Cereal Partners Worldwide is our 50/50 joint venture with Nestlé and markets breakfast cereals in 130 countries around the globe. We participate in several Häagen-Dazs joint ventures, the largest of which is in Japan. And we are partners with DuPont in 8th Continent, which produces soy beverages in the United States.

2007 Financial Highlights

In Millions, Except per Share Data	Fiscal Year Ended May 27, 2007	May 28, 2006	Change
Net Sales	$12,442	$11,712	+ 6%
Segment Operating Profit	2,260	2,111	+ 7
Net Earnings	1,144	1,090	+ 5
Diluted Earnings per Share	3.18	2.90	+10
Average Diluted Shares Outstanding	360	379	− 5
Dividends per Share	$ 1.44	$ 1.34	+ 7

Net Sales
(dollars in millions)



10,544
11,122
11,308
11,712
12,442
03
04
05
06
07

*Segment Operating Profit**
(dollars in millions)



1,995
2,053
2,016
2,111
2,260
03
04
05
06
07

Diluted Earnings per Share
(dollars)



2.35
2.60
3.08
2.90
3.18
03
04
05**
06
07

*Return on Average Total Capital**
(percent)



9.5
10.0
11.4
10.5
11.1
03
04
05**
06
07

* See page 47 for discussion of these non-GAAP measures.
** Results include $197 million net gain after tax from divestitures and debt repurchase costs.

To Our SHAREHOLDERS

WE'RE PLEASED TO REPORT THAT GENERAL MILLS HAD A GOOD YEAR IN FISCAL 2007. SALES AND EARNINGS GROWTH EXCEEDED OUR TARGETS, AND THESE RESULTS FUELED A STRONG RETURN TO SHAREHOLDERS.

Net sales for the year ended May 27, 2007, grew 6 percent to reach $12.4 billion, and our unit volume increased 4 percent. Performance was strong across our business portfolio. As shown in the table below, every one of General Mills' major operating divisions posted a sales increase, including double-digit gains for Snacks, International and the Small Planet Foods organic division.

Operating Division / Segment	2007 Net Sales % Change
Big G Cereals	+ 2
Pillsbury USA	+ 3
Baking Products	+ 3
Meals	+ 5
Bakeries and Foodservice Segment	+ 5
Yoplait	+ 6
Snacks	+ 10
International Segment	+ 16
Small Planet Foods	+ 21
Total General Mills	+ 6

Segment operating profits grew 7 percent to nearly $2.3 billion. This operating performance was noteworthy because our input costs, particularly ingredients, were up significantly. In addition, we increased our spending on advertising and other consumer-focused marketing initiatives by 8 percent – ahead of the rate of sales growth. Productivity initiatives, strong plant performance and pricing combined to offset these increased expenses. As a result, our segment operating profit margin improved to 18.2 percent of sales.

Earnings per share (EPS) grew 10 percent to reach $3.18. This was above our 2007 guidance and above our long-term growth target, which calls for high single-digit growth in EPS.

We coupled this sales and earnings growth with an increased return on invested capital. We have a goal of improving our return on average total capital (ROC) by 50 basis points per year. We beat that target in 2007, as ROC increased 60 basis points to 11.1 percent.

Cash dividends paid to General Mills shareholders grew 7.5 percent in 2007 to $1.44 per share. The market price for GIS shares increased 16 percent in 2007 and total return to shareholders, including dividends, exceeded 19 percent.

STRONG FUNDAMENTALS

We believe our 2007 results and current momentum are the result of good execution on top of strong fundamentals. The fundamentals begin with our business portfolio. Consumers


Price Appreciation
(year-end closing stock price)
$49.68
$51.79
$60.15
05
06
07
Dividends per Share
$1.24
$1.34
$1.44
05
06
07
Total Shareholder Return
(price appreciation plus reinvested dividends)
10.7%
7.2%
19.2%
05
06
07

today want food choices that offer great taste and convenience, along with health and wellness benefits. That makes categories like ready-to-eat cereal, ready-to-serve soup, frozen vegetables, yogurt, grain snacks and organic foods advantaged places to compete. And our brands hold leading positions in these on-trend, in-demand categories.

We're increasing sales and market share for our brands all around the world. For example, our largest global business – ready-to-eat cereals – grew in nearly every channel and major geography where we compete, as shown in the table below. If you include our 50 percent share of sales from Cereal Partners Worldwide, the joint venture with Nestlé, our worldwide cereal sales exceed $3 billion today.

Cereal Business	2007 Net Sales % Growth
Big G cereals	+ 2
Cascadian Farm organic cereals	+ 53
Foodservice cereals	– 2
Canada cereals	+ 6
Cereal Partners Worldwide	+ 18
Worldwide Cereal Net Sales	+ 6

Our wholly owned businesses are organized in three operating segments. In 2007, net sales for the U.S. Retail segment grew 4 percent to nearly $8.5 billion, and segment operating profits rose 5 percent to reach nearly $1.9 billion. International segment net sales grew 16 percent to exceed $2.1 billion, and operating profits increased 11 percent to $216 million. Bakeries and Foodservice net sales grew 5 percent to exceed $1.8 billion, and operating profits rose 28 percent to $148 million. Joint venture earnings, which are reported on a separate line of our income statement, grew 6 percent to reach $73 million after tax.

CONTINUING GROWTH

Two years ago, we adopted a long-term growth model that calls for low single-digit compound growth in net sales, mid single-digit compound growth in segment operating profits, and high single-digit compound growth in earnings per share. We believe that this financial performance, coupled with an attractive dividend yield, should result in superior returns to our shareholders.

We see five key drivers of our business growth: product innovation, channel expansion, international expansion, margin expansion and brand-building investment.

Our **product innovation** efforts focus on offering foods that taste great, are quick to prepare, and fit with consumers'

OUR BROAD PRODUCT PORTFOLIO DROVE SOLID SALES GROWTH IN 2007.


Honey Nut
Cheerios
Old El Paso
Hard 'n Soft
Taco Kit
Hamburger Helper
Microwave Singles
Nature Valley
Oats 'n Honey
Peanut Butter Chip
Cinnamon Toast Crunch
Totino's
Pizza Rolls
Cinnamon Rolls

increasing interest in health and wellness. Taste comes first, because history shows that consumers won't eat foods – no matter how healthy or convenient – that don't taste good. We ask consumers to regularly taste-test our products, head-to-head with competitive offerings. Our goal is to have at least 60 percent of consumers prefer our product. If they don't, we go to work on improving our brand. In 2007, 60 percent of our major U.S. Retail products met or exceeded this ambitious standard for consumer preference. At the same time, we're improving the nutrition profile of our products by reducing fat, sodium or sugar, and adding ingredients such as fiber, whole grains and calcium. Since 2004, we have improved the nutritional attributes for products representing 30 percent of our U.S. Retail business, and our goal is to increase that to 40 percent by the end of this decade.

We're focused on creating products that attract new consumers to our brands or extend our brands to new usage occasions. For example, we estimate that 50 percent of sales for the lower-sodium *Progresso* soups we introduced in 2007 came from consumers who weren't previously buying *Progresso*. And *Hamburger Helper* isn't just for family dinners anymore – our new *Microwave Singles* varieties make a great lunch or dinner for one. We estimate that 70 percent of 2007 sales for this line came from new users. Successes like these increase our sales and expand our product categories.

Channel expansion, beyond traditional grocery stores, is a key growth opportunity for our leading brands. In 2007, we generated double-digit volume gains in retail channels such as supercenters, drug and discount stores, and convenience stores. In addition, we are a major player in the foodservice industry with sales to schools, hotel operators, bakeries, restaurants and health care facilities. We see significant growth opportunities ahead in these channels.

We are generating strong **international sales and profit growth** for our brands. Today, we have 25 plants, more than 10,000 talented people and more than $2.1 billion in sales outside the United States. That's without including our share of international joint venture sales, which would add another $1 billion to the total. And we're just getting started, in terms of building our business around the world. We expect international expansion to be a key driver of sales and profit increases for us in the years ahead.

Opportunities for **margin expansion** are the subject of increased focus companywide. We are eliminating slower-turning or lower-margin items, launching higher-margin



Steve Sanger

Ken Powell

new items, simplifying ingredients and streamlining manufacturing steps to improve our sales mix and eliminate unnecessary costs. These efforts will help us offset continued commodity cost pressure and generate funds that we can reinvest in consumer marketing to fuel continued volume and sales growth.

We believe that **brand-building investment**, particularly in advertising and newer consumer marketing vehicles, is a vitally important driver of growth for our businesses. This spending drives consumer awareness and trial for our brands, and it supports growth in sales at everyday prices, rather than at promotional discounts. In 2007, we increased our consumer marketing investment by 8 percent, and we have plans to raise our investment level again in 2008.

General Mills' most powerful growth driver is our people. We have more than 28,500 brand champions around the world, and their collective innovation and execution generated great results in 2007.

We're excited about the prospects we see for continuing growth in fiscal 2008 and beyond. We're building on a strong foundation of on-trend food categories where our brands hold leading market positions. We look forward to reporting our progress to you, and we thank you for your ownership interest in General Mills.

Stephen W. Sanger
CHAIRMAN OF THE BOARD
AND CHIEF EXECUTIVE OFFICER

Kendall J. Powell
PRESIDENT
AND CHIEF OPERATING OFFICER

JULY 27, 2007

OUR PORTFOLIO IS A *strategic advantage.*

CONSUMERS TODAY WANT FOODS THAT OFFER GREAT TASTE, CONVENIENCE AND, WHENEVER POSSIBLE, HEALTH AND WELLNESS BENEFITS. OUR MAJOR FOOD CATEGORIES ARE A GREAT FIT WITH THESE CONSUMER NEEDS.

We generate 40 percent of our worldwide sales from food categories that are inherently nutritious – ready-to-eat cereals, yogurt, vegetables, organic foods and soy beverages. Other key businesses such as ready-to-serve soup and granola bars are convenient, better-for-you choices for a quick meal or snack. *Helper* dinner mixes in the U.S., *Old El Paso* Mexican foods in Europe and *Wanchai Ferry* frozen dumplings in China are time-saving meal solutions for busy families. Our food categories are **growth** categories, and that makes our business portfolio a real strategic advantage.

*General Mills Fiscal 2007 Worldwide Net Sales of $13.4 Billion**



40% Inherently Nutritious Foods
Ready-to-eat Cereal
Yogurt
Vegetables
Organic Foods
Soy Beverages

13% Better-for-you Choices
Ready-to-serve Soup
Snacks

47% Quick and Convenient Options
Refrigerated Dough
Dinner Mixes
Dessert Mixes
Mexican Products
Super-premium Ice Cream
Frozen Pizza and Snacks

* Includes $1 billion proportionate share of joint venture net sales.

U.S. Retail Leading Market Positions

Fiscal 2007	Dollar Share %	Rank
Dry Dinners	76	1
Refrigerated Dough	70	1
Fruit Snacks	51	1
Dessert Mixes	41	1
Refrigerated Yogurt	36	2
Ready-to-serve Soup	31	2
Ready-to-eat Cereals	30	2
Frozen Hot Snacks	26	2
Microwave Popcorn	24	2
Granola Bars/Grain Snacks	24	2
Frozen Vegetables	20	2
Mexican Products	19	2

ACNielsen measured outlets

LEADING MARKET POSITIONS IN ATTRACTIVE CATEGORIES

Our brands hold leading positions in markets around the globe. In the United States, we hold the No. 1 or No. 2 share position in a wide variety of shelf-stable, refrigerated and frozen food categories.


Cheerios
Hamburger Helper
NEW!
Totino's
Pizza Rolls
Roll-Ups
mini rolls
Cinnamon Rolls

Industry Sales
U.S. Food Eaten Away from Home
(dollars in billions)


419
441
475
496
529
02
03
04
05
06
Calendar Years
USDA, Economic Research Service

GROWING BUSINESS IN OUTLETS FOR FOOD EATEN AWAY FROM HOME

U.S. industry sales for food eaten away from home now exceed $500 billion annually. We see tremendous opportunities for our brands everywhere from school lunchrooms to hotel menus to nursing home cafeterias.


Sweet & Salty
Bugles
Nature Valley
Oats 'n Honey
Cinnamon Toast Crunch
Total
Raisin Bran
Yoplait
Original

International Net Sales
(dollars in millions)

☐ Our Share of CPW and Häagen-Dazs Joint Ventures*
☐ Wholly Owned Businesses


1,939
2,322
2,584
2,710
3,109
03
04
05
06
07

* Not consolidated.

PROFITABLE GROWTH IN INTERNATIONAL MARKETS

Nutritious and convenient foods are in demand with consumers the world over. We're generating strong sales and profit growth for our brands in developed markets, such as Europe and Australia, and in emerging markets, such as Russia and China.


Nestlé
Fitness
Old El Paso
Hard 'n Soft
Taco Kit
VAL NATURE
RÉES ET SALÉES
AMANDES

HEALTHY INNOVATION

IN JUST *three years*, WE'VE IMPROVED THE NUTRITIONAL PROFILE OF 30 PERCENT OF OUR *U.S. Retail products.*


NEW!
Fruity
Cheerios
NEW!
Oat Cluster
Cheerios
Crunch
Cheerios
Honey Nut
Cheerios

Consumers are increasingly looking for foods that provide health and wellness benefits. We're improving the health profile of many of our existing product lines and developing new products with strong nutrition credentials. | Today, all of our *Big G* cereals contain whole grains, which can help protect against heart disease, some cancers and potentially diabetes. *Cheerios* has always been made with whole-grain oats, and is clinically proven to help lower cholesterol as part of a low-fat diet. In 2007, we introduced whole-grain *Fruity Cheerios* with 25 percent less sugar than the leading fruit-flavored cereal. We're now launching *Cheerios Crunch* Oat *Clusters* cereal with five whole grains. In total, the *Cheerios* franchise accounted for 12 percent of ready-to-eat cereal category sales in fiscal 2007, making it the best-selling cereal brand in the U.S. | All of our *Yoplait* yogurt products are a good or excellent source

A HEALTHY MIX OF VEGETABLES

New all-natural vegetable blends from *Green Giant* are designed to meet specific health goals. For example, our Immunity Boost blend contains broccoli, carrots and sweet peppers, a combination rich in antioxidants. The Healthy Vision blend is a vitamin A-rich mix of carrots, zucchini and green beans.


immunity
boost
healthy
weight
New!



U.S Retail Products Improved
(percent)
16
21
30
40
05
06
07
2010 Goal



Cheerios Franchise Market Share
(percent of category sales)
7
9
11
12
86
96
06
07
SAMI, ACNielsen measured outlets



Cheerios

of calcium, and retail sales in measured outlets alone topped $1.1 billion in 2007. We improved our *Yoplait Kids* line by adding omega-3 DHA, which helps support brain development in children aged 5 and under. This summer, we're launching *Yo-Plus* synbiotic yogurt. It contains probiotic cultures and fiber that work together to help regulate digestive health. | *Green Giant* is a leader in the $2.5 billion U.S. frozen vegetable category. In 2007, we attracted new consumers to this business with products such as *Just for One!* single servings and *Simply Steam* vegetables. Our new *Green Giant* healthy blends are designed to meet specific needs such as boosting immunity or maintaining healthy vision. | Health improvements have driven growth on many of our best-selling brands, and we're just getting started. Our goal is to improve 40 percent of our U.S. Retail portfolio between 2004 and 2010.

TASTY WAYS TO ADD FIBER

Retail sales for the *Fiber One* cereal franchise grew 15 percent in 2007 due in part to the addition of *Fiber One* Raisin Bran *Clusters*. New *Fiber One* bars were introduced in January. In their first five months, they generated $28 million in retail sales.



NEW!
FIBER ONE
Raisin Bran Clusters
FIBER ONE
FIBER ONE

– WEIGHT MANAGEMENT OPTIONS –

WE HAVE *more than* 100 PRODUCTS IN OUR U.S. RETAIL LINE WITH 100 CALORIES *or less* PER SERVING.

Yoplait *yogurt is a leader in the $4 billion U.S. refrigerated yogurt category. We posted good sales growth in 2007 with a variety of yogurt products that appeal to both kids and adults. And we have more innovation coming from* Yoplait *in 2008.*


FIZZIX
YO+
PLUS
DIGESTIVE
Light
Original

Studies show that a clear majority of U.S. consumers make food choices to help maintain a healthy lifestyle. Weight management is a key concern for many people, too. Some of our fastest-growing product lines help people count calories without sacrificing taste. | Retail sales for *Yoplait* Light yogurt grew 20 percent in fiscal 2007 due in part to a strong advertising message that this yogurt tastes great and has 100 calories per serving. Retail sales for *Yoplait Kids* yogurt grew more than 40 percent in 2007. This low-fat yogurt has 25 percent less sugar than the average of leading kids' yogurts. | *Progresso* ready-to-serve soup has 32 varieties containing 100 calories or less per serving. This news contributed to 10 percent retail sales growth across the *Progresso* line in 2007. In 2008, we are introducing a new line of *Progresso* Light soups with just 60 calo-

SOUP'S ON

Progresso soup continues to gain share in the $1.9 billion U.S. ready-to-serve soup category. Last fall, we introduced varieties containing 45 to 50 percent less sodium than regular soups. This year, we're launching *Progresso* Light, which has a zero POINTS® value per serving, along with the endorsement of Weight Watchers®.


PROGRESSO
Light

Progresso Soup Retail Sales
(percent growth)


12
12
10
05
06
07

ACNielsen measured outlets plus Wal-Mart

U.S. Yogurt Category Segments
(percent of sales)



36% Adult Cup—Regular
24% Adult Cup—Light
12% Kid
12% Natural/Organic
8% Adult Beverage
8% Adult Probiotic

ACNielsen measured outlets



ries per serving. | In 2007, we partnered with Bob Greene, a well-known personal trainer, on the launch of his Best Life™ Diet book. This book mentions a variety of our products. We also created Best Life™ Diet merchandising events in many grocery stores, driving good sales growth for our participating brands. | Watching your portion size is another way to keep your calorie count in check. Our 100-calorie packs of *Pop•Secret* microwave popcorn continue to be a hit, and new Homestyle flavor is now arriving in stores. We also have introduced *Chex* snacks in 100-calorie packs, which helped drive 6 percent retail sales growth for our salty snacks in fiscal 2007. And we recently launched *Fruit Roll-Ups* Minis, with just 40 calories per serving. | We'll have more great-tasting, low-calorie products coming in 2008.

A NEW WORKOUT PARTNER

We're partnering with Curves®, a chain of 10,000 worldwide fitness centers for women, to launch a new line of cereals and snack bars. The cereals range from 100 to 190 calories per serving and contain whole grains and fiber. The 100-calorie bars contain 5 grams of fiber and are a good source of calcium.


NEW!
Curves
NEW!
Curves
NEW!
Curves



Grain Snacks Retail Sales
(dollars in millions)


330
380
470
05
06
07

ACNielsen measured outlets plus Wal-Mart

Dry Dinner Mixes Market Share
(percent of category sales)


72
73
76
05
06
07

ACNielsen measured outlets

Time-strapped consumers are buying more of our convenient, easy-to-prepare products. Today, 98 percent of all U.S. households have at least one General Mills product in their kitchen. | *Pillsbury* is the clear leader in the $1.7 billion refrigerated dough market – a category built on convenience. Retail sales for our cinnamon rolls and crescent rolls each grew by double digits in 2007. We're bringing more innovation to these lines in 2008 with *Place 'n Bake* Crescent Rounds and Flaky Cinnamon Twists. | Retail sales for *Totino's Pizza Rolls* grew 8 percent in 2007 driven by Mega *Pizza Rolls.* Teens and moms like the easy preparation of this line of frozen snacks – they're ready after less than two minutes in the microwave. | *Hamburger Helper* has always been a convenient choice for dinner. Now it makes a quick lunch or snack with

HOMEMADE TASTE MADE EASIER

Pillsbury refrigerated dough products posted good sales growth in 2007, as we increased advertising on this easy-to-prepare line. New *Pillsbury Simply Bake* bars come packaged in an oven-ready pan, ready to bake and serve.


Simply Bake
Turtle Supreme Bars
Cinnamon Rolls
Crescent

- CONVENIENCE COUNTS -

WE HAVE *more than* 400 PRODUCTS THAT CAN BE MADE IN 15 MINUTES *or less*, AND EVEN MORE ARE *ready to eat.*

Hamburger Helper Microwave Singles. Each pouch contains all of the ingredients of regular *Hamburger Helper* and includes the meat. These new varieties drove 5 percent retail sales growth and a 3-point dollar share gain for our dinner mixes in 2007. We've got more *Helper* flavors coming in 2008. | For a warm, gooey dessert ready in less than two minutes, try *Betty Crocker Warm Delights.* Retail sales for these single-serving, microwaveable desserts exceeded $45 million in 2007. | Convenient, great-tasting and good-for-you is the ultimate food combination – and that's *Nature Valley* granola bars. Retail sales for our grain snacks grew 24 percent on the success of our newest varieties, including two new flavors of *Nature Valley* Sweet & Salty Nut granola bars and *Fiber One* bars. | We've got more innovation coming in 2008 on many of these convenient product lines.

Nature Valley *granola bars have been a hit with consumers since their introduction in 1975. We've added new varieties to the line, driving 21 percent compound sales growth over the most recent two years. Roasted Nut Crunch bars are our latest addition to this wholesome brand.*


NATURE VALLEY
SWEET & SALTY NUT
NATURE VALLEY
ROASTED
NUT CRUNCH
NATURE VALLEY
OATS 'N HONEY

MICROWAVE CONVENIENCE

For a warm, satisfying dessert that won't blow your diet, try new *Betty Crocker Warm Delights* Minis. They contain just 150 calories per serving. *Hamburger Helper Microwave Singles* are ready in six minutes in the microwave – perfect for an after-school snack.


Warm Delights Minis
Warm Delights Minis
Hamburger Helper
MICROWAVE SINGLES

– A WORLD OF OPPORTUNITY –

OUR BUSINESSES *generate* $3 BILLION OF INTERNATIONAL SALES IN *more than* 100 MARKETS.

International sales for Häagen-Dazs *super-premium ice cream have grown at an 8 percent compound rate over the past four years.*


Häagen-Dazs
Crispy Sandwich

Net sales for our international businesses, including our proportionate share of sales from joint ventures, totaled $3 billion in 2007. We see tremendous opportunities for our brands in global markets. | Cereal Partners Worldwide, our joint venture with Nestlé, generates $1.6 billion in annual net sales today. We have a 50 percent stake in this growing business, which holds an estimated 24 percent share of category sales in the combined 130 markets where we compete. | Sales for our wholly owned international businesses grew 16 percent in 2007. We're focusing on three product platforms: super-premium ice cream, world cuisine and healthy snacking. | *Häagen-Dazs* ice cream today is marketed in more than 60 countries around the globe. We're expanding this brand by introducing new flavors and products. And we're opening more *Häagen-Dazs*

CEREAL GROWTH AROUND THE WORLD

Countries outside of North America now account for more than half of the world's cereal consumption, and per capita levels are still low, so there's lots of room for growth. Cereal Partners Worldwide holds the No. 2 share position in these global markets.


Nestlé
Fitness
UNCLE TOBYS
Plus
NEW


2007 Net Sales Growth by Region
(percent)
8
14
20
21
Canada
Asia/ Pacific
Europe
Latin America



cafes in Europe and China. | Consumer interest in ethnic foods is growing around the world. Our *Old El Paso* Mexican foods are available in more than 20 countries. We have a variety of new items coming in 2008, including *Stand 'n Stuff* tacos in Europe and Crispy Chicken tacos in Australia. | The *Wanchai Ferry* brand is a great frozen dumpling business for us in China, where sales increased 17 percent in 2007. We brought this brand to France in 2007, launching a line of shelf-stable Chinese dinner kits. | For a healthy, wholesome snack, consumers around the world are grabbing a *Nature Valley* granola bar. This brand is available in 54 countries – and counting. We'll bring these bars to new European and Latin American markets in 2008.

GROWING WORLD CUISINE

International sales for *Old El Paso* Mexican foods have grown at an 8 percent compound rate over the past four years. *Wanchai Ferry* has been a popular brand of dumplings in China. Now it's a global brand with Chinese dinner kits available in France and the U.S.


OLD EL PASO
Hard 'n Soft
Wanchai Ferry



Industry Food Sales Growth by Retail Outlet
(three-year compound growth through December 2006)


3
8
9
9
12
15
Grocery Stores
Convenience Stores
Club Stores
Drug and Dollar Stores
Mass Merchandisers and Supercenters
Natural and Organic Stores

Management Ventures, Inc.

U.S. consumers are eating more food away from home than ever before. Our Bakeries and Foodservice segment is building our sales in growing foodservice outlets. | We've got a good business in schools with products like cereal and yogurt. Now we're developing a portfolio of healthy snacks, such as *Fruity Cheerios* cereal bars and *Cinnamon Toast Crisps*, that meet the nutritional requirements of K–12 school programs. In 2008, we're increasing our focus on hotels and health care facilities, two segments with great opportunities for future growth. | A number of our products are well-suited for grab-and-go consumers visiting convenience stores. Our sales in these stores grew 12 percent in 2007, outpacing food sales growth in the channel. Hot prepared foods are a fast-growing category in convenience stores. This fall, we'll launch *Totino's Pizza Rolls*

GROWING ORGANIC BRANDS

Cascadian Farm and *Muir Glen* are leading brands in natural and organic food stores, posting 21 percent net sales growth in 2007. This summer, we're adding new flavors to our line of *Muir Glen* soups and *Cascadian Farm* granola bars. We also are launching new *Cascadian Farm Purely Steam* frozen vegetables.


purely
STEAM

- OUTLETS FOR GROWTH -

FAST-GROWING *retail formats* AND THE $500 BILLION U.S. FOODSERVICE INDUSTRY ARE *growth channels* FOR OUR BRANDS.

and a new *Pillsbury* Sweet Minis line of cookies, brownies and mini-doughnuts, designed to be purchased warm from heated display cases. | We're building our business in faster-growing retail channels, such as club, dollar, and natural and organic stores, with products for their unique formats. For example, in club stores, Pillsbury is launching a line of large-sized, frozen pizza snacks under the *Pappalo's* name. Larger packages of *Pillsbury* crescent and cinnamon rolls also will be in club stores this fall. And we're introducing gourmet frozen vegetables under both the *Betty Crocker* and *Green Giant* brands. | We had strong growth in natural and organic stores in 2007 as we introduced a variety of new products, including *Cascadian Farm* Vanilla Almond cereal and several new soups from *Muir Glen*. We've got more new items coming in 2008.



Pillsbury Place & Bake *muffins from our Bakeries and Foodservice division give foodservice operators an easy way to make a wide variety of muffin products. In 2008, we're expanding this successful line to include cookies, scones and cinnamon rolls.*

SNACKS ON THE GO

Caramel *Bugles* is one of our fastest-selling snacks in convenience stores, where industry food sales are growing at an 8 percent rate. New products for this channel include Hot 'n Spicy *Chex Mix* and *Pillsbury* Sweet Minis baked goods.




BUGLES
Chex
MIX

The General Mills Foundation awards grants in the areas of youth nutrition and fitness, education, social services, and the arts. We provide product donations to food banks. And we make corporate donations through various programs that support specific causes that matter to our consumers.


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2007 General Mills Contributions
(in millions)

$20 Foundation Grants
$21 Product Donations
$41 Corporate Contributions



In addition to providing high-quality products for consumers and generating good returns for shareholders, we also are committed to making a positive contribution to our communities and society as a whole. We do this in a variety of ways. For example, our *Box Tops for Education* coupon redemption program has been providing funds for K–8 schools over the past 10 years. Through our *Save Lids to Save Lives* program, *Yoplait* yogurt has donated more than $18 million to breast cancer research. And our *Spoonfuls of Stories* initiative promotes literacy. In the last five years, we've distributed more than 25 million books in packages of *Cheerios* cereal. | Through the General Mills Foundation, we provide grants targeting youth nutrition and fitness, education, social services, and arts and culture. In 2007, those grants exceeded $20 million. We made product donations valued at $21 million to America's Second Harvest, the nation's largest network of food banks. In addition,

REPORTING ON OUR EFFORTS

Our 2007 Corporate Social Responsibility Report describes many aspects of our corporate citizenship initiatives. It is available on our Web site at WWW.GENERALMILLS.COM.



– MAKING A POSITIVE IMPACT –

AS A *leading consumer company,* WE HOLD OURSELVES TO HIGH STANDARDS OF *corporate* CITIZENSHIP.

78 percent of General Mills U.S. employees volunteer their time for a variety of community service efforts. | In 2008, we will increase our international efforts, focusing on improving nutrition, fitness and education for children. We're aiding in hunger relief in Africa by providing meals to feed 3,000 children in Malawi. And we're working with our international businesses to identify other opportunities to make a difference globally. | We also are committed to maintaining and sustaining a healthy environment. We continually look for ways to conserve resources, reduce energy usage and minimize packaging. We've set goals to reduce our water usage rate by 5 percent from 2006 to 2011, and reduce energy usage, greenhouse gas emissions and solid waste generation rates by 15 percent from 2005 to 2010. | For more information on these and other aspects of our corporate citizenship, see our 2007 Corporate Social Responsibility Report.

Our* Box Tops for Education *program is 10 years old. In the last decade, we've donated more than $220 million to 90,000 K–8 schools in the United States.


BOX TOP$
FOR EDUCATION

CHAMPIONS FOR HEALTHY KIDS

Since 2002, the General Mills Foundation has invested nearly $11 million through its Champions for Healthy Kids℠ grants and other nutrition and fitness initiatives. These efforts support youth nutrition and fitness programs that promote a healthy lifestyle and have reached more than two million children across the country.



GENERAL MILLS
Champions
Improving Youth Nutrition & Fitness

Board of Directors

PAUL DANOS
Dean, Tuck School of Business and Laurence F. Whittemore Professor of Business Administration, Dartmouth College (1,5)
Hanover, New Hampshire

WILLIAM T. ESREY
Chairman Emeritus, Sprint Corporation (telecommunication systems) (1,3*)
Vail, Colorado

RAYMOND V. GILMARTIN
Professor of Management Practice, Harvard Business School; Retired Chairman, President and Chief Executive Officer, Merck & Company, Inc. (pharmaceuticals) (2,4*)
Woodcliff Lake, New Jersey

JUDITH RICHARDS HOPE
Distinguished Visitor from Practice, Georgetown University Law Center (1*,5)
Washington, D.C.

HEIDI G. MILLER
Executive Vice President and chief executive officer, Treasury & Security Services, J.P. Morgan Chase & Co. (2,3)
New York, New York

HILDA OCHOA-BRILLEMBOURG
Founder, President and Chief Executive Officer, Strategic Investment Group (investment management) (3,5)
Arlington, Virginia

STEVE ODLAND
Chairman and Chief Executive Officer, Office Depot, Inc. (office products retailer) (3,4)
Delray Beach, Florida

KENDALL J. POWELL
President and Chief Operating Officer, General Mills, Inc.

MICHAEL D. ROSE
Chairman of the Board, First Horizon National Corporation (banking and financial services) (2*,4)
Memphis, Tennessee

ROBERT L. RYAN
Retired Senior Vice President and Chief Financial Officer, Medtronic, Inc. (medical technology) (1,3)
Minneapolis, Minnesota

STEPHEN W. SANGER
Chairman of the Board and Chief Executive Officer, General Mills, Inc.

A. MICHAEL SPENCE
Partner, Oak Hill Investment Management Partners; Professor Emeritus and Former Dean, Graduate School of Business, Stanford University (2,4)
Stanford, California

DOROTHY A. TERRELL
Limited Partner, First Light Capital (venture capital) (1,5*)
Boston, Massachusetts

BOARD COMMITTEES | 1 *Audit* | 2 *Compensation* | 3 *Finance*
4 *Corporate Governance* | 5 *Public Responsibility* | * *Denotes Committee Chair*

Corporate Governance Practices

We have a long-standing commitment to strong corporate governance. The cornerstone of our practices is an independent board of directors. All directors stand annually for election by shareholders, and all board committees are composed entirely of independent directors. In addition, our management practices demand high standards of ethics as described in our employee Code of Conduct. For more information on our governance practices, see our Web site and our 2007 Proxy Statement.

Senior Management

MARK W. ADDICKS
Senior Vice President,
Chief Marketing Officer

Y. MARC BELTON
Executive Vice President,
Worldwide Health,
Brand and New Business
Development

PETER J. CAPELL
Senior Vice President,
International Marketing
and Sales

GARY CHU
Senior Vice President;
President, Greater China

JULIANA L. CHUGG
Senior Vice President;
President, Pillsbury USA

GIUSEPPE A. D'ANGELO
Senior Vice President;
President, Europe, Latin
America and Africa

RANDY G. DARCY
Executive Vice President,
Worldwide Operations
and Technology

PETER C. ERICKSON
Senior Vice President,
Innovation, Technology
and Quality

IAN R. FRIENDLY
Executive Vice President;
Chief Operating Officer,
U.S. Retail

JEFFREY L. HARMENING
Vice President;
President, Big G Cereals

DAVID P. HOMER
Vice President;
President, Canada

JAMES A. LAWRENCE
Vice Chairman and
Chief Financial Officer

JOHN T. MACHUZICK
Senior Vice President;
President, Bakeries and
Foodservice

SIRI S. MARSHALL
Senior Vice President,
General Counsel, Chief
Governance and
Compliance Officer
and Secretary

MICHELE S. MEYER
Vice President;
President, Small Planet
Foods

MARIA S. MORGAN
Vice President;
President, Foodservice

DONAL L. MULLIGAN
Senior Vice President,
Financial Operations

JAMES H. MURPHY
Vice President;
President, Meals

KIMBERLY A. NELSON
Vice President;
President, Snacks Unlimited

CHRISTOPHER D. O'LEARY
Executive Vice President;
Chief Operating Officer,
International

MICHAEL A. PEEL
Senior Vice President,
Human Resources and
Corporate Services

KENDALL J. POWELL
President and
Chief Operating Officer

JEFFREY J. ROTSCH
Executive Vice President,
Worldwide Sales and
Channel Development

STEPHEN W. SANGER
Chairman of the Board and
Chief Executive Officer

CHRISTINA L. SHEA
Senior Vice President,
External Relations and
President, General Mills
Foundation

ANN W.H. SIMONDS
Vice President;
President, Baking Products

CHRISTI L. STRAUSS
Senior Vice President;
Chief Executive Officer,
Cereal Partners Worldwide

KENNETH L. THOME
Senior Vice President,
Finance

ROBERT F. WALDRON
Senior Vice President;
President, Yoplait-Colombo

Selected FINANCIAL INFORMATION

THIS SECTION HIGHLIGHTS SELECTED INFORMATION ON OUR PERFORMANCE AND FUTURE EXPECTATIONS. FOR A COMPLETE PRESENTATION OF GENERAL MILLS' FINANCIAL RESULTS, PLEASE SEE THE FINANCIAL REVIEW SECTION BEGINNING ON PAGE 25 OF THIS REPORT.

Offsetting Higher Input Costs

Our long-term growth model calls for segment operating profits to grow faster than sales, creating margin expansion over time. In the past several years, we and other food manufacturers have faced sustained inflation on ingredient and energy costs. This cost inflation has pressured our profit margins. Raw materials, including ingredients and packaging materials, represent approximately 50 percent of General Mills' total cost of sales. And energy costs are a key component of both manufacturing and distribution expense.

2007 Cost of Sales

- Raw Materials
- Manufacturing
- Distribution



In 2007, our cost inflation on ingredients and energy totaled $115 million. We were successful in offsetting these higher costs with strong productivity and pricing, and our gross margin expanded by 50 basis points to 36.1 percent of net sales.

We are anticipating that cost inflation on ingredients and energy will be higher in 2008 – our plan estimate is $250 million. In order to offset these cost pressures, our plans include pricing actions, as well as a continued focus on productivity initiatives. These initiatives include managing our product mix toward higher-profit items, standardizing the raw materials that we purchase, and investing in technology to improve our production efficiency.

Gross Margin
(percent of net sales)


35.2
35.6
36.1
05
06
07

Investing to Build Our Brands

We reinvest some of the cash generated by our cost savings initiatives in consumer marketing activities such as advertising, consumer promotions and product sampling. We believe that these brand-building activities generate consumer demand for our products, and drive sales and profit growth. In 2007, we increased our consumer spending by 8 percent, and in 2008, we expect to further increase our consumer marketing investment.

Consumer Marketing Spending
(percent growth)


+5
+8
+7–9
06
07
08
Estimate

Our segment operating profit margin increased by 20 basis points in 2007, including our increased investment in marketing activities. In 2008, our target again is to grow segment operating profit faster than sales, consistent with our long-term growth model.

*Segment Operating Profit Margin**
(percent of net sales)


17.8
18.0
18.2
05
06
07

** See page 47 for discussion of this non-GAAP measure.*

Our Priorities for Cash Flow

In fiscal 2007, our cash flow from operations totaled nearly $1.8 billion. We reinvested a portion of this cash in capital projects designed to support the growth of our businesses worldwide and to increase productivity. Our investments in capital projects totaled $460 million in 2007, or 3.7 percent of net sales. Projects included adding manufacturing capacity for granola bars, and investing in our processing and packaging of yogurt and cereal. We also completed numerous projects designed to generate cost savings in 2008 and beyond.

In 2008, our current plans call for capital investments of approximately $575 million. Over the next three years combined, we expect our capital investments to average less than 4 percent of annual net sales.

Capital Expenditures
(dollars in millions)


434
360
460
575
05
06
07
08
Estimate

We expect that more than 60 percent of our 2008 capital investments will be focused on growth projects and productivity initiatives. For example, we plan to add manufacturing capacity for yogurt and granola bars to support continued growth on these businesses. We expect to realize cost savings from a wide variety of initiatives, such as simplifying and automating some of our packaging lines for Pillsbury USA.

2008 Capital Expenditures


Growth
Cost Savings
Essential

In total, we returned more than $1.8 billion in cash to General Mills shareholders in 2007 through dividends and share repurchases. We view dividends as an important component of shareholder return. In fact, General Mills and its predecessor firm have paid regular dividends without interruption or reduction for 109 years. During 2007, we made two increases to the quarterly dividend rate. As 2008 began, the board of directors approved a further 2-cent increase in the quarterly dividend to 39 cents per share, effective with the Aug. 1, 2007, payment. The new annualized rate of $1.56 per share represents an 8 percent increase over dividends paid in 2007. It is our goal to continue paying dividends roughly in line with the payout ratios of our peer group, and to increase dividends over time as our earnings grow.

In 2007, we repurchased 25 million shares of General Mills stock. In 2008, we expect to reduce total shares outstanding another net 2 percent.

Average Diluted Shares Outstanding
(in millions)


379
360
353
06
07
08
Goal

Looking ahead, we intend to remain disciplined in our capital investment and continue returning significant cash to shareholders through dividends and share repurchases. We expect these actions, coupled with the growth in earnings that we have targeted, to result in improving return on capital (ROC). In 2007, our ROC increased by 60 basis points from 2006 results. Our long-term goal is to improve ROC by an average of 50 basis points a year.

Returns to Shareholders

Our objective is to deliver consistent financial performance that – coupled with an attractive dividend yield – results in double-digit returns to our shareholders over the long term. In fiscal 2007, the total return to General Mills shareholders exceeded 19 percent. Over the last three years, we generated a compound annual total shareholder return of 12 percent. This three-year performance was slightly lower than the return generated by the broad market, but exceeded our peer group's performance over the same time period.

Total Shareholder Return, Fiscal 2005–2007
(compound growth rate, price appreciation plus reinvested dividends)


12.3
12.7
8.6
General Mills
S&P 500 Index
S&P Packaged Foods Index

Financial Review

TABLE OF CONTENTS

Six-year Financial Summary

In Millions, Except per Share Data and Number of Employees Fiscal Year Ended	May 27, 2007	May 28, 2006	May 29, 2005	May 30, 2004	May 25, 2003	May 26, 2002
Operating data:						
Net sales	$12,442	$11,712	$11,308	$11,122	$10,544	$ 7,949
Gross margin[(a)]	4,487	4,167	3,982	4,088	3,969	2,970
Selling, general and administrative expenses	2,390	2,179	1,998	2,052	2,050	1,756
Restructuring, impairment and other exit costs	39	30	84	26	62	134
Operating profit	2,058	1,958	1,900	2,010	1,857	1,080
Divestitures (gain)	–	–	(499)	–	–	–
Debt repurchase costs	–	–	137	–	–	–
Interest expense, net	427	399	455	508	547	416
Income taxes	560	538	661	526	458	237
After-tax earnings from joint ventures	73	69	94	79	65	34
Net earnings	1,144	1,090	1,240	1,055	917	458
Average shares outstanding:						
Basic	347	358	371	375	369	331
Diluted	360	379	409	413	395	342
Net earnings per share:						
Basic	$ 3.30	$ 3.05	$ 3.34	$ 2.82	$ 2.49	$ 1.38
Diluted	$ 3.18	$ 2.90	$ 3.08	$ 2.60	$ 2.35	$ 1.34
Depreciation and amortization	$ 418	$ 424	$ 443	$ 399	$ 365	$ 296
Advertising and media expense	543	524	481	514	526	489
Research and development expense	191	178	165	158	149	131
Balance sheet data:						
Land, buildings and equipment	$ 3,014	$ 2,997	$ 3,111	$ 3,197	$ 3,087	$ 2,842
Total assets	18,184	18,075	17,923	18,331	18,087	16,540
Long-term debt, excluding current portion	3,218	2,415	4,255	7,410	7,516	5,591
Total debt[(a)]	6,206	6,049	6,192	8,226	8,857	9,439
Stockholders' equity	5,319	5,772	5,676	5,248	4,175	3,576
Cash flow trends:						
Net cash provided by operating activities	1,765	1,848	1,794	1,521	1,726	930
Capital expenditures	460	360	434	653	750	540
Net cash provided (used) by investing activities	(597)	(369)	413	(530)	(1,113)	(3,288)
Net cash provided (used) by financing activities	(1,398)	(1,405)	(2,385)	(943)	(885)	3,269
Other data:						
Stock price range:						
Low	$ 49.27	$ 44.67	$ 43.01	$ 43.75	$ 37.38	$ 41.61
High	$ 61.11	$ 52.16	$ 53.89	$ 49.66	$ 48.18	$ 52.86
Year-end	$ 60.15	$ 51.79	$ 49.68	$ 46.05	$ 46.56	$ 45.10
Cash dividends per common share	$ 1.44	$ 1.34	$ 1.24	$ 1.10	$ 1.10	$ 1.10
Number of full- and part-time employees	28,580	28,147	27,804	27,580	27,338	28,519

Fiscal 2004 was a 53-week year; all other fiscal years were 52 weeks.

In fiscal 2007, we adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans an amendment of FASB Statements No. 87, 88, 106 and 132(R)", resulting in an after-tax reduction to stockholders' equity of $440 million, and SFAS No. 123R, "Share Based Payment", resulting in a decrease to fiscal 2007 net earnings of $43 million, and a decrease to fiscal 2007 cash flows from operations and corresponding decrease to cash flows used by financing activities of $73 million. See Notes 2 and 13 to the Consolidated Financial Statements.

(a) See Glossary on page 86 for definition.

Management's Discussion and Analysis of Financial Condition and Results of Operations

EXECUTIVE OVERVIEW

We are a global consumer foods company. We develop distinctive food products and market these value-added products under unique brand names. We work continuously on product innovation to improve our established brands and to create new products that meet consumers' evolving needs and preferences. In addition, we build the equity of our brands over time with strong consumer-directed marketing and innovative merchandising. We believe our brand-building strategy is the key to winning and sustaining leading share positions in markets around the globe.

Our fundamental business goal is to generate superior returns for our stockholders over the long term. We believe that increases in net sales, segment operating profits, earnings per share, and return on average total capital are the key measures of financial performance for our businesses. See pages 47 and 48 for our discussion of segment operating profit and return on average total capital, which are not defined by generally accepted accounting principles (GAAP).

Our objectives are to consistently deliver:

- low single-digit average annual growth in net sales;
- mid single-digit average annual growth in total segment operating profit;
- high single-digit average annual growth in earnings per share (EPS); and
- at least a 50 basis point average annual increase in return on average total capital.

We believe that this financial performance, coupled with an attractive dividend yield, should result in long-term value creation for stockholders. We also return a substantial amount of cash annually to stockholders through share repurchases.

For the fiscal year ended May 27, 2007, our net sales grew 6 percent, total segment operating profit grew 7 percent, diluted EPS increased 10 percent, and our return on average total capital improved by 60 basis points. These results met or exceeded our long-term targets. Net cash provided by operations totaled nearly $1.8 billion in fiscal 2007, enabling us to increase our annual dividend payments per share by 7.5 percent from fiscal 2006 and continue returning cash to stockholders through share repurchases, which totaled $1,321 million in fiscal 2007. We made significant capital investments totaling $460 million to support future growth and productivity.

We achieved each of our four key operating objectives for fiscal 2007:

- We generated net sales growth across our businesses. Both Big G cereals and Pillsbury USA renewed net sales growth in fiscal 2007 following modest sales declines in fiscal 2006. In addition, all of our other U.S. Retail divisions and our International and Bakeries and Foodservice segments each posted net sales gains in fiscal 2007.
- We achieved net sales contributions from new products, as we introduced more than 400 new food items in markets around the world.
- We capitalized on growth opportunities for our brands in new channels and international markets. During 2007, we increased our unit volume and net sales in fast-growing retail channels such as drug, dollar and discount stores, convenience stores, and supercenters. Outside the United States, International segment net sales increased 16 percent in fiscal 2007 and exceeded $2 billion for the first time.
- We also recorded increases in both gross margin and segment operating profit in fiscal 2007, despite continued input cost inflation and a significant increase in our consumer marketing spending.

Details of our financial results are provided in the "Fiscal 2007 Consolidated Results of Operations" section below.

Our fiscal 2008 operating objectives are consistent with our long-term growth model and are built around broad-based growth in net sales, focused cost-savings initiatives to offset higher input costs, and increased levels of investment in media and other brand-building marketing programs to fuel continued net sales growth. To drive growth in net sales, we plan to increase unit volumes, improve sales mix, and achieve net price realization through a combination of pricing actions and trade promotion efficiencies. We also will continue to focus on faster-growing retail formats and foodservice channels such as membership and convenience stores, and expand our branded product sales to hospitality and healthcare-related foodservice customers with new products and portion sizes. Internationally, we are focused on building our global brands. Our company-wide cost-saving initiatives include evaluating sales mix and trade spending efficiency, portfolio management techniques including product rationalization and simplification, capital investments in manufacturing technology, and global sourcing. We expect pricing and cost-savings initiatives to help us largely offset significant input cost inflation, especially for dairy ingredients, oils (primarily soybean), and grains. Our plans also call for reinvestment of some of these cost savings in media and other brand-building marketing programs, resulting in another high single-digit increase in these expenditures.

Our plans also call for $575 million of expenditures for capital projects, and a significant amount of cash returned to stockholders. We intend to continue repurchasing shares in fiscal 2008, with a goal of reducing average diluted shares outstanding a net 2 percent. On June 25, 2007, our Board of Directors approved a dividend increase to an annual rate of $1.56 per share. This represents a 9 percent compound annual growth rate in dividends from fiscal 2004 to fiscal 2008.

Application of hedge accounting under Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended (SFAS 133), requires significant resources, recordkeeping, and analytical systems. As a result of the rising compliance costs and the complexity associated with the application of hedge accounting, we have elected to discontinue the use of hedge accounting for our commodity derivatives at the beginning of fiscal 2008 for all new commodity derivatives entered into after that date. Accordingly, the changes in the values of these derivatives will be recorded in earnings currently, resulting in volatility in both net earnings and gross margin. These gains and losses will be reported in cost of sales in our Consolidated Statements of Earnings and in unallocated corporate expenses in our segment operating results. Regardless of designation for accounting purposes, we believe all our commodity hedges are economic hedges of our risk exposures. Commodity derivatives previously accounted for as cash flow hedges are not affected by this change and any gains or losses deferred to accumulated other comprehensive income (loss) in stockholders' equity will remain there until the hedged item affects earnings.

Certain terms used throughout this report are defined in a glossary on page 86 of this report.

FISCAL 2007 CONSOLIDATED RESULTS OF OPERATIONS

For fiscal 2007, we reported diluted EPS of $3.18, up 10 percent from $2.90 per share earned in fiscal 2006. Earnings after tax were $1,144 million in fiscal 2007, up 5 percent from $1,090 million in fiscal 2006.

The components of net sales growth are shown in the following table:

Components of Net Sales Growth

	Fiscal 2007 vs. 2006
Unit Volume Growth	+4 pts
Price/Product Mix	+2 pts
Foreign Currency Exchange	+1 pt
Trade and Coupon Promotional Expenses	Flat
Net Sales Growth	+6%

Table does not add due to rounding.

Net sales for fiscal 2007 grew 6 percent to $12.4 billion, driven by 4 percentage points of unit volume growth, primarily in our U.S. Retail and International segments, and 2 percentage points of growth from pricing and favorable product mix across many of our businesses. In addition, foreign currency exchange effects added 1 percentage point of growth, while promotional spending was flat compared to fiscal 2006.

Cost of sales was up $410 million in fiscal 2007 versus fiscal 2006. Cost of sales as a percent of net sales decreased from 64.4 percent in fiscal 2006 to 63.9 percent in fiscal 2007 as $115 million of higher ingredient (primarily grains and dairy) and energy costs were more than offset by efficiency gains at our manufacturing facilities. These gains resulted from cost-saving capital projects, the operating benefits of our broad-based unit volume growth, changes to product formulations, and continued actions to replace low-turning products with faster-turning items.

Selling, general and administrative (SG&A) expenses increased by $211 million in fiscal 2007 versus fiscal 2006. SG&A expense as a percent of net sales increased from 18.6 percent in fiscal 2006 to 19.2 percent in fiscal 2007. The increase in SG&A expense from fiscal 2006 was largely the result of a $78 million increase in media and brand-building consumer marketing spending and $69 million of incremental stock compensation expense resulting from our adoption of SFAS No. 123 (Revised), "Share-Based Payment" (SFAS 123R).

Net interest expense for fiscal 2007 totaled $427 million, $28 million higher than net interest expense for fiscal 2006. Higher interest rates caused nearly all of the increase. Interest expense includes preferred distributions paid on subsidiary minority interests. The average rate on our total outstanding debt and subsidiary minority interests was 6.1 percent during fiscal 2007, compared to 5.8 percent during fiscal 2006.

Restructuring, impairment and other exit costs totaled $39 million in fiscal 2007 as follows:

Expense (Income), in millions	
Noncash impairment charge for certain Bakeries and Foodservice product lines	$37
Gain from the sale of our previously closed plant in San Adrian, Spain	(7)
Loss from divestitures of our par-baked bread and frozen pie product lines	10
Adjustment of reserves from previously announced restructuring actions	(1)
Total	$39

In late May 2007, we concluded that the future cash flows generated by certain product lines in our Bakeries and Foodservice segment will be insufficient to recover the net book value of the related long-lived assets. We recorded a noncash impairment charge of $37 million against these assets in the fourth quarter of fiscal 2007. We are further evaluating the viability of the impaired product lines and may incur additional charges in the future, depending upon the outcome of those evaluations.

Net proceeds received for the par-baked bread product line were $13 million, and net proceeds from the sale of our frozen pie product line were $1 million.

The **effective income tax rate** was 34.3 percent for fiscal 2007, including an increase of $30 million in benefits from our international tax structure and benefits from the settlement of tax audits. In fiscal 2006, our effective income tax rate was 34.5 percent, including the benefit of $11 million of adjustments to deferred tax liabilities associated with our International segment's brand intangibles.

After-tax earnings from joint ventures totaled $73 million in fiscal 2007, compared to $69 million in fiscal 2006. In fiscal 2007, net sales for Cereal Partners Worldwide (CPW) grew 18 percent, including 6 points of incremental sales from the Uncle Tobys cereal business it acquired in Australia. In February 2006, CPW announced a restructuring of its manufacturing plants in the United Kingdom. Our after-tax earnings from joint ventures were reduced by $8 million in both fiscal 2007 and 2006 for our share of the restructuring costs, primarily accelerated depreciation and severance. Net sales for our Häagen-Dazs joint ventures in Asia declined 7 percent in fiscal 2007, reflecting a change in our reporting period for these joint ventures. We changed this reporting period to include results through March 31. In previous years, we included results for the twelve months ended April 30. Accordingly, fiscal 2007 included only 11 months of results from these joint ventures, compared to 12 months in fiscal 2006. The impact of this change was not material to our consolidated results of operations, so we did not restate prior periods for comparability.

Average diluted shares outstanding decreased by 19 million from fiscal 2006 due to our repurchase of 25 million shares of stock during fiscal 2007, partially offset by increases in diluted shares outstanding from the issuance of annual stock awards.

FISCAL 2007 CONSOLIDATED BALANCE SHEET ANALYSIS

As of May 27, 2007, we adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans: An amendment of FASB Statements No. 87, 88, 106 and 132R" (SFAS 158). SFAS 158 requires employers to recognize the underfunded or overfunded status of a defined benefit postretirement plan as an asset or liability and recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income (loss), which is a component of stockholders' equity. As a result of the implementation of SFAS 158, we recognized an after-tax decrease in accumulated other comprehensive income (loss) of $440 million for all of our defined benefit pension, other postretirement, and postemployment benefit plans. Other balances affected by the adoption of SFAS 158 are identified in the analysis below. Prior periods were not restated.

Cash and cash equivalents decreased by $230 million from fiscal 2006 due to our acquisitions of Saxby Bros. Limited in the United Kingdom and the funding of our share of CPW's acquisition of Uncle Tobys in Australia.

Receivables increased $41 million from fiscal 2006, driven mainly by higher international sales levels and foreign exchange translation, partially offset by a decrease in domestic receivables due mainly to the timing of sales in the month of May. The allowance for doubtful accounts was essentially unchanged from fiscal 2006.

Inventories increased $119 million from fiscal 2006, due primarily to a higher level of finished goods in advance of our package size modification of Big G cereals in early fiscal 2008, and increases in grain inventories due to higher quantities and prices. These increases were partially offset by an increase in the reserve for the excess of first in, first out (FIFO) inventory costs over last in, first out (LIFO) inventory costs of $16 million.

Land, buildings and equipment increased $17 million, as capital expenditures of $460 million were offset by normal depreciation and disposal of assets related to the sales of our Chelsea, Tempe, Rochester, and San Adrian facilities. In addition, we recorded $37 million of impairment charges against certain long-lived assets related to underperforming product lines in our Bakeries and Foodservice segment.

Goodwill and other intangible assets increased $270 million from fiscal 2006, primarily from foreign currency translation. Our international acquisitions, including CPW's acquisition of Uncle Tobys, completed during fiscal 2007 increased these intangibles by $58 million.

Other assets decreased by $191 million from fiscal 2006. Our prepaid pension asset decreased by $304 million following our annual changes in assumptions, fiscal 2007 asset performance, and our adoption of SFAS No. 158. This decrease was partially offset by a $109 million increase in our investments in joint ventures, consisting primarily of loans to and additional equity investments in CPW to finance its acquisition of Uncle Tobys.

Accounts payable increased $105 million to $778 million in fiscal 2007 from higher vendor payables that were generally in line with increases in inventories, and from foreign exchange translation.

Long-term debt, the **current portion of long-term debt,** and **notes payable** together increased $157 million from fiscal 2006. We issued $1.5 billion of long-term debt that replaced long-term debt maturing in fiscal 2007. We issued $1.15 billion of convertible notes in fiscal 2007 that were used to repay commercial paper. We also carried higher levels of debt as of May 27, 2007, due to increased share repurchases. In addition, as of May 27, 2007, we consolidated a variable interest entity (VIE) in which we are the primary beneficiary (PB), resulting in a $37 million increase to total debt. As of May 27, 2007, we also recorded $23 million of debt for capital lease obligations related to certain contractual relationships with third parties.

The current and noncurrent portions of **deferred income taxes** decreased $274 million to $1.4 billion primarily due to a reclassification of $248 million of deferred taxes to accumulated other comprehensive income (loss), a component of stockholders' equity, following our adoption of SFAS 158. We also incurred $26 million of deferred income tax expense in fiscal 2007.

Other current liabilities increased $248 million to $2,079 million primarily due to a $118 million increase in accrued income taxes and a $56 million increase in unsettled share repurchases.

Other liabilities increased $306 million, primarily the result of an increase in accrued other postretirement and postemployment benefit liabilities following our annual changes in assumptions, fiscal 2007 asset performance, and our adoption of SFAS 158.

Retained earnings increased $638 million, reflecting fiscal 2007 net earnings of $1,144 million less dividends of $506 million. **Treasury stock** increased $1,035 million from fiscal 2007 share repurchases of $1,385 million, offset by shares issued for stock option exercises and restricted stock unit vesting. **Additional paid in capital** increased $105 million including a $84 million decrease from the reclassification of unearned compensation resulting from our adoption of SFAS 123R, an $11 million after-tax decrease from the issuance of shares to settle the conversion premium on our zero coupon contingently convertible debentures, and a $95 million decrease from the issuance of stock awards during fiscal 2007, offset by an increase of $105 million from current year stock option exercises and $128 million of stock compensation expense recognized in fiscal 2007 earnings. ***Accumulated other comprehensive income* (loss)** decreased by $245 million after-tax, including a $440 million after-tax reduction from our adoption of SFAS 158 offset by favorable foreign exchange translation of $194 million.

FISCAL 2006 CONSOLIDATED RESULTS OF OPERATIONS

For fiscal 2006, we reported diluted EPS of $2.90. This was down 6 percent from $3.08 per share earned in fiscal 2005, which included a significant net gain from divestitures and debt repurchases. Earnings after tax were $1,090 million in fiscal 2006, down 12 percent from $1,240 million in fiscal 2005, primarily due to the net benefit of gains on divestitures and debt repurchase costs in fiscal 2005.

The components of net sales growth are shown in the following table:

Components of Net Sales Growth

	Fiscal 2006 vs. 2005
Unit Volume Growth	+2 pts
Price/Product Mix	+1 pt
Foreign Currency Exchange	Flat
Trade and Coupon Promotion Expense	Flat
Net Sales Growth	+4%

Table does not add due to rounding.

Net sales for fiscal 2006 grew 4 percent to $11.7 billion, driven by 2 percentage points of unit volume growth, primarily in U.S. Retail and International, and 1 percentage point of growth from pricing and product mix across many of our businesses. Foreign currency exchange effects and promotional spending were flat compared to fiscal 2005.

Cost of sales was up $219 million in fiscal 2006 versus fiscal 2005, primarily due to unit volume increases and a $89 million increase in customer freight expense, as manufacturing efficiencies largely offset cost increases due to inflation. Also, the year-over-year change in cost of sales was favorably impacted by the following costs incurred in fiscal 2005: $18 million in expense from accelerated depreciation associated with exit activities, as described below; and $5 million of product recall costs. Cost of sales as a percent of net sales decreased from 64.8 percent in fiscal 2005 to 64.4 percent in fiscal 2006.

SG&A expense increased by $181 million in fiscal 2006. SG&A expense as a percent of net sales increased from

17.7 percent in fiscal 2005 to 18.6 percent in fiscal 2006. The increase in SG&A expense from fiscal 2005 was largely the result of: a $97 million increase in domestic employee benefit costs, including incentives; a $49 million increase in consumer marketing spending; and a $23 million increase in environmental reserves.

Restructuring, impairment and other exit costs totaled $30 million in fiscal 2006. The components of this expense are summarized in the table below:

In Millions	
Closure of our Swedesboro, New Jersey plant	$13
Closure of a production line at our Montreal, Quebec plant	6
Restructuring actions at our Allentown, Pennsylvania plant	4
Asset impairment charge at our Rochester, New York plant	3
Adjustment of reserves from previously announced restructuring actions	4
Total	$30

In fiscal 2005, we recorded restructuring, impairment, and other exit costs pursuant to approved plans as follows:

In Millions	
Charges associated with supply chain initiatives	$44
Relocation of a frozen baked goods line from our Boston, Massachusetts plant	30
Bakeries and Foodservice severance charges	3
Adjustment of reserves from previously announced restructuring actions	7
Total	$84

The supply chain initiatives were undertaken to further increase asset utilization and reduce manufacturing and sourcing costs, resulting in decisions regarding plant closures and production realignment. The actions included decisions to: close our flour milling plant in Vallejo, California; close our par-baked bread plant in Medley, Florida; relocate bread production from our Swedesboro, New Jersey plant; relocate a portion of our cereal production from our plant in Cincinnati, Ohio; close our snacks foods plant in Iowa City, Iowa; and close our dry mix production at Trenton, Ontario.

Net interest expense for fiscal 2006 totaled $399 million, $56 million lower than interest expense for fiscal 2005 of $455 million, primarily as the result of debt pay down and the maturation of interest rate swaps. In fiscal 2006, we had interest rate swaps that converted $500 million of fixed-rate debt to floating rates. Taking into account the effect of our interest rate swaps, the average interest rate on our total outstanding debt and subsidiary minority interests was 5.8 percent in fiscal 2006, compared to 5.9 percent in fiscal 2005.

The **effective income tax** rate was 34.5 percent for fiscal 2006, including the benefit of $11 million of adjustments to deferred tax liabilities associated with our International segment's brand intangibles. In fiscal 2005, our effective income tax rate was 36.6 percent, higher than fiscal 2005 primarily due to the tax impacts of our fiscal 2005 divestitures.

After-tax earnings from joint ventures totaled $69 million in fiscal 2006, compared to $94 million in fiscal 2005. Earnings from joint ventures in fiscal 2005 included $28 million from our Snack Ventures Europe (SVE) joint venture with PepsiCo, Inc., which we divested on February 28, 2005. In fiscal 2006, net sales for CPW grew 4 percent. In February 2006, CPW announced a restructuring of its manufacturing plants in the United Kingdom. Our after-tax earnings from joint ventures was reduced by $8 million for our share of the restructuring costs, primarily accelerated depreciation and severance, incurred in fiscal 2006. Net sales for our Häagen-Dazs joint ventures in Asia declined 7 percent from fiscal 2005 due to an unseasonably cold winter and increased competitive pressure in Japan.

Average diluted shares outstanding decreased by 30 million from fiscal 2005. This was primarily due to the repurchase of a significant portion of our zero coupon contingently convertible debentures in October 2005 and the completion of a consent solicitation related to the remaining convertible debentures in December 2005. These actions ended the dilutive accounting effect of these debentures in our EPS calculations. In addition, we repurchased 19 million shares of our stock during fiscal 2006, partially offset by the issuance of shares upon stock option exercises.

RESULTS OF SEGMENT OPERATIONS

Our businesses are organized into three operating segments: U.S. Retail, International, and Bakeries and Foodservice.

The following tables provide the dollar amount and percentage of net sales and operating profit from each reportable segment for fiscal years 2007, 2006, and 2005:

Net Sales

Dollars In Millions, Fiscal Year	2007		2006		2005	
	Net Sales	Percent of Net Sales	Net Sales	Percent of Net Sales	Net Sales	Percent of Net Sales
U.S. Retail	$ 8,491	68%	$ 8,137	69%	$ 7,891	70%
International	2,124	17	1,837	16	1,725	15
Bakeries and Foodservice	1,827	15	1,738	15	1,692	15
Total	$12,442	100%	$11,712	100%	$11,308	100%

Segment Operating Profit

Dollars In Millions, Fiscal Year	2007		2006		2005	
	Segment Operating Profit	Percent of Segment Operating Profit	Segment Operating Profit	Percent of Segment Operating Profit	Segment Operating Profit	Percent of Segment Operating Profit
U.S. Retail	$1,896	84%	$1,801	85%	$1,745	87%
International	216	10	194	9	163	8
Bakeries and Foodservice	148	6	116	6	108	5
Total	$2,260	100%	$2,111	100%	$2,016	100%

Segment operating profit excludes unallocated corporate expenses of $163 million for fiscal 2007, $123 million for fiscal 2006, and $32 million for fiscal 2005; and also excludes restructuring, impairment and other exit costs because these items affecting operating profit are centrally managed at the corporate level and are excluded from the measure of segment profitability reviewed by our executive management.

U.S. RETAIL SEGMENT Our U.S. Retail segment reflects business with a wide variety of grocery stores, mass merchandisers, membership stores, natural food chains, and drug, dollar and discount chains operating throughout the United States. Our major product categories in this business segment are ready-to-eat cereals, refrigerated yogurt, ready-to-serve soup, dry dinners, shelf stable and frozen vegetables, refrigerated and frozen dough products, dessert and baking mixes, frozen pizza and pizza snacks, grain, fruit and savory snacks, microwave popcorn, and a wide variety of organic products including soup, granola bars, and cereal.

The components of the changes in net sales are shown in the following table:

Components of U.S. Retail Change in Net Sales

	Fiscal 2007 vs. 2006	Fiscal 2006 vs. 2005
Unit Volume Growth	+4 pts	+2 pts
Price/Product Mix	Flat	Flat
Trade and Coupon Promotion Expense	Flat	+1 pt
Change in Net Sales	+4%	+3%

In fiscal 2007, net sales for our U.S. Retail operations were $8.5 billion, up 4 percent from fiscal 2006. This growth in net sales was the result of a 4 percentage point increase in unit volume, led by strong growth in our grain snacks business, as well as volume increases in our Yoplait, Meals, and Pillsbury USA divisions. The unit volume increase was largely driven by higher levels of consumer marketing spending and new product innovation, resulting in higher sales to key customers.

Net sales for this segment totaled $8.1 billion in fiscal 2006 and $7.9 billion in fiscal 2005. Unit volume increased 2 points in fiscal 2006 versus fiscal 2005, led by strong growth in our Yoplait business and volume increases in our Meals, Baking Products and Snacks divisions. Favorable trade and coupon spending also contributed 1 point to the fiscal 2006 increase in net sales, as the rate of promotional activity decreased on a year-over-year basis, largely the result of narrowing price gaps between our products and competitors' products in several heavily promoted categories.

All of our U.S. Retail divisions experienced net sales growth in fiscal 2007 as shown in the tables below:

U.S. Retail Net Sales by Division

Dollars In Millions, Fiscal Year	2007	2006	2005
U.S. Retail:			
Big G	$1,933	$1,903	$1,919
Meals	1,909	1,816	1,697
Pillsbury USA	1,591	1,550	1,562
Yoplait	1,171	1,099	967
Snacks	1,066	967	924
Baking Products	667	650	615
Small Planet Foods and Other	154	152	207
Total U.S. Retail	$8,491	$8,137	$7,891

U.S. Retail Change in Net Sales by Division

	Fiscal 2007 vs. 2006	Fiscal 2006 vs. 2005
Big G	+2%	−1%
Meals	+5	+7
Pillsbury USA	+3	−1
Yoplait	+6	+14
Snacks	+10	+5
Baking Products	+3	+6
Small Planet Foods	+21	+27
Total U.S. Retail	+4%	+3%

In fiscal 2007, Big G cereals net sales grew 2 percent as a result of new product launches such as *Fruity Cheerios* and *Nature Valley* cereals, and continued strong performance of the *Cheerios* franchise. Net sales for the Meals division grew by 5 percent led by the introduction of *Progresso* reduced sodium soups and *Hamburger Helper Microwave Singles*, and the continued strong performance of our other *Hamburger Helper* and *Progresso* offerings. Net sales for Pillsbury USA increased 3 percent as core refrigerated dough products, *Totino's Pizza Rolls* pizza snacks and *Toaster Strudel* pastries all generated solid growth. The Yoplait division's net sales grew 6 percent primarily due to strong performance by *Yoplait Light*, *Go-GURT*, and *Yoplait Kids* yogurt. Net sales for the Snacks division grew 10 percent led by continuing growth for *Nature Valley* granola bars and the introduction of *Fiber One* bars. Baking Products net sales grew 3 percent reflecting greater focus on product lines such as *Bisquick* baking mix and *Warm Delights* microwaveable desserts.

For fiscal 2006, Big G cereals net sales declined 1 percent as our merchandising activity lagged competitors' levels, particularly in the first half of the year. The Meals division's net sales grew by 7 percent led by *Progresso* soup and *Hamburger Helper.* Pillsbury USA net sales declined 1 percent due to weakness in frozen breakfast items, frozen baked goods, and refrigerated cookies. Net sales for the Yoplait division grew 14 percent over fiscal 2005 primarily due to growth in established cup yogurt lines. Net sales for the Snacks division grew 5 percent led by *Nature Valley* granola bars and *Chex Mix* products. Baking Products net sales grew 6 percent reflecting the introduction of *Warm Delights* microwaveable desserts and strong performance during the holiday baking season.

Operating profit of $1.9 billion in fiscal 2007 improved $95 million, or 5 percent, over fiscal 2006. Unit volume increased operating profit by $127 million, and inflation in ingredients (primarily grains and dairy), energy, and labor costs was more than offset by efficiency gains at our manufacturing facilities resulting from cost-saving capital projects, changes to product formulations, and continued actions to reduce low-turning products. These increases in operating profit were partially offset by $46 million of brand-building consumer marketing spending.

Operating profit of $1.8 billion in fiscal 2006 improved $56 million, or 3 percent, over fiscal 2005. Unit volume increases accounted for approximately $89 million of improvement. Net pricing realization and product mix contributed $98 million. These factors exceeded manufacturing and distribution rate increases of $77 million, and increases in consumer marketing spending of $32 million.

INTERNATIONAL SEGMENT In Canada, our major product categories are ready-to-eat cereals, shelf stable and frozen vegetables, dry dinners, refrigerated and frozen dough products, dessert and baking mixes, frozen pizza snacks, and grain, fruit and savory snacks. In markets outside North America, our product categories include super-premium ice cream, grain snacks, shelf stable and frozen vegetables, dough products, and dry dinners. Our International segment also includes products manufactured in the United States for export internationally, primarily to the Caribbean and Latin American markets, as well as products we manufacture for sale to our international joint ventures. Revenues from export activities are reported in the region or country where the end customer is located. These international businesses are managed through 34 sales and marketing offices.

The components of net sales growth are shown in the following table:

Components of International Change in Net Sales

	Fiscal 2007 vs. 2006	Fiscal 2006 vs. 2005
Unit Volume Growth	+8 pts	+4 pts
Price/Product Mix	+6 pts	+2 pts
Foreign Currency Exchange	+4 pts	+1 pt
Trade and Coupon Promotion Expense	-2 pts	−1 pt
Change in Net Sales	+16%	+6%

For fiscal 2007, net sales for our International segment were $2.1 billion, up 16 percent from fiscal 2006. This growth was largely driven by a 15 percent increase in net sales of *Häagen-Dazs* ice cream and the continued strong performance of *Green Giant* and *Old El Paso* products across Europe. Acquisitions made in fiscal 2007 contributed less than 1 point of net sales growth. Four points of net sales growth came from favorable foreign exchange.

Net sales totaled $1.8 billion in fiscal 2006 and $1.7 billion in fiscal 2005. For fiscal 2006 versus fiscal 2005, unit volume grew 4 percent, driven by a 6 percent increase in the Asia/Pacific region.

Net sales growth for our International segment by geographic region is shown in the following tables:

International Net Sales by Geographic Region

Dollars In Millions, Fiscal Year	2007	2006	2005
Europe	$ 756	$ 629	$ 622
Canada	611	566	514
Asia/Pacific	462	403	370
Latin America and South Africa	295	239	219
Total International	$2,124	$1,837	$1,725

International Change in Net Sales by Geographic Region

	Fiscal 2007 vs. 2006	Fiscal 2006 vs. 2005
Europe	+20%	+1%
Canada	+8	+10
Asia/Pacific	+14	+9
Latin America and South Africa	+21	+9
Total International	+16%	+6%

In fiscal 2007, net sales in Europe grew 20 percent reflecting 15 percent growth in net sales of *Häagen-Dazs* ice cream and continued strong performance from *Old El Paso* and *Green Giant* across the region, and especially in the United Kingdom. The acquisition of Saxby Bros. Limited, a chilled pastry company in the United Kingdom, contributed less than 1 point of net sales growth. Net sales in Canada increased 8 percent, led by 35 percent net sales growth on *Nature Valley* snack bars, 6 percent net sales growth in cereals and 11 percent net sales growth on *Old El Paso* products. Asia/Pacific net sales increased 14 percent led by 17 percent net sales growth for *Häagen-Dazs* in China. Latin America and South Africa net sales increased 21 percent led by 20 percent growth in our *Diablitos* product line and the re-launch of *Häagen-Dazs* in Latin America.

Operating profit for fiscal 2007 grew to $216 million, up 11 percent from fiscal 2006, with foreign currency exchange contributing 5 points of that growth. The growth was led by a $48 million increase from higher volumes driven by increases in consumer marketing spending. Net price realization offset supply chain and administrative cost increases.

Operating profit for fiscal 2006 grew to $194 million, up 19 percent from the prior year, with foreign currency exchange effects contributing 2 percentage points of that growth. Improvement in unit volume contributed $24 million, net price realization of $46 million more than offset the effects of supply chain cost changes, and consumer marketing spending increased $24 million.

BAKERIES AND FOODSERVICE SEGMENT In our Bakeries and Foodservice segment we sell branded ready-to-eat cereals, snacks, dinner and side dish products, refrigerated and soft-serve frozen yogurt, frozen dough products, branded baking mixes, and custom food items. Our customers include foodservice distributors and operators, convenience stores, vending machine operators, quick service and other restaurant operators, and business and school cafeterias in the United States and Canada. In addition, we market mixes and unbaked and fully baked frozen dough products throughout the United States and Canada to retail, supermarket and wholesale bakeries.

The components of the change in net sales are shown in the following table:

Components of Bakeries and Foodservice Change in Net Sales

	Fiscal 2007 vs. 2006	Fiscal 2006 vs. 2005
Unit Volume Growth	+2 pts	Flat
Price/Product Mix	+6 pts	+3 pts
Divested Product Lines	–2 pts	Flat
Trade and Coupon Promotion Expense	–1 pt	Flat
Change in Net Sales	+5%	+3%

For fiscal 2007, net sales for our Bakeries and Foodservice segment increased 5 percent to $1.8 billion. The growth in fiscal 2007 net sales was driven by: increased sales of higher margin, branded products and the introduction of new products to customers such as schools, hotels, restaurants, and convenience stores; improved innovation in foodservice products; and favorable net price realization.

Net sales increased slightly from fiscal 2005 to fiscal 2006. Fiscal 2006 unit volume was flat as compared to fiscal 2005, with net price realization and product mix causing the increase in net sales.

Net sales growth for our Bakeries and Foodservice segment by customer segment is shown in the following tables:

Bakeries and Foodservice Net Sales by Customer Segment

Dollars in Millions, Fiscal Year	2007	2006	2005
Distributors and restaurants	$ 872	$ 894	$ 890
Bakery channels	773	681	648
Convenience stores and vending	182	163	154
Total Bakeries and Foodservice	$1,827	$1,738	$1,692

Bakeries and Foodservice Change in Net Sales by Customer Segment

	Fiscal 2007 vs. 2006	Fiscal 2006 vs. 2005
Distributors and restaurants	–2%	Flat
Bakery channels	14%	5%
Convenience stores and vending	12%	6%
Total Bakeries and Foodservice	5%	3%

Operating profits for the segment were $148 million in fiscal 2007, up 28 percent from $116 million in fiscal 2006. The business was able to offset record levels of input cost inflation with a combination of pricing actions, sourcing productivity and manufacturing improvements.

Fiscal 2006 operating profits for the segment were $116 million, up 7 percent from $108 million in fiscal 2005. Unit volume was flat, and pricing actions essentially covered supply chain cost inflation of $41 million.

UNALLOCATED CORPORATE EXPENSES Unallocated corporate expenses include variances to planned corporate overhead expenses, variances to planned domestic employee benefits and incentives, all stock compensation costs, annual contributions to the General Mills Foundation, and other items that are not part of our measurement of segment operating performance.

For fiscal 2007, unallocated corporate expenses were $163 million, compared to $123 million in fiscal 2006. Fiscal 2007 included $69 million of incremental expense relating to the impact of the adoption of SFAS 123R, and fiscal 2006 included $33 million of charges related to increases in environmental reserves and a write-down of the asset value of a low-income housing investment. Excluding these items, unallocated corporate expenses were essentially unchanged from fiscal 2006.

Unallocated corporate expenses were $123 million in fiscal 2006 compared to $32 million in fiscal 2005. Fiscal 2006 included: higher domestic employee benefit expense, including incentives, which increased by $61 million over fiscal 2005; increases in environmental reserves of $23 million; and a $10 million write-down of the asset value of a low-income housing investment.

JOINT VENTURES In addition to our consolidated operations, we manufacture and sell products through several joint ventures.

International Joint Ventures We have a 50 percent equity interest in CPW that manufactures and markets ready-to-eat cereal products in more than 130 countries and republics outside the United States and Canada. CPW also markets cereal bars in several European countries and manufactures private label cereals for customers in the United Kingdom. Results from our CPW joint venture are reported for the 12 months ended March 31. On July 14, 2006, CPW acquired the Uncle Tobys cereal business in Australia for approximately $385 million. We funded our 50 percent share of the purchase price by making additional advances to and equity contributions in CPW totaling $135 million (classified as investments in affiliates, net, on the Consolidated Statements of Cash Flows) and by acquiring a 50 percent undivided interest in certain intellectual property for $58 million (classified as acquisitions on the Consolidated Statements of Cash Flows). We funded the advances to CPW and our equity contribution from cash generated from our international operations, including our international joint ventures.

We have 50 percent equity interests in Häagen-Dazs Japan, Inc. and Häagen-Dazs Korea Company Limited. We also had a 49 percent equity interest in HD Distributors (Thailand) Company Limited. Subsequent to its fiscal year end, we acquired a controlling interest in this joint venture. These joint ventures manufacture, distribute, and market *Häagen-Dazs* frozen ice cream products and novelties. As noted on page 29, in fiscal 2007, we changed the reporting period for the Häagen-Dazs joint ventures. Accordingly, fiscal 2007 results include only 11 months of results from these joint ventures compared to 12 months in fiscal 2006 and 2005.

We have a 50 percent equity interest in Seretram, a joint venture for the production of *Green Giant* canned corn in France. Seretram's results are reported as of and for the 12 months ended April 30.

On February 28, 2005, SVE was terminated and our 40.5 percent interest was redeemed. Fiscal 2005 after-tax joint venture earnings include our share of the after-tax earnings of SVE through that date.

Domestic Joint Venture We have a 50 percent equity interest in 8th Continent, LLC, a joint venture to develop and market soy-based products. 8th Continent's results are presented on the same basis as our fiscal year.

Our share of after-tax joint venture earnings increased from $69 million in fiscal 2006 to $73 million in fiscal 2007. This growth was largely driven by strong core brand volume and organic net sales growth, new product innovation, and increases in brand-building consumer marketing spending, partially offset by a $2 million impact of the change in reporting period for the Häagen-Dazs joint ventures.

Our share of after-tax joint venture earnings decreased from $94 million in fiscal 2005 to $69 million in fiscal 2006 reflecting the absence of SVE earnings and the inclusion of $8 million of restructuring costs for CPW in fiscal 2006.

The change in net sales for each joint venture is set forth in the following table:

Joint Ventures Change in Net Sales

	Fiscal 2007 vs. 2006	Fiscal 2006 vs. 2005
CPW	+18%	+4%
Häagen-Dazs (11 months in fiscal 2007 and 12 months in fiscal 2006 and 2005)	−7	−7
8th Continent	+3	+14
Ongoing Joint Ventures[a]	+13%	+2%

(a) Excludes SVE net sales. See pages 47 and 48 for our discussion of this measure not defined by GAAP.

For fiscal 2007, CPW net sales grew by 18 percent reflecting the introduction of new products and favorable currency translation. The acquisition of Uncle Tobys in Australia also contributed 6 points of CPW's net sales growth. Net sales for our Häagen-Dazs joint ventures declined 7 percent from fiscal 2006, reflecting the change in our reporting period for these joint ventures.

IMPACT OF INFLATION

We believe that changes in the general rate of inflation have not had a significant effect on profitability over the three most recent fiscal years other than as noted above related to ingredients, packaging, energy, and employee benefit costs. We attempt to minimize the effects of inflation through appropriate planning and operating practices. Our risk management practices are discussed on pages 49 and 50 of this report.

LIQUIDITY

The primary source of our liquidity is cash flow from operations. Over the most recent three-year period, our operations have generated $5.4 billion in cash. A substantial portion of this operating cash flow has been returned to stockholders annually through share repurchases and dividends. We also use this source of liquidity to fund our annual capital expenditures. We typically use a combination of available cash, notes payable, and long-term debt to finance acquisitions and major capital expansions.

Cash Flows from Operations

In Millions, for Fiscal Year Ended	May 27, 2007	May 28, 2006	May 29, 2005
Net earnings	$1,144	$1,090	$1,240
Depreciation and amortization	418	424	443
After-tax earnings from joint ventures	(73)	(69)	(94)
Stock-based compensation	128	45	38
Deferred income taxes	26	26	9
Distribution of earnings from joint ventures	45	77	83
Tax benefit on exercised options	–	41	62
Pension and other postretirement costs	(54)	(74)	(70)
Restructuring, impairment and other exit costs	39	30	84
Divestitures (gain)	–	–	(499)
Debt repurchase costs	–	–	137
Changes in current assets and liabilities	77	184	251
Other, net	15	74	110
Net Cash Provided by Operating Activities	$1,765	$1,848	$1,794

Our cash flow from operations decreased $83 million from fiscal 2006 to fiscal 2007 as an increase in net earnings of $54 million and the net benefit to operating cash flow from stock compensation of $42 million were more than offset by a reduction in our cash flows from working capital of $107 million and a $32 million decrease in distributions of earnings from joint ventures. Changes in working capital were a reduced source of cash flow from operations in fiscal 2007 versus fiscal 2006 primarily reflecting a $32 million decrease in cash flows from accounts receivable, and a $69 million reduction in the source of cash from other current liabilities, primarily from a smaller increase in accrued taxes in fiscal 2007 than in fiscal 2006.

A key measure that we manage is the growth rate in core working capital. We strive to grow core working capital at or below our growth in net sales. For fiscal 2007, core working capital grew 4 percent, less than our net sales growth of 6 percent. In fiscal 2006, core working capital grew 5 percent, compared to net sales growth of 4 percent, and in fiscal 2005, core working capital decreased 2 percent and net sales grew 2 percent.

The increase in cash flows from operations from fiscal 2005 to fiscal 2006 was primarily the result of increases in accrued compensation and accrued income taxes.

Cash Flows from Investing Activities

In Millions, for Fiscal Year Ended	May 27, 2007	May 28, 2006	May 29, 2005
Purchases of land, buildings and equipment	$(460)	$(360)	$(434)
Acquisitions	(85)	(26)	–
Investments in affiliates, net	(100)	1	1
Proceeds from disposal of land, buildings and equipment	14	11	24
Proceeds from disposition of businesses	–	–	799
Proceeds from dispositions of product lines	14	–	–
Other, net	20	5	23
Net Cash Provided (Used) by Investing Activities	$(597)	$(369)	$ 413

In fiscal 2007, capital investment for land, buildings, and equipment increased by $100 million to $460 million, as we increased manufacturing capacity for our snack bars and yogurt products and increased spending on cost-saving projects. We expect capital expenditures to increase to approximately $575 million in fiscal 2008, including projects to: consolidate manufacturing for our *Old El Paso* business; enhance distribution capabilities at one of our United States plants; increase our yogurt and chewy snack bar manufacturing capacity; and begin an upgrade of our information technology systems in Latin and South America and Asia.

During fiscal 2007, we funded our share of CPW's acquisition of the Uncle Tobys cereal business in Australia (reflected in acquisitions and investments in affiliates, net) and acquired Saxby Bros. Limited, a chilled pastry company in the United Kingdom. In addition, we completed an acquisition of our master franchisee of *Häagen-Dazs* shops in Greece. We also sold our frozen pie product line, including a plant in Rochester, New York, and our par-baked bread product line, including plants in Chelsea, Massachusetts and Tempe, Arizona.

Cash Flows from Financing Activities

In Millions, for Fiscal Year Ended	May 27, 2007	May 28, 2006	May 29, 2005
Change in notes payable	$ (280)	$ 1,197	$(1,057)
Issuance of long-term debt	2,650	–	2
Payment of long-term debt	(2,323)	(1,386)	(1,115)
Proceeds from issuance of preferred membership interests of subsidiary	–	–	835
Common stock issued	317	157	195
Tax benefit on exercised options	73	–	–
Purchases of common stock for treasury	(1,321)	(885)	(771)
Dividends paid	(506)	(485)	(461)
Other, net	(8)	(3)	(13)
Net Cash Used by Financing Activities	$(1,398)	$(1,405)	$(2,385)

Details of each fiscal 2007 financing are described in Note 8 to the Consolidated Financial Statements on pages 69 and 70 of this report.

On April 25, 2007, we redeemed or converted all of our zero coupon convertible debentures due 2022. The redemption price was settled in cash. For the debentures that were converted, we delivered cash equal to the accreted value of the debentures, including $23 million of accreted original issue discount, and issued 284,000 shares of our common stock worth $17 million to settle the conversion value in excess of the accreted value. This premium was recorded as a reduction to stockholders' equity, net of the applicable tax benefit. There was no gain or loss associated with the redemption or conversions. We used proceeds from the issuance of commercial paper to fund the redemption and conversions. During fiscal 2006, we repurchased a significant portion of these debentures pursuant to put rights of the holders for an aggregate purchase price of $1.33 billion, including $77 million of accreted original issue discount. We incurred no gain or loss from this repurchase. We used proceeds from the issuance of commercial paper to fund the purchase price of the debentures.

On April 11, 2007, we issued $1.15 billion aggregate principal amount of floating rate convertible senior notes. The notes bear interest at an annual rate equal to one-month London Interbank Offered Rate (LIBOR) minus 0.07 percent, subject to monthly reset. The notes will mature on April 11, 2037. Each $1,000 note is convertible into ten shares of our common stock, subject to adjustment in certain circumstances, on any business day prior to maturity. Upon conversion, each holder would receive cash up to the calculated principal amount of the note, and cash or shares at our option for any excess conversion value over the calculated principal amount of each note as described in the note agreement. The notes are unsecured and unsubordinated. The holders of the notes may put them to us for cash equal to the principal amount plus accrued and unpaid interest upon any change of control and on April 11, 2008 and several anniversary dates thereafter. We used the proceeds from the notes to repay outstanding commercial paper. Based on the terms of the notes, we expect them to be put to us on April 11, 2008.

In January 2007, we issued $1.0 billion of 5.7 percent fixed rate notes due February 15, 2017 and $500 million of floating rate notes due January 22, 2010. The proceeds of these notes were used to retire $1.5 billion of fixed rate notes which matured in February 2007. The floating rate notes bear interest equal to three-month LIBOR plus 0.13 percent, subject to quarterly reset. The floating rate notes cannot be called by us prior to maturity. The fixed rate notes may be called by us at any time for cash equal to the greater of the principal amount of the notes or a specified make-whole amount, plus, in each case, accrued and unpaid interest. We had previously entered into $700 million of pay-fixed, forward-starting interest rate swaps with an average fixed rate of 5.7 percent in anticipation of the fixed rate note refinancing. We are amortizing a loss deferred to accumulated other comprehensive income (loss) of $23 million associated with these derivatives to interest expense on a straight-line basis over the life of the fixed rate notes. We expect to reclassify $2 million of the deferred loss to earnings over the next 12 months.

We used cash from operations to repay $189 million of debt in fiscal 2006.

In fiscal 2005, we commenced a cash tender offer for our outstanding 6 percent notes due in 2012. The tender offer resulted in the purchase of $500 million principal amount of the notes. Subsequent to the expiration of the tender offer, we purchased an additional $260 million principal amount of the notes in the open market. We incurred a loss of $137 million from this repurchase.

In fiscal 2007, our Board of Directors approved a new authorization to repurchase up to 75 million shares of our common stock. This replaced a prior authorization, which permitted us to repurchase shares up to a treasury share balance of 170 million. Purchases under the new authorization can be made in the open market or in privately negotiated transactions, including the use of call options and other derivative instruments, Rule 10b5-1 trading plans, and accelerated repurchase programs. The authorization has no specified termination date. During fiscal 2007, we repurchased 25 million shares for an aggregate purchase price of $1,385 million, of which $64 million settled after the end of our fiscal year. Under the prior authorization in fiscal 2006, we repurchased 19 million shares of common stock for an aggregate purchase price of $892 million. A total of 162 million shares were held in treasury on May 27, 2007.

Dividends paid in fiscal 2007 totaled $506 million, or $1.44 per share, a 7.5 percent increase from fiscal 2006 dividends of $1.34 per share. Dividends paid in fiscal 2006 totaled $485 million, or $1.34 per share, an 8 percent increase from fiscal 2005 dividends of $1.24 per share. Our Board of Directors approved a quarterly dividend increase from $0.37 per share to $0.39 per share effective with the dividend payable on August 1, 2007.

CAPITAL RESOURCES

Capital Structure

In Millions	May 27, 2007	May 28, 2006
Notes payable	$ 1,254	$ 1,503
Current portion of long-term debt	1,734	2,131
Long-term debt	3,218	2,415
Total debt	6,206	6,049
Minority interests	1,139	1,136
Stockholders' equity	5,319	5,772
Total Capital	$12,664	$12,957

The following table details the fee-paid committed credit lines we had available as of May 27, 2007:

In Billions	Amount
Credit facility expiring:	
October 2007	$1.10
January 2009	0.75
October 2010	1.10
Total Committed Credit Facilities	$2.95

Commercial paper is a continuing source of short-term financing. We can issue commercial paper in the United States, Canada, and Europe. Our commercial paper borrowings are supported by $2.95 billion of fee-paid committed credit lines and $351 million in uncommitted lines. As of May 27, 2007, there were no amounts outstanding on the fee-paid committed credit lines and $133 million was drawn on the uncommitted lines, all by our international operations.

Our credit facilities, certain of our long-term debt agreements, and our minority interests contain restrictive covenants. As of May 27, 2007, we were in compliance with all of these covenants.

We have $1.7 billion of long-term debt maturing in the next 12 months that is classified as current, including $1.25 billion of notes that may mature based on the put rights of the note holders. We believe that cash flows from operations, together with available short- and long-term debt financing, will be adequate to meet our liquidity and capital needs for at least the next 12 months.

As of May 27, 2007, our total debt, including the impact of derivative instruments designated as hedges, was 50 percent each in fixed-rate and floating-rate instruments compared to 63 percent fixed-rate and 37 percent floating-rate as of May 28, 2006. The change in the fixed-rate and floating-rate percentages were driven by refinancing our fixed-rate zero coupon convertible debentures in April 2007 with commercial paper and also refinancing $500 million of fixed rate notes that matured in February 2007 with floating rate notes.

We have an effective shelf registration statement on file with the Securities and Exchange Commission (SEC) covering the sale of debt securities, common stock, preference stock, depository shares, securities warrants, purchase contracts, purchase units, and units. As of May 27, 2007, $3.7 billion remained available under the shelf registration for future use.

We believe that growth in return on average total capital is a key performance measure. Return on average total capital increased from 10.5 percent in fiscal 2006 to 11.1 percent in fiscal 2007 due to earnings growth and disciplined use of cash. We also believe important measures of financial strength are the ratio of fixed charge coverage and the ratio of operating cash flow to debt. Our fixed charge coverage ratio in fiscal 2007 was 4.37 compared to 4.54 in fiscal 2006. The measure declined from fiscal 2006 as a $72 million increase in earnings before income taxes and after-tax earnings from joint ventures was more than offset by the impact of a $32 million decrease in distributions of earnings from joint ventures and a $35 million increase in fixed charges. Our operating cash flow to debt ratio decreased to 28 percent in fiscal 2007 from 31 percent in fiscal 2006, as cash flows from operations declined slightly from fiscal 2006 and year end debt balances increased slightly over the same period.

Currently, Standard and Poor's (S&P) has ratings of BBB+ on our publicly held long-term debt and A-2 on our commercial paper. Moody's Investors Services (Moody's) has ratings of Baa1 for our long-term debt and P-2 for our commercial paper. Fitch Ratings (Fitch) rates our long-term debt BBB+ and our commercial paper F-2. Dominion Bond Rating Service in Canada currently rates us as A-low. These ratings are not a recommendation to buy, sell or hold securities, are subject to revision or withdrawal at any time by the rating organization and should be evaluated independently of any other rating. We intend to maintain these ratings levels for the foreseeable future.

Third parties hold minority interests in certain of our subsidiaries. General Mills Cereals, LLC (GMC) owns the manufacturing assets and intellectual property associated with the production and retail sale of Big G ready-to-eat cereals, *Progresso* soups and *Old El Paso* products. In May 2002, we sold 150,000 Class A preferred membership interests in GMC to an unrelated third-party investor in exchange for $150 million. In June 2007, we sold an additional 88,851 Class A preferred membership interests in GMC to the same unrelated third-party investor in exchange for $92 million. In October 2004, we sold 835,000 Series B-1 preferred membership interests in GMC to an unrelated third-party investor in exchange for $835 million. The terms of the Series B-1 and Class A interests held by the third-party investors and the rights of those investors are detailed in the Third Amended and Restated Limited Liability Company Agreement of GMC (the LLC Agreement). Currently, we hold all interests in GMC (including all managing member interests), other than the Class A interests and the Series B-1 interests.

The Class A interests receive quarterly preferred distributions based on their capital account balance at a floating rate equal to the sum of three-month LIBOR plus 65 basis points. The rate of the distributions on the Class A interests must be adjusted by agreement between the Class A interest holder and GMC, or through a remarketing, every five years. The first adjustment of the rate occurred in June 2007 and the next adjustment is scheduled to occur in July 2012. GMC, through its managing member, may elect to repurchase all of the Class A interests at any time for an amount equal to the holder's capital account, plus any unpaid preferred returns and any applicable make-whole amount. Upon a failed remarketing, the rate over LIBOR will be increased by 75 basis points until the next scheduled remarketing, which will occur in 3 month intervals until a successful remarketing. As of May 27, 2007, the capital account balance of the Class A interests held by the unrelated third party was $150 million, and it was $248 million as of June 28, 2007, reflecting the third party's purchase of $92 million of additional Class A interests and a $6 million increase in the capital account balance associated with the previously owned interests.

The Series B-1 interests of GMC are entitled to receive quarterly preferred distributions based on their capital account balance at a fixed rate of 4.5 percent per year, which is scheduled to be reset to a new fixed rate through a remarketing in August 2007. The capital account balance of the Series B-1 interests was $835 million as of May 27, 2007, and will be increased to $849 million in August 2007 in connection with the remarketing. Beginning in August 2012, we may elect to reset the preferred distribution rate through a remarketing or to repurchase the interests. If we do not conduct a remarketing or repurchase the interests, the preferred distribution rate will be reset to a floating rate. As the managing member of GMC, we may elect to repurchase the Series B-1 interests for an amount equal to the holder's then current capital account balance (i) in August 2007 and in five year intervals thereafter, and (ii) on any distribution date during a period in which the preferred return is set at a floating rate. The holders of the Series B-1 interests cannot require us to repurchase the interests.

The Series B-1 interests will be exchanged for shares of our perpetual preferred stock as a result of: our senior unsecured debt rating falling below either Ba3 as rated by Moody's or BB- as rated by S&P or Fitch; our bankruptcy or liquidation; a default on any of our senior indebtedness resulting in an acceleration of indebtedness having an outstanding principal balance in excess of $50 million; failing to pay a dividend on our common stock in any fiscal quarter; or certain liquidating events described in the LLC Agreement.

If GMC fails to make a required distribution to the holders of Series B-1 interests when due, we will be restricted from paying any dividend (other than dividends in the form of shares of common stock) or other distributions on shares of our common or preferred stock, and may not repurchase or redeem shares of our common or preferred stock, until all such accrued and undistributed distributions are paid to the holders of the Series B-1 interests.

GMC may be required to be dissolved and liquidated under certain circumstances, including: the bankruptcy of GMC or its subsidiaries; GMC's failure to deliver the preferred distributions; GMC's failure to comply with portfolio requirements; breaches of certain covenants; lowering of our senior debt rating below either Baa3 by Moody's or BBB– by S&P; and a failed attempt to remarket the Class A interests as a result of a breach of GMC's obligations to assist in such remarketing. In the event of a liquidation of GMC, each member of GMC would receive the amount of its then current capital account balance. As managing member, we may avoid liquidation of GMC in most circumstances by exercising our option to purchase the Class A interests.

General Mills Capital, Inc. (GM Capital) was formed for the purpose of purchasing and collecting our receivables and previously sold $150 million of its Series A preferred stock to an unrelated third-party investor. In June 2007, we repurchased all of the Series A preferred stock. We used commercial paper borrowings and proceeds from the sale of the additional interests in GMC to fund the repurchase.

In October 2004, Lehman Brothers Holdings, Inc. (Lehman Brothers) issued $750 million of notes that are mandatorily exchangeable for shares of our common stock. In connection with the issuance of those notes, an affiliate of Lehman Brothers entered into a forward purchase contract with us, under which we are obligated to deliver between 14 million and 17 million shares of our common stock, subject to adjustment under certain circumstances. These shares will be deliverable by us in October 2007 in exchange for $750 million of cash, assuming the Series B-1 interests in GMC are remarketed as planned in August 2007. If the remarketing is not successful, we will receive securities of an affiliate of Lehman Brothers. We expect to use the cash we receive from Lehman Brothers to repurchase shares of our stock, or to the extent we have already reached our share repurchase objective for the year, to retire outstanding debt.

For financial reporting purposes, the assets, liabilities, results of operations, and cash flows of GMC and GM Capital are included in our Consolidated Financial Statements. The return to the third party investors is reflected in interest, net in the Consolidated Statements of Earnings. The third party investors' Class A and Series B-1 interests in GMC are classified as minority interests on our Consolidated Balance Sheets. We may also call these instruments in exchange for a payment equal to the then-current capital account value, plus any unpaid preferred return and any applicable make-whole amount. We may only call the Series B-1 interests in connection with a remarketing or on distribution dates in the event of a floating rate period. If we repurchase these interests, any change in the unrelated third party investors' capital accounts from their original value will be charged directly to retained earnings and will increase or decrease the net earnings used to calculate EPS in that period.

See Note 9 to the Consolidated Financial Statements on pages 71 and 72 for more information regarding our minority interests.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

As of May 27, 2007, we have issued guarantees and comfort letters of $606 million for the debt and other obligations of consolidated subsidiaries, and guarantees and comfort letters of $266 million for the debt and other obligations of non-consolidated affiliates, primarily CPW. In addition, off-balance sheet arrangements are generally limited to the future payments under noncancelable operating leases, which totaled $279 million as of May 27, 2007.

As of May 27, 2007, we had invested in 5 VIEs. We are the PB of GM Capital, a subsidiary that we consolidate. As discussed previously, in June 2007 we repurchased its outstanding securities. We have an interest in a contract manufacturer at our former facility in Geneva, Illinois. We are the PB and have consolidated this entity as of May 27, 2007. This entity had property and equipment with a fair value of $37 million and long-term debt of $37 million as of May 27, 2007. We also have an interest in a contract manufacturer in Greece that is a VIE. Although we are the PB, we have not consolidated this entity because it is not material to our results of operations, financial condition, or liquidity as of May 27, 2007. This entity had assets of $3 million and liabilities of $1 million as of May 27, 2007. We are not the PB of the remaining 2 VIEs. Following our repurchase of the GM Capital preferred stock, our maximum exposure to loss from the remaining 4 VIEs is limited to the $37 million of long-term debt of the contract manufacturer in Geneva, Illinois and our $3 million equity investments in two of the other VIEs.

On August 17, 2006, the Pension Protection Act (PPA) became law in the United States. The PPA revised the basis and methodology for determining defined benefit plan minimum funding requirements as well as maximum contributions to and benefits paid from tax-qualified plans. Most of these provisions are first applicable to our domestic defined benefit pension plans in fiscal 2008 on a phased-in basis. The PPA may ultimately require us to make additional contributions to our domestic plans. However, due to our historical funding practices and current funded status, we do not expect to have significant statutory or contractual funding requirements for our major defined benefit plans during the next several years. No 2008 domestic plan contributions are currently expected. Actual 2008 contributions could exceed our current projections, and may be influenced by our decision to undertake discretionary funding of our benefit trusts versus other competing investment priorities, or by future changes in government requirements. Additionally, our projections concerning timing of the PPA funding requirements are subject to change and may be influenced by factors such as general market conditions affecting trust asset performance, interest rates and our future decisions regarding certain elective provisions of the PPA.

The following table summarizes our future estimated cash payments under existing contractual obligations, including payments due by period.

Payments Due by Fiscal Year In Millions	Total	2008	2009-10	2011-12	2013 and Thereafter
Long-term debt[a]	$4,942	$1,728	$ 818	$1,252	$1,144
Accrued interest	165	165	–	–	–
Operating leases	279	74	117	51	37
Capital leases	28	8	7	5	8
Purchase obligations	2,403	2,148	153	66	36
Total	$7,817	$4,123	$1,095	$1,374	$1,225

(a) Excludes $23 million related to capital leases and $13 million of bond premium and dealer discount.

Principal payments due on long-term debt are based on stated contractual maturities or put rights of certain note holders. The majority of the purchase obligations represent commitments for raw material and packaging to be utilized in the normal course of business and for consumer marketing spending commitments that support our brands. The fair value of our interest rate and equity swaps was a payable of $154 million as of May 27, 2007, based on fair market values as of that date. Future changes in market values will impact the amount of cash ultimately paid or received to settle those instruments in the future. Other long-term obligations primarily consist of liabilities for uncertain income tax positions, accrued compensation and benefits, including the underfunded status of certain of our defined benefit pension, other postretirement benefit, and postemployment benefit plans, and miscellaneous liabilities. We expect to pay $24 million of benefits from our unfunded postemployment benefit plans in fiscal 2008. Further information on all of these plans is included in Note 13 to the Consolidated Financial Statements appearing on pages 76 through 80 of this report.

SIGNIFICANT ACCOUNTING ESTIMATES

For a complete description of our significant accounting policies, see Note 2 to the Consolidated Financial Statements appearing on pages 58 through 62 of this report. Our significant accounting estimates are those that have meaningful impact on the reporting of our financial condition and results of operations. These policies include our accounting for promotional expenditures, intangible assets, stock compensation, income taxes, and defined benefit pension, other postretirement and postemployment benefits.

PROMOTIONAL EXPENDITURES Our promotional activities are conducted through our customers and directly or indirectly with end consumers. These activities include: payments to customers to perform merchandising activities on our behalf, such as advertising or in-store displays; discounts to our list prices to lower retail shelf prices and payments to gain distribution of new products; coupons, contests, and other incentives; and media and advertising expenditures. The media and advertising expenditures are recognized as expense when the advertisement airs. The cost of payments to customers and other consumer activities are recognized as the related revenue is recorded, which generally precedes the actual cash expenditure. The recognition of these costs requires estimation of customer participation and performance levels. These estimates are made based on the forecasted customer sales, the timing and forecasted costs of promotional activities, and other factors. Differences between estimated expenses and actual costs are normally insignificant and are recognized as a change in management estimate in a subsequent period. Our accrued trade, coupon, and brand-building consumer marketing liabilities were $289 million as of May 27, 2007, and $294 million as of May 28, 2006. Because our total promotional expenditures (including amounts classified as a reduction of revenues) are significant, if our estimates are inaccurate we would have to make adjustments that could have a material effect on our results of operations.

Our unit volume in the last week of a quarter can be higher than the average for the preceding weeks of the quarter in certain circumstances. In comparison to the average daily shipments in the first 12 weeks of a quarter, the final week of each quarter may have as much as two to four days' worth of incremental shipments (based on a five-day week), reflecting increased promotional activity at the end of the quarter. This increased activity includes promotions to assure that our customers have sufficient inventory on hand to support major marketing events or increased seasonal demand early in the next quarter, as well as promotions intended to help achieve interim unit volume targets. If, due to quarter-end promotions or other reasons, our customers purchase more product in any reporting period than end-consumer demand will require in future periods, our sales level in future reporting periods could be adversely affected.

INTANGIBLE ASSETS Goodwill represents the difference between the purchase price of acquired companies and the related fair values of net assets acquired. Goodwill is not subject to amortization and is tested for impairment annually and whenever events or changes in circumstances indicate that impairment may have occurred. Impairment testing is performed for each of our reporting units. We compare the carrying value of a reporting unit, including goodwill, to the fair value of the unit. Carrying value is based on the assets and liabilities associated with the operations of that reporting unit, which often requires allocation of shared or corporate items among reporting units. If the carrying amount of a reporting unit exceeds its fair value, we revalue all assets and liabilities of the reporting unit, excluding goodwill, to determine if the fair value of the net assets is greater than the net assets including goodwill. If the fair value of the net assets is less than the net assets including goodwill, impairment has occurred. Our estimates of fair value are determined based on a discounted cash flow model. Growth rates for sales and profits are determined using inputs from our annual long-range planning process. We also make estimates of discount rates, perpetuity growth assumptions, market comparables, and other factors. We periodically engage third-party valuation consultants to assist in this process.

During fiscal 2007, we changed the timing of our annual goodwill impairment testing from the first day of our fiscal year to December 1. This accounting change is preferable because it better aligns this impairment test with the timing of the presentation of our strategic long-range plan to the Board of Directors. During fiscal 2007, we performed this annual impairment test on May 29, 2006, and again on December 1, 2006. The fair values for all of our reporting units exceed their carrying values by at least 20 percent.

We evaluate the useful lives of our other intangible assets, primarily intangible assets associated with the *Pillsbury, Totino's, Progresso, Green Giant, Old El Paso* and *Häagen-Dazs* brands, to determine if they are finite or indefinite-lived. Reaching a determination on useful life requires significant judgments and assumptions regarding the future effects of obsolescence, demand, competition, other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels), the level of required maintenance expenditures, and the expected lives of other related groups of assets.

Our indefinite-lived intangible assets, primarily brands, are also tested for impairment annually and whenever events or changes in circumstances indicate that their carrying value may not be recoverable. We performed our fiscal 2007 assessment of our brand intangibles as of December 1, 2006. Our estimate of the fair value of the brands was based on a discounted cash flow model using inputs which included: projected revenues from our annual long-range plan; assumed royalty rates that could be payable if we did not own the brands; and a discount rate. We periodically engage third-party valuation consultants to assist in this process. All brand intangibles had fair values in excess of their carrying values by at least 20 percent, except for the *Pillsbury* brand, which we estimated had a fair value less than 3 percent higher than its carrying value. This brand comprises nearly one-half of our total indefinite-lived intangible assets.

If the growth rate for the global revenue from all uses of the *Pillsbury* brand decreases 50 basis points from the current planned growth rate, fair value would be reduced by approximately $165 million, assuming all other components of the fair value estimate remain unchanged. If the assumed royalty rate for all uses of the *Pillsbury* brand decreases by 50 basis points, fair value would be reduced by approximately $130 million, assuming all other components of the fair value estimate remain unchanged. If the applicable discount rate increases by 50 basis points, fair value of the *Pillsbury* brand would be reduced by approximately $175 million, assuming all other components of the fair value estimate remain unchanged. As of May 27, 2007, we reviewed each of the assumptions used in the annual impairment assessment performed as of December 1, 2006, and found them to still be appropriate.

As of May 27, 2007, we had $10.5 billion of goodwill and indefinite-lived intangible assets. While we currently believe that the fair value of each intangible exceeds its carrying value and that those intangibles so classified will contribute indefinitely to our cash flows, materially different assumptions regarding future performance of our businesses could result in significant impairment losses and amortization expense.

STOCK COMPENSATION Effective May 29, 2006, we adopted SFAS 123R, which changed the accounting for compensation expense associated with stock options, restricted stock awards, and other forms of equity compensation. We elected the modified prospective transition method as permitted by SFAS 123R; accordingly, results from prior periods have not been restated. Under this method, stock-based compensation expense for fiscal 2007 was $128 million, which included amortization related to the remaining unvested portion of all equity compensation awards granted prior to May 29, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), and amortization related to all equity compensation awards granted on or subsequent to May 29, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. The incremental effect on net earnings in fiscal 2007 of our adoption of SFAS 123R was $69 million of expense ($43 million after-tax). All our stock compensation expense is recorded in SG&A expense in the Consolidated Statement of Earnings.

Prior to May 29, 2006, we used the intrinsic value method for measuring the cost of compensation paid in our common stock. No compensation expense for stock options was recognized in our Consolidated Statements of Earnings prior to fiscal 2007, as the exercise price was equal to the market price of our stock at the date of grant. Expense attributable to other types of share-based awards was recognized in our results under SFAS 123. The weighted-average grant-date fair values of the employee stock options granted were estimated as $10.74 in fiscal 2007, $8.04 in fiscal 2006, and $8.32 in fiscal 2005 using the Black-Scholes option-pricing model with the following assumptions:

Fiscal Year	2007	2006	2005
Risk-free interest rate	5.3%	4.3%	4.0%
Expected term	8 years	7 years	7 years
Expected volatility	19.7%	20.0%	21.0%
Dividend yield	2.8%	2.9%	2.7%

The valuation of stock options is a significant accounting estimate which requires us to use significant judgments and assumptions that are likely to have a material impact on our financial statements. Annually, we make predictive assumptions regarding future stock price volatility, employee exercise behavior, and dividend yield. Our methods for selecting these valuation assumptions are explained in Note 11 to the Consolidated Financial Statements on pages 73 through 75 of this report.

For fiscal 2007 and all prior periods, our estimate of expected stock price volatility is based on historical volatility determined on a daily basis over the expected term of the options. We considered but did not use implied volatility because we believed historical volatility provided an appropriate expectation for our volatility in the future. If all other assumptions are held constant, a one percentage point increase or decrease in our fiscal 2007 volatility assumption would increase or decrease the grant-date fair value of our fiscal 2007 option awards by 4 percent.

For our fiscal 2008 annual option grant made in June 2007, we have included implied volatility in our determination of expected volatility. We have weighted implied volatility and historical volatility equally in determining our volatility assumption. We have included implied volatility in our determination of this assumption because exchange-traded options on our stock are widely traded, and we believe the implied volatility placed on our stock by the marketplace is a reasonable indicator of expected future volatility in our stock price. We have more heavily weighted the last several years of historical volatility data to reflect a significant decrease in both our historical and our implied volatility trends following our completion of the Pillsbury acquisition in October 2001 and our operating results thereafter.

Our expected term represents the period of time that options granted are expected to be outstanding based on historical data to estimate option exercise and employee termination within the valuation model. Separate groups of employees have similar historical exercise behavior and therefore were aggregated into a single pool for valuation purposes. The weighted-average expected term for all employee groups is presented in the table above. A change in the expected term of 1 year, leaving all other assumptions constant, would not change the grant date fair value by more than 3 percent. Our valuation model assumes that dividends and our share price increase in line with earnings, resulting in a constant dividend yield. The risk-free interest rate for periods during the expected term of the options is based on the U.S. Treasury zero-coupon yield curve in effect at the time of grant.

To the extent that actual outcomes differ from our assumptions, we are not required to true up grant-date fair value-based expense to final intrinsic values. However, these differences can impact the classification of cash tax benefits realized upon exercise of stock options, as explained in the following two paragraphs. Furthermore, historical data has a significant bearing on our forward-looking assumptions. Significant variances between actual and predicted experience could lead to prospective revisions in our assumptions, which could then significantly impact the year-over-year comparability of stock-based compensation expense.

SFAS 123R also provides that any corporate income tax benefit realized upon exercise or vesting of an award in excess of that previously recognized in earnings (referred to as a "windfall tax benefit") is presented in the Consolidated Statement of Cash Flows as a financing (rather than an operating) cash flow. If this standard had been adopted in fiscal 2006, operating cash flow would have been lower (and financing cash flow would have been higher) by $41 million as a result of this provision. For fiscal 2007, the windfall tax benefits classified as financing cash flow were $73 million. The actual impact on future years' financing cash flow will depend, in part, on the volume of employee stock option exercises during a particular year and the relationship between the exercise-date market value of the underlying stock and the original grant-date fair value previously determined for financial reporting purposes.

For balance sheet classification purposes, realized windfall tax benefits are credited to additional paid-in capital within the Consolidated Balance Sheet. Realized shortfall tax benefits (amounts which are less than that previously recognized in earnings) are first offset against the cumulative balance of windfall tax benefits, if any, and then charged directly to income tax expense, potentially resulting in volatility in our consolidated effective income tax rate. Under the transition rules for adopting SFAS 123R using the modified prospective method, we were permitted to calculate a cumulative amount of windfall tax benefits from post-1995 fiscal years for the purpose of accounting for future shortfall tax benefits. We completed such study prior to the first period of adoption and currently have sufficient cumulative windfall tax benefits to absorb projected arising shortfalls, such that we do not currently expect fiscal 2008 earnings to be affected by this provision. However, as employee stock option exercise behavior is not within our control, it is possible that materially different reported results could occur if different assumptions or conditions were to prevail.

INCOME TAXES Our consolidated effective income tax rate is influenced by tax planning opportunities available to us in the various jurisdictions in which we operate. Management judgment is involved in determining our effective tax rate and in evaluating the ultimate resolution of any uncertain tax positions. We are periodically under examination or engaged in a tax controversy. We establish reserves in a variety of taxing jurisdictions when, despite our belief that our tax return positions are supportable, we believe that certain positions may be challenged and may need to be revised. We adjust these reserves in light of changing facts and circumstances, such as the progress of a tax audit. Our effective income tax rate includes the impact of reserve provisions and changes to those reserves. We also provide interest on these reserves at the appropriate statutory interest rate. These interest charges are also included in our effective tax rate. As of May 27, 2007, our income tax and related interest reserves recorded in other current liabilities were slightly more than $700 million. Reserve adjustments for individual issues have generally not exceeded 1 percent of earnings before income taxes and after-tax earnings from joint ventures annually. Nevertheless, the accumulation of individually insignificant discrete adjustments throughout a particular year has historically impacted our consolidated effective income tax rate by up to 80 basis points.

The Internal Revenue Service (IRS) recently concluded field examinations for our 2002 and 2003 federal tax years. These examinations included review of our determinations of cost basis, capital losses, and the depreciation of tangible assets and amortization of intangible assets arising from our acquisition of Pillsbury and the sale of minority interests in our GMC subsidiary. The IRS has proposed adjustments related to a majority of the tax benefits associated with these items. We believe we have meritorious defenses and intend to vigorously defend our positions. Our potential liability for this matter is significant and, notwithstanding our reserves against this potential liability, an unfavorable resolution could have a material adverse impact on our results of operations or cash flows from operations.

DEFINED BENEFIT PENSION, OTHER POSTRETIREMENT, AND POSTEMPLOYMENT BENEFIT PLANS We have defined benefit pension plans covering most domestic, Canadian, and United Kingdom employees. Benefits for salaried employees are based on length of service and final average compensation. Benefits for hourly employees include various monthly amounts for each year of credited service. Our funding policy is consistent with the requirements of applicable laws. We made $11 million of voluntary contributions to these plans in fiscal 2007. Our principal domestic retirement plan covering salaried employees has a provision that any excess pension assets would vest if the plan is terminated within five years of a change in control.

We also sponsor plans that provide health care benefits to the majority of our domestic and Canadian retirees. The salaried health care benefit plan is contributory, with retiree contributions based on years of service. We fund related trusts for certain employees and retirees on an annual basis and made $50 million of voluntary contributions to these plans in fiscal 2007.

Under certain circumstances, we also provide accruable benefits to former or inactive employees in the United States and Canada and members of our Board of Directors, including severance, long-term disability, and certain other benefits payable upon death. We recognize an obligation for any of these benefits that vest or accumulate with service. Postemployment benefits that do not vest or accumulate with service (such as severance based solely on annual pay rather than years of service) are charged to expense when incurred. Our postemployment benefit plans are unfunded.

We account for our defined benefit pension, other postretirement, and postemployment benefit plans in accordance with SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," and SFAS No. 112, "Employers' Accounting for Postemployment Benefits – An Amendment of FASB Statements No. 5 and 43," in measuring plan assets and benefit obligations and in determining the amount of net periodic benefit cost, and SFAS 158, which was issued in September 2006 and is effective for us as of May 27, 2007. SFAS 158 requires employers to recognize the underfunded or overfunded status of a defined benefit postretirement plan as an asset or liability and recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income (loss), which is a component of stockholders' equity. As a result of the implementation of SFAS 158, we recognized an after-tax decrease in accumulated other comprehensive income (loss) of $440 million for all of our defined benefit pension, other postretirement, and postemployment benefit plans. This includes the incremental impact of recognizing our share of the underfunded status of CPW's defined benefit pension plan in the United Kingdom. Prior periods were not restated.

We recognize benefits provided during retirement or following employment over the plan participants' active working life. Accordingly, we make various assumptions to predict and measure costs and obligations many years prior to the settlement of our obligations. Assumptions that require significant management judgment and have a material impact on the measurement of our net periodic benefit expense or income and accumulated benefit obligations include the long-term rates of return on plan assets, the interest rates used to discount the obligations for our benefit plans, and the health care cost trend rates.

Expected Rate of Return on Plan Assets Our expected rate of return on plan assets is determined by our asset allocation, our historical long-term investment performance, our estimate of future long-term returns by asset class (using input from our actuaries, investment services, and investment managers), and long-term inflation assumptions. We review this assumption annually for each plan, however, our annual investment performance for one particular year does not, by itself, significantly influence our evaluation. Our expected rates of return are revised only when our future investment performance based on our asset allocations, investment strategies, or capital markets change significantly.

The investment objective for our defined benefit pension and other postretirement benefit plans is to secure the benefit obligations to participants at a reasonable cost to us. Our goal is to optimize the long-term return on plan assets at a moderate level of risk. The defined benefit pension and other postretirement portfolios are broadly diversified across asset classes. Within asset classes, the portfolios are further diversified across investment styles and investment organizations. For the defined benefit pension and other postretirement benefit plans, the long-term investment policy allocations are: 30 percent to equities in the United States; 20 percent to international equities; 10 percent to private equities; 30

percent to fixed income; and 10 percent to real assets (real estate, energy and timber). The actual allocations to these asset classes may vary tactically around the long-term policy allocations based on relative market valuations.

Our historical investment returns (compound annual growth rates) for our United States defined benefit pension and other postretirement plan assets were 18 percent, 14 percent, 11 percent, 12 percent, and 12 percent for the 1, 5, 10, 15, and 20 year periods ended May 27, 2007.

For fiscal 2007, we assumed, on a weighted-average basis for all defined benefit plans, a rate of return of 9.4 percent. For fiscal 2006 and 2005, we assumed, on a weighted-average basis for all defined benefit plan assets, a rate of return of 9.6 percent. Our principal defined benefit pension and other postretirement plans in the United States have an expected return on plan assets of 9.6 percent. During fiscal 2007, we lowered the expected rate of return on one of our other postretirement plans in the United States based on costs associated with insurance contracts owned by that plan.

Lowering the expected long-term rate of return on assets by 50 basis points would increase our net pension and postretirement expense by $20 million for fiscal 2008. A 50 basis point shortfall between the assumed and actual rate of return on plan assets for fiscal 2008 would result in a similar amount of arising asset-experience loss. Any arising asset-experience loss is recognized on a market-related valuation basis, which reduces year-to-year volatility. This market-related valuation recognizes investment gains or losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the market-related value of assets. Since the market-related value of assets recognizes gains or losses over a five-year period, the future value of assets will be impacted as previously deferred gains or losses are recorded. Our outside actuaries perform these calculations as part of our determination of annual expense or income.

Discount Rates Our discount rate assumptions are determined annually as of the last day of our fiscal year for all of our defined benefit pension, other postretirement, and postemployment benefit plan obligations. Those same discount rates also are used to determine defined benefit pension, other postretirement, and postemployment benefit plan income and expense for the following fiscal year. We work with our actuaries to determine the timing and amount of expected future cash outflows to plan participants and, using AA-rated corporate bond yields, to develop a forward interest rate curve, including a margin to that index based on our credit risk. This forward interest rate curve is applied to our expected future cash outflows to determine our discount rate assumptions.

Our weighted-average discount rates were as follows:

Weighted-Average Discount Rates

	Defined Benefit Pension Plans	Other Postretirement Benefit Plans	Postemployment Benefit Plans
Obligation as of May 27, 2007, and fiscal 2008 expense	6.18%	6.15%	6.05%
Obligation as of May 28, 2006, and fiscal 2007 expense	6.45%	6.50%	6.44%
Fiscal 2006 expense	5.55%	5.50%	5.55%

Lowering the discount rates by 50 basis points would increase our net defined benefit pension, other postretirement, and postemployment benefit plan expense for fiscal 2008 by approximately $28 million. All obligation-related experience gains and losses are amortized using a straight-line method over the average remaining service period of active plan participants.

Health Care Cost Trend Rates We review our health care trend rates annually. Our review is based on data and information we collect about our health care claims experience and information provided by our actuaries. This information includes recent plan experience, plan design, overall industry experience and projections, and assumptions used by other similar organizations. Our initial health care cost trend rate is adjusted as necessary to remain consistent with this review, recent experiences, and short-term expectations. Our current health care cost trend rate assumption is 11 percent for retirees age 65 and over and 10 percent for retirees under age 65. These rates are graded down annually until the ultimate trend rate of 5.2 percent is reached in 2015 for retirees over age 65 and 2014 for retirees under age 65. The trend rates are applicable for calculations only if the retirees' benefits increase as a result of health care inflation. The ultimate trend rate is adjusted annually, as necessary, to approximate the current economic view on the rate of long-term inflation plus an appropriate health care cost premium. Assumed trend rates for health care costs have an important effect on the amounts reported for the other postretirement benefit plans.

A one percentage point change in the health care cost trend rate would have the following effects:

In Millions	One Percentage Point Increase	One Percentage Point Decrease
Effect on the aggregate of the service and interest cost components in fiscal 2008	$ 7	$ (7)
Effect on the other postretirement accumulated benefit obligation as of May 27, 2007	89	(78)

Any arising health care claims cost-related experience gain or loss is recognized in the calculation of expected future claims. Once recognized, experience gains and losses are amortized using a straight-line method over 15 years, resulting in at least the minimum amortization required being recorded.

Financial Statement Impact In fiscal 2007, we recorded net defined benefit pension, other postretirement, and postemployment benefit plan expense of $36 million compared to $25 million in fiscal 2006 and $6 million in fiscal 2005. As of May 27, 2007, we had cumulative unrecognized actuarial net losses of $407 million on our pension plans, $269 million on our other postretirement benefit plans, and $2 million on our postemployment benefit plans, primarily as the result of decreases in our discount rate assumptions. These unrecognized actuarial net losses will result in decreases in our future pension income and increases in postretirement expense since they currently exceed the corridors defined by GAAP.

As of May 27, 2007, we changed to the Retirement Plans (RP) 2000 Mortality Table projected forward to 2007 for calculating the fiscal 2007 year end defined benefit pension, other postretirement, and postemployment benefit obligations and fiscal 2008 expense. The impact of this change increased our defined benefit pension obligations by $2 million and had no impact on any of our other plans. The change also increased fiscal 2008 defined benefit pension expenses by $1 million.

Actual future net defined benefit pension, other postretirement, and postemployment benefit plan income or expense will depend on investment performance, changes in future discount rates, changes in health care trend rates, and various other factors related to the populations participating in these plans.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In the first quarter of fiscal 2008, we will adopt Financial Accounting Standards Board (FASB) Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). Among other things, FIN 48 requires application of a more likely than not threshold to the recognition and derecognition of tax positions. For the periods presented, our policy was to establish reserves that reflected the probable outcome of known tax contingencies. Favorable resolution was recognized as a reduction to our effective tax rate in the period of resolution. As compared to a contingency approach, FIN 48 is based on a benefit recognition model, which we believe could result in a greater amount of benefit (and a lower amount of reserve) being initially recognized in certain circumstances. Provided that the tax position is deemed more likely than not of being sustained, FIN 48 permits a company to recognize the largest amount of tax benefit that is greater than 50 percent likely of being ultimately realized upon settlement. The tax position must be derecognized when it is no longer more likely than not of being sustained. It further requires that a change in judgment related to prior years' tax positions be recognized in the quarter of such change. We anticipate $705 million of our accrued income taxes will be reclassified as long-term liabilities upon adoption. Significant tax reserve adjustments impacting our effective tax rate would be separately presented in the rate reconciliation table of Note 14 to the Consolidated Financial Statements appearing on pages 80 and 81 of this report. We are currently evaluating the impact of adopting FIN 48.

In June 2007, the FASB approved the issuance of Emerging Issues Task Force Issue No. 06-11 "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" (EITF 06-11). EITF 06-11 requires that tax benefits from dividends paid on unvested restricted shares be charged directly to stockholders' equity instead of benefiting income tax expense. EITF 06-11, which will be effective for us in the first quarter of fiscal 2009, is expected to increase our effective income tax rate by 20 basis points, or from 34.3 percent to 34.5 percent based on our actual 2007 effective tax rate.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of SFAS No. 115" (SFAS 159). This statement provides companies with an option to measure, at specified election dates, many financial instruments and certain other items at fair value that are not currently measured at fair value. A company that adopts SFAS 159 will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This statement is effective for fiscal years beginning after November 15, 2007, which for us is the first quarter of fiscal 2009. We do not believe that the adoption of SFAS 159 will have a material impact on our results of operations or financial condition.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). This statement provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except SFAS 123R and related interpretations and pronouncements that require or permit measurement similar to fair value but are not intended to measure fair value. This pronouncement is effective for fiscal years beginning after November 15, 2007, which for us is the first quarter of fiscal 2009. We are evaluating the impact of SFAS 157 on our results of operations and financial condition.

In September 2006, the SEC released Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108). SAB 108 provides interpretive guidance on the process and diversity in practice of quantifying financial statement misstatements resulting in the potential carryover of improper amounts on the balance sheet. The SEC staff believes that registrants should quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for us in the first quarter of fiscal 2008. We do not believe that the adoption of SAB 108 will have a material impact on our results of operations or financial condition.

NON-GAAP MEASURES

We have included in this report measures of financial performance that are not defined by GAAP. For each of these non-GAAP financial measures, we are providing below a reconciliation of the differences between the non-GAAP measure and the most directly comparable GAAP measure, an explanation of why our management or the Board of Directors believes the non-GAAP measure provides useful information to investors, and any additional purposes for which our management or Board of Directors uses the non-GAAP measure. These non-GAAP measures should be viewed in addition to, and not in lieu of, the comparable GAAP measure.

TOTAL SEGMENT OPERATING PROFIT This non-GAAP measure is used in reporting to our executive management and as a component of the Board of Directors' measurement of our performance for incentive compensation purposes. Management and the Board of Directors believe that this measure provides useful information to investors because it is the profitability measure we use to evaluate segment performance. A reconciliation of this measure to operating profit, the relevant GAAP measure, is included in Note 16 to the Consolidated Financial Statements included on pages 82 and 83 of this report.

ONGOING JOINT VENTURES Our interest in SVE was redeemed in February 2005. To view the performance of our joint ventures on an ongoing basis, we have provided certain information excluding SVE. The reconciliation of this non-GAAP measure is shown in the following tables:

In Millions, Fiscal Year	2007	2006	2005
After-tax earnings from joint ventures:			
As reported	$ 73	$ 69	$ 94
Less: SVE	–	–	(28)
Ongoing joint ventures	$ 73	$ 69	$ 66
Net sales of joint ventures (100% basis):			
As reported	$2,016	$1,796	$2,652
Less: SVE	–	–	(896)
Ongoing joint ventures	$2,016	$1,796	$1,756

Fiscal Year	2007 vs. 2006	2006 vs. 2005
Change in net sales of joint ventures (100% basis):		
As reported	+13%	–32%
Ongoing joint ventures	+13%	+2%

RETURN ON AVERAGE TOTAL CAPITAL This ratio is not defined by GAAP, and is used in internal management reporting and as a component of the Board of Directors' rating of our performance for management and employee incentive compensation. Management and the Board of Directors believe that this measure provides useful information to investors because it is important for assessing the utilization of capital.

Dollars In Millions, Fiscal Year	2007	2006	2005	2004	2003	2002
Net earnings	$ 1,144	$ 1,090	$ 1,240	$ 1,055	$ 917	
Interest, net, after-tax	281	261	289	330	378	
Earnings before interest, after-tax	$ 1,425	$ 1,351	$ 1,529	$ 1,385	$ 1,295	
Current portion of long-term debt	$ 1,734	$ 2,131	$ 1,638	$ 233	$ 105	$ 248
Notes payable	1,254	1,503	299	583	1,236	3,600
Long-term debt	3,218	2,415	4,255	7,410	7,516	5,591
Total debt	6,206	6,049	6,192	8,226	8,857	9,439
Minority interests	1,139	1,136	1,133	299	300	153
Stockholders' equity	5,319	5,772	5,676	5,248	4,175	3,576
Total capital	12,664	12,957	13,001	13,773	13,332	13,168
Less: Accumulated other comprehensive (income) loss	120	(125)	(8)	144	342	376
Adjusted total capital	$12,784	$12,832	$12,993	$13,917	$13,674	$13,544
Adjusted average total capital	$12,808	$12,913	$13,455	$13,796	$13,609	
Return on average total capital	11.1%	10.5%	11.4%	10.0%	9.5%	

PROPORTIONATE SHARE OF JOINT VENTURE NET SALES This non-GAAP measure is used to report our worldwide results including the proportionate share of joint venture net sales. We believe this measure is important as it enables us to better compare our results with other worldwide companies. A reconciliation of this non-GAAP measure is shown in the following tables:

In Millions, Fiscal Year	2007
General Mills Worldwide Net Sales:	
Net sales, as reported	$12,442
Proportionate share of joint venture net sales	1,007
Worldwide net sales	$13,449

In Millions, Fiscal Year	2007	2006	2005	2004	2003
International Net Sales:					
International operating segment net sales, as reported	$2,124	$1,837	$1,725	$1,550	$1,300
Proportionate share of joint venture net sales	985	873	859	772	639
International net sales	$3,109	$2,710	$2,584	$2,322	$1,939

Dollars In Millions, Fiscal Year	2007	2006	2007 vs. 2006
Cereal Business Net Sales:			
Net sales of cereal businesses in U.S Retail, International, and Bakeries and Foodservice operating segments	$2,290	$2,239	2%
Proportionate share of joint venture net sales	786	665	18%
Worldwide cereal net sales	$3,076	$2,904	6%

CAUTIONARY STATEMENT RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This report contains or incorporates by reference forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on our current expectations and assumptions. We also may make written or oral forward-looking statements, including statements contained in our filings with the SEC and in our reports to stockholders.

The words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "plan," "project" or similar expressions identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those currently anticipated or projected. We wish to caution you not to place undue reliance on any such forward-looking statements.

In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important factors that could affect our financial performance and could cause our actual results in future periods to differ materially from any current opinions or statements.

Our future results could be affected by a variety of factors, such as: competitive dynamics in the consumer foods industry and the markets for our products, including new product introductions, advertising activities, pricing actions, and promotional activities of our competitors; economic conditions, including changes in inflation rates, interest rates, or tax rates; product development and innovation; consumer acceptance of new products and product improvements; consumer reaction to pricing actions and changes in promotion levels; acquisitions or dispositions of businesses or assets; changes in capital structure; changes in laws and regulations, including labeling and advertising regulations; impairments in the carrying value of goodwill, other intangible assets, or other long-lived assets, or changes in the useful lives of other intangible assets; changes in accounting standards and the impact of significant accounting estimates; product quality and safety issues, including recalls and product liability; changes in customer demand for our products; effectiveness of advertising, marketing, and promotional programs; changes in consumer behavior, trends, and preferences, including weight loss trends; consumer perception of health-related issues, including obesity; consolidation in the retail environment; changes in purchasing and inventory levels of significant customers; fluctuations in the cost and availability of supply chain resources, including raw materials, packaging, and energy; disruptions or inefficiencies in the supply chain; volatility in the market value of derivatives used to hedge price risk for certain commodities; benefit plan expenses due to changes in plan asset values and discount rates used to determine plan liabilities; failure of our information technology systems; resolution of uncertain income tax matters; foreign economic conditions, including currency rate fluctuations; and political unrest in foreign markets and economic uncertainty due to terrorism or war.

We undertake no obligation to publicly revise any forward-looking statements to reflect events or circumstances after the date of those statements or to reflect the occurrence of anticipated or unanticipated events.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk stemming from changes in interest rates, foreign exchange rates, commodity prices and equity prices. Changes in these factors could cause fluctuations in our earnings and cash flows. In the normal course of business, we actively manage our exposure to these market risks by entering into various hedging transactions, authorized under established policies that place clear controls on these activities. The counterparties in these transactions are generally highly rated institutions. We establish credit limits for each counterparty. Our hedging transactions include but are not limited to a variety of derivative financial instruments.

INTEREST RATE RISK

We are exposed to interest rate volatility with regard to future issuances of fixed rate debt, and existing and future issuances of variable rate debt. Primary exposures include U.S. Treasury rates, LIBOR, and commercial paper rates in the United States and Europe. We use interest rate swaps and forward-starting interest rate swaps to hedge our exposure to interest rate changes, to reduce the volatility of our financing costs, and to achieve a desired proportion of fixed- versus floating-rate debt, based on current and projected market conditions. Generally under these swaps, we agree with a counterparty to exchange the difference between fixed-rate and floating-rate interest amounts based on an agreed notional principal amount. As of May 27, 2007, we had $3.7 billion of aggregate notional principal amount outstanding. This includes notional amounts of offsetting swaps that neutralize our exposure to interest rates on other interest rate swaps. See Note 7 to the Consolidated Financial Statements on pages 66 through 69 of this report.

FOREIGN EXCHANGE RISK

Foreign currency fluctuations affect our net investments in foreign subsidiaries, and foreign currency cash flows related to third party purchases, intercompany loans, and product shipments. We are also exposed to the translation of foreign currency earnings to the U.S. dollar. Our principal exposures are to the Australian dollar, British pound sterling, Canadian dollar, Euro, and Mexican peso. We primarily use foreign currency forward contracts to selectively hedge our foreign currency cash flow exposures. We generally do not hedge more than 12 months forward. We also have many net investments in foreign subsidiaries that are denominated in Euros. We hedge a portion of these net investments by issuing Euro-denominated commercial paper. As of May 27, 2007, we had issued $402 million of Euro-denominated commercial paper that we have designated as a net investment hedge and thus deferred net foreign currency transaction losses of $27 million to accumulated other comprehensive income (loss).

COMMODITY PRICE RISK

Many commodities we use in the production and distribution of our products are exposed to market price risks. We utilize derivatives to hedge price risk for our principal ingredient and energy costs, including grains (oats, wheat, and corn), oils (principally soybean), non-fat dry milk, natural gas, and diesel fuel. We manage our exposures through a combination of purchase orders, long-term contracts with suppliers, exchange-traded futures and options, and over-the-counter options and swaps. We offset our exposures based on current and projected market conditions, and generally seek to acquire the inputs at as close to our planned cost as possible.

EQUITY INSTRUMENTS

Equity price movements affect our compensation expense as certain investments owned by our employees are revalued. We use equity swaps to manage this market risk.

VALUE AT RISK

The estimates in the table below are intended to measure the maximum potential fair value we could lose in one day from adverse changes in market interest rates, foreign exchange rates, commodity prices, and equity prices under normal market conditions. A Monte Carlo value-at-risk (VAR) methodology was used to quantify the market risk for our exposures. The models assumed normal market conditions and used a 95 percent confidence level.

The VAR calculation used historical interest rates, foreign exchange rates and commodity and equity prices from the past year to estimate the potential volatility and correlation of these rates in the future. The market data were drawn from the RiskMetrics™ data set. The calculations are not intended to represent actual losses in fair value that we expect to incur. Further, since the hedging instrument (the derivative) inversely correlates with the underlying exposure, we would expect that any loss or gain in the fair value of our derivatives would be generally offset by an increase or decrease in the fair value of the underlying exposures. The positions included in the calculations were: debt; investments; interest rate swaps; foreign exchange forwards; commodity swaps, futures and options; and equity instruments. The calculations do not include the underlying foreign exchange and commodities-related positions that are hedged by these market-risk-sensitive instruments.

The table below presents the estimated maximum potential VAR arising from a one-day loss in fair value for our interest rate, foreign currency, commodity and equity market-risk-sensitive instruments outstanding as of May 27, 2007, and May 28, 2006, and the average fair value impact during the year ended May 27, 2007.

	Fair Value Impact		
In Millions	May 27, 2007	Average during fiscal 2007	May 28, 2006
Interest rate instruments	$10	$10	$8
Foreign currency instruments	4	2	2
Commodity instruments	4	4	2
Equity instruments	1	1	1

Reports of Management

REPORT OF MANAGEMENT RESPONSIBILITIES

The management of General Mills, Inc. is responsible for the fairness and accuracy of the consolidated financial statements. The statements have been prepared in accordance with accounting principles that are generally accepted in the United States, using management's best estimates and judgments where appropriate. The financial information throughout the Annual Report on Form 10-K is consistent with our consolidated financial statements.

Management has established a system of internal controls that provides reasonable assurance that assets are adequately safeguarded and transactions are recorded accurately in all material respects, in accordance with management's authorization. We maintain a strong audit program that independently evaluates the adequacy and effectiveness of internal controls. Our internal controls provide for appropriate separation of duties and responsibilities, and there are documented policies regarding use of our assets and proper financial reporting. These formally stated and regularly communicated policies demand highly ethical conduct from all employees.

The Audit Committee of the Board of Directors meets regularly with management, internal auditors and our independent auditors to review internal control, auditing and financial reporting matters. The independent auditors, internal auditors and employees have full and free access to the Audit Committee at any time.

The Audit Committee reviewed and approved the Company's annual financial statements and recommended to the full Board of Directors that they be included in the Annual Report. The Audit Committee also recommended to the Board of Directors that the independent auditors be reappointed for fiscal 2008, subject to ratification by the stockholders at the annual meeting.



S. W. Sanger	J. A. Lawrence
Chairman of the Board	Vice Chairman and
and Chief Executive Officer	Chief Financial Officer

July 26, 2007

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of General Mills, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Company's internal control system was designed to provide reasonable assurance to our management and the Board of Directors regarding the preparation and fair presentation of published financial statements. Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of May 27, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework.

Based on our assessment using the criteria set forth by COSO in Internal Control—Integrated Framework, management concluded that our internal control over financial reporting was effective as of May 27, 2007.

KPMG LLP, an independent registered public accounting firm, has issued an audit report on management's assessment of the Company's internal control over financial reporting.



S. W. Sanger	J. A. Lawrence
Chairman of the Board	Vice Chairman and
and Chief Executive Officer	Chief Financial Officer

July 26, 2007

Reports of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE CONSOLIDATED FINANCIAL STATEMENTS AND RELATED FINANCIAL STATEMENT SCHEDULE

The Board of Directors and Stockholders
General Mills, Inc.:

We have audited the accompanying consolidated balance sheets of General Mills, Inc. and subsidiaries as of May 27, 2007, and May 28, 2006, and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for each of the fiscal years in the three-year period ended May 27, 2007. In connection with our audits of the consolidated financial statements we also have audited the accompanying financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of General Mills, Inc. and subsidiaries as of May 27, 2007, and May 28, 2006, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended May 27, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the accompanying financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

In fiscal 2007, as disclosed in Notes 1 and 2 to the consolidated financial statements, the Company changed its classification of shipping costs, changed its annual goodwill impairment assessment date to December 1, and adopted SFAS No. 123 (Revised), "Share-Based Payment", and SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans an amendment of FASB Statements No. 87, 88, 106 and 132(R)".

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of General Mills' internal control over financial reporting as of May 27, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 26, 2007, expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Minneapolis, Minnesota
July 26, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REGARDING INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders
General Mills, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that General Mills, Inc. and subsidiaries maintained effective internal control over financial reporting as of May 27, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). General Mills' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that General Mills maintained effective internal control over financial reporting as of May 27, 2007, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by COSO. Also, in our opinion, General Mills maintained, in all material respects, effective internal control over financial reporting as of May 27, 2007, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of General Mills, Inc. and subsidiaries as of May 27, 2007, and May 28, 2006, and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows, for each of the fiscal years in the three-year period ended May 27, 2007, and our report dated July 26, 2007, expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Minneapolis, Minnesota
July 26, 2007

Consolidated Statements of Earnings

GENERAL MILLS, INC. AND SUBSIDIARIES

In Millions, Except per Share Data Fiscal Year Ended	May 27, 2007	May 28, 2006	May 29, 2005
Net sales	$12,442	$11,712	$11,308
Cost of sales	7,955	7,545	7,326
Selling, general and administrative expenses	2,390	2,179	1,998
Restructuring, impairment and other exit costs	39	30	84
Operating profit	2,058	1,958	1,900
Divestitures (gain)	–	–	(499)
Debt repurchase costs	–	–	137
Interest expense, net	427	399	455
Earnings before income taxes and after-tax earnings from joint ventures	1,631	1,559	1,807
Income taxes	560	538	661
After-tax earnings from joint ventures	73	69	94
Net earnings	$ 1,144	$ 1,090	$ 1,240
Earnings per share – basic	$ 3.30	$ 3.05	$ 3.34
Earnings per share – diluted	$ 3.18	$ 2.90	$ 3.08
Dividends per share	$ 1.44	$ 1.34	$ 1.24

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

GENERAL MILLS, INC. AND SUBSIDIARIES

In Millions	May 27, 2007	May 28, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 417	$ 647
Receivables	953	912
Inventories	1,174	1,055
Prepaid expenses and other current assets	443	377
Deferred income taxes	67	50
Total current assets	3,054	3,041
Land, buildings and equipment	3,014	2,997
Goodwill	6,835	6,652
Other intangible assets	3,694	3,607
Other assets	1,587	1,778
Total assets	$18,184	$18,075
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 778	$ 673
Current portion of long-term debt	1,734	2,131
Notes payable	1,254	1,503
Other current liabilities	2,079	1,831
Total current liabilities	5,845	6,138
Long-term debt	3,218	2,415
Deferred income taxes	1,433	1,690
Other liabilities	1,230	924
Total liabilities	11,726	11,167
Minority interests	1,139	1,136
Stockholders' equity:		
Common stock, 502 shares issued	50	50
Additional paid-in capital	5,842	5,737
Retained earnings	5,745	5,107
Common stock in treasury, at cost, shares of 162 in 2007 and 146 in 2006	(6,198)	(5,163)
Unearned compensation	–	(84)
Accumulated other comprehensive income (loss)	(120)	125
Total stockholders' equity	5,319	5,772
Total liabilities and equity	$18,184	$18,075

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income

GENERAL MILLS, INC. AND SUBSIDIARIES

	$.10 Par Value Common Stock (One Billion Shares Authorized)								
	Issued			Treasury					
In Millions, Except per Share Data	Shares	Par Amount	Additional Paid-In Capital	Shares	Amount	Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Total
Balance as of May 30, 2004	502	$50	$5,630	(123)	$(3,921)	$3,722	$ (89)	$(144)	$ 5,248
Comprehensive income:									
Net earnings						1,240			1,240
Other comprehensive income, net of tax:									
Net change on hedge derivatives								99	99
Foreign currency translation								75	75
Minimum pension liability adjustment								(22)	(22)
Other comprehensive income								152	152
Total comprehensive income									1,392
Cash dividends declared ($1.24 per share)						(461)			(461)
Stock compensation plans (includes income tax benefits of $62)			104	7	232				336
Shares purchased				(17)	(771)				(771)
Forward purchase contract fees			(43)						(43)
Unearned compensation related to restricted stock awards							(66)		(66)
Earned compensation and other							41		41
Balance as of May 29, 2005	502	$50	$5,691	(133)	$(4,460)	$4,501	$(114)	$ 8	$ 5,676
Comprehensive income:									
Net earnings						1,090			1,090
Other comprehensive income, net of tax:									
Net change on hedge derivatives								20	20
Foreign currency translation								73	73
Minimum pension liability adjustment								24	24
Other comprehensive income								117	117
Total comprehensive income									1,207
Cash dividends declared ($1.34 per share)						(484)			(484)
Stock compensation plans (includes income tax benefits of $41)			46	6	189				235
Shares purchased				(19)	(892)				(892)
Unearned compensation related to restricted stock awards							(17)		(17)
Earned compensation and other							47		47
Balance as of May 28, 2006	502	$50	$5,737	(146)	$(5,163)	$5,107	$ (84)	$ 125	$ 5,772
Comprehensive income:									
Net earnings						1,144			1,144
Other comprehensive income, net of tax:									
Net change on hedge derivatives								22	22
Foreign currency translation								194	194
Minimum pension liability adjustment								(21)	(21)
Other comprehensive income								195	195
Total comprehensive income									1,339
Adoption of SFAS No. 123R			(84)				84		
Adoption of SFAS No. 158								(440)	(440)
Cash dividends declared ($1.44 per share)						(506)			(506)
Stock compensation plans (includes income tax benefits of $73)			165	9	339				504
Shares purchased				(25)	(1,385)				(1,385)
Unearned compensation related to restricted stock awards			(95)						(95)
Issuance of shares to settle conversion premium on zero coupon convertible debentures, net of tax			(11)		11				–
Earned compensation and other			130						130
Balance as of May 27, 2007	502	$50	$5,842	(162)	$(6,198)	$5,745	$ –	$(120)	$ 5,319

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

GENERAL MILLS, INC. AND SUBSIDIARIES

In Millions Fiscal Year Ended	May 27, 2007	May 28, 2006	May 29, 2005
Cash Flows – Operating Activities			
Net earnings	$ 1,144	$ 1,090	$ 1,240
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	418	424	443
After-tax earnings from joint ventures	(73)	(69)	(94)
Stock-based compensation	128	45	38
Deferred income taxes	26	26	9
Distribution of earnings from joint ventures	45	77	83
Tax benefit on exercised options	–	41	62
Pension, other postretirement, and postemployment benefit costs	(54)	(74)	(70)
Restructuring, impairment and other exit costs	39	30	84
Divestitures (gain)	–	–	(499)
Debt repurchase costs	–	–	137
Changes in current assets and liabilities	77	184	251
Other, net	15	74	110
Net cash provided by operating activities	1,765	1,848	1,794
Cash Flows – Investing Activities			
Purchases of land, buildings and equipment	(460)	(360)	(434)
Acquisitions	(85)	(26)	–
Investments in affiliates, net	(100)	1	1
Proceeds from disposal of land, buildings and equipment	14	11	24
Proceeds from disposition of businesses	–	–	799
Proceeds from dispositions of product lines	14	–	–
Other, net	20	5	23
Net cash provided (used) by investing activities	(597)	(369)	413
Cash Flows – Financing Activities			
Change in notes payable	(280)	1,197	(1,057)
Issuance of long-term debt	2,650	–	2
Payment of long-term debt	(2,323)	(1,386)	(1,115)
Proceeds from issuance of preferred membership interests of subsidiary	–	–	835
Common stock issued	317	157	195
Tax benefit on exercised options	73	–	–
Purchases of common stock for treasury	(1,321)	(885)	(771)
Dividends paid	(506)	(485)	(461)
Other, net	(8)	(3)	(13)
Net cash used by financing activities	(1,398)	(1,405)	(2,385)
Increase (decrease) in cash and cash equivalents	(230)	74	(178)
Cash and cash equivalents – beginning of year	647	573	751
Cash and cash equivalents – end of year	$ 417	$ 647	$ 573
Cash Flow from Changes in Current Assets and Liabilities:			
Receivables	$ (24)	$ 8	$ (8)
Inventories	(116)	(6)	30
Prepaid expenses and other current assets	(45)	(33)	1
Accounts payable	88	(28)	(35)
Other current liabilities	174	243	263
Changes in current assets and liabilities	$ 77	$ 184	$ 251

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

GENERAL MILLS, INC. AND SUBSIDIARIES

NOTE 1

Basis of Presentation and Reclassifications

BASIS OF PRESENTATION Our Consolidated Financial Statements include the accounts of General Mills, Inc. and all subsidiaries in which we have a controlling financial interest. Intercompany transactions and accounts are eliminated in consolidation.

Our fiscal year ends on the last Sunday in May. Fiscal years 2007, 2006, and 2005 each consisted of 52 weeks. Financial results for our International segment, with the exception of Canada, its export operations, and its United States and Latin American headquarters are reported as of and for the 12 calendar months ended April 30.

RECLASSIFICATIONS During fiscal 2007, we made certain changes in our reporting of financial information. The effects of these reclassifications on our historical Consolidated Financial Statements are reflected herein and had no impact on our consolidated net earnings or earnings per share.

We made a change in accounting principle to classify shipping costs associated with the distribution of finished products to our customers as cost of sales. We previously recorded these costs in selling, general and administrative (SG&A) expense. We made this change in principle because we believe the classification of these shipping costs in cost of sales better reflects the cost of producing and distributing our products and aligns our external financial reporting with the results we use internally to evaluate segment operating performance. The impact of this change in principle was an increase to cost of sales of $474 million in fiscal 2006 and $388 million in fiscal 2005, and a corresponding decrease to SG&A expense in each period.

We shifted sales responsibility for several customers from our Bakeries and Foodservice segment to our U.S. Retail segment. Net sales and segment operating profit for these two segments have been adjusted to report the results from shifted businesses with the appropriate segment. The impact of this shift was a decrease in net sales of our Bakeries and Foodservice segment and an increase in net sales of our U.S. Retail segment of $55 million in fiscal 2006 and $60 million in fiscal 2005. The impact of this shift was a decrease of Bakeries and Foodservice segment operating profit and an increase of U.S. Retail segment operating profit of $22 million in fiscal 2006 and $26 million in fiscal 2005.

We also reclassified (i) certain trade-related costs and customer allowances as cost of sales or SG&A expense (previously recorded as reductions of net sales), (ii) certain liabilities, including trade and consumer promotion accruals, from accounts payable to other current liabilities, (iii) certain distributions from joint ventures as operating cash flows (previously reported as investing cash flows), (iv) royalties from a joint venture to after-tax earnings from joint ventures (previously recorded as a reduction of SG&A expense), (v) certain receivables, including accrued interest, derivatives and other miscellaneous receivables, that were historically included in receivables to other current assets, and (vi) valuation allowances related to deferred income tax assets between current and non-current classification. These reclassifications were not material individually or in the aggregate. We have reclassified previously reported Consolidated Balance Sheets, Consolidated Statements of Earnings, and Consolidated Statements of Cash Flows to conform to the current year presentation.

CHANGE IN REPORTING PERIOD We changed the reporting period for our Häagen-Dazs joint ventures in Asia to include results through March 31. In previous years, we included results for the twelve months ended April 30. Accordingly, fiscal 2007 results include only 11 months of results from these joint ventures compared to 12 months in fiscal 2006 and 2005. The impact of this change was not material to our results of operations, thus we did not restate prior period financial statements for comparability.

NOTE 2

Summary of Significant Accounting Policies

CASH AND CASH EQUIVALENTS We consider all investments purchased with an original maturity of three months or less to be cash equivalents.

INVENTORIES All inventories in the United States other than grain are valued at the lower of cost, using the last-in, first-out (LIFO) method, or market. Grain inventories and all related cash contracts and derivatives are valued at market with all changes in value recorded in net earnings currently. Inventories outside of the United States are valued at the lower of cost, using the first-in, first-out (FIFO) method, or market.

Shipping costs associated with the distribution of finished product to our customers are recorded as cost of sales and are recognized when the related finished product is shipped to the customer.

LAND, BUILDINGS, EQUIPMENT, AND DEPRECIATION Land is recorded at historical cost. Buildings and equipment, including capitalized interest and internal engineering costs, are recorded at cost and depreciated over estimated useful lives, primarily using the straight-line method. Ordinary maintenance and repairs are charged to operating costs.

Buildings are usually depreciated over 40 to 50 years, and equipment, furniture, and software is usually depreciated over 3 to 15 years. Fully depreciated assets are retained in buildings and equipment until disposal. When an item is sold or retired, the accounts are relieved of its cost and related accumulated depreciation; the resulting gains and losses, if any, are recognized in earnings. As of May 27, 2007, and May 28, 2006, assets held for sale were insignificant.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows from the operation and disposition of the asset group are less than the carrying amount of the asset group. Asset groups have identifiable cash flows and largely independent of other asset groups. Measurement of an impairment loss would be based on the excess of the carrying amount of the asset group over its fair value. Fair value is measured using discounted cash flows or independent appraisals, as appropriate.

GOODWILL AND OTHER INTANGIBLE ASSETS Goodwill represents the difference between the purchase price of acquired companies and the related fair values of net assets acquired. Goodwill is not amortized, and is tested for impairment annually and whenever events or changes in circumstances indicate that impairment may have occurred. Impairment testing is performed for each of our reporting units. We compare the carrying value of a reporting unit, including goodwill, to the fair value of the unit. Carrying value is based on the assets and liabilities associated with the operations of that reporting unit, which often requires allocation of shared or corporate items among reporting units. If the carrying amount of a reporting unit exceeds its fair value, we revalue all assets and liabilities of the reporting unit, excluding goodwill, to determine if the fair value of the net assets is greater than the net assets including goodwill. If the fair value of the net assets is less than the net assets including goodwill, impairment has occurred. Our estimates of fair value are determined based on a discounted cash flow model. Growth rates for sales and profits are determined using inputs from our annual long-range planning process. We also make estimates of discount rates, perpetuity growth assumptions, market comparables, and other factors. We periodically engage third-party valuation consultants to assist in this process.

During fiscal 2007, we changed the timing of our annual goodwill impairment testing from the first day of our fiscal year to December 1. This accounting change is preferable because it better aligns this impairment test with the timing of the presentation of our strategic long-range plan to the Board of Directors. During fiscal 2007, we performed this annual impairment test on May 29, 2006, and again on December 1, 2006.

We evaluate the useful lives of our other intangible assets, primarily intangible assets associated with the *Pillsbury*, *Totino's*, *Progresso*, *Green Giant*, *Old El Paso* and *Häagen-Dazs* brands, to determine if they are finite or indefinite-lived. Reaching a determination on useful life requires significant judgments and assumptions regarding the future effects of obsolescence, demand, competition, other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels), the level of required maintenance expenditures, and the expected lives of other related groups of assets.

Our indefinite-lived intangible assets, primarily brands, also are tested for impairment annually, and whenever events or changes in circumstances indicate that their carrying value may not be recoverable. We performed our fiscal 2007 assessment of our brand intangibles as of December 1, 2006. Our estimate of the fair value of the brands was based on a discounted cash flow model using inputs which included: projected revenues from our annual long-range plan; assumed royalty rates that could be payable if we did not own the brands; and a discount rate. We periodically engage third-party valuation consultants to assist in this process.

INVESTMENTS IN JOINT VENTURES Our investments in companies over which we have the ability to exercise significant influence are stated at cost plus our share of undistributed earnings or losses. We also receive royalty income from certain joint ventures, incur various expenses (primarily research and development), and record the tax impact of certain joint venture operations that are structured as partnerships. In addition, we make advances to our joint ventures in the form of loans or capital investments as needed by the joint ventures. We also sell certain raw materials, semi-finished goods and finished goods to the joint ventures, generally at market prices.

VARIABLE INTEREST ENTITIES As of May 27, 2007, we had invested in 5 variable interest entities (VIEs). We are the primary beneficiary (PB) of General Mills Capital, Inc. (GM Capital). In June 2007, we repurchased its outstanding securities. We have an interest in a contract manufacturer at our former facility in Geneva, Illinois. We are the PB and have consolidated this entity as of May 27, 2007. This entity had property and equipment with a fair value of $37 million and long-term debt of $37 million as of May 27, 2007. We also have an interest in a contract manufacturer in Greece that is a VIE. Although we are the PB, we have not consolidated this entity because it is not material to our results of operations, financial condition, or liquidity as of and for the year ended

May 27, 2007. This entity had assets of $3 million and liabilities of $1 million as of May 27, 2007. We are not the PB of the remaining 2 VIEs. Following our repurchase of the GM Capital preferred stock our maximum exposure to loss from the 4 remaining VIEs is limited to the $37 million of long-term debt of the contract manufacturer in Geneva, Illinois and our $3 million equity investment in two of the VIEs.

REVENUE RECOGNITION We recognize sales revenue when the shipment is accepted by our customer. Sales include shipping and handling charges billed to the customer and are reported net of consumer coupon, trade promotion and other costs, including estimated returns. Sales, use, value-added, and other excise taxes are not recognized in revenue. Coupons are expensed when distributed, based on estimated redemption rates. Trade promotions are expensed based on estimated participation and performance levels for offered programs. We generally do not allow a right of return. However, on a limited case-by-case basis with prior approval, we may allow customers to return product in saleable condition for redistribution to other customers or outlets. Returns are expensed as reductions of net sales. Receivables are recorded net of an allowance for uncollectible amounts and prompt pay discounts. Receivables from customers generally do not bear interest. Terms and collection patterns vary around the world and by channel. The allowance for doubtful accounts represents our estimate of probable credit losses in our existing receivables, as determined based on a review of past due balances and other specific account data. Account balances are written off against the allowance when the amount is deemed uncollectible by management.

ENVIRONMENTAL Environmental costs relating to existing conditions caused by past operations that do not contribute to current or future revenues are expensed. Reserves for liabilities for anticipated remediation costs are recorded on an undiscounted basis when they are probable and reasonably estimable, generally no later than the completion of feasibility studies or our commitment to a plan of action. Environmental expenditures for projects that contribute to current or future operations generally are capitalized and depreciated over their estimated useful lives.

ADVERTISING PRODUCTION COSTS We expense the production costs of advertising the first time that the advertising takes place.

RESEARCH AND DEVELOPMENT All expenditures for research and development (R&D) are charged against earnings in the year incurred. R&D includes expenditures for new product and manufacturing process innovation, and the annual expenditures are comprised primarily of internal salaries, wages, consulting, and other supplies attributable to time spent on R&D activities. Other costs include depreciation and maintenance of research facilities, including assets at facilities that are engaged in pilot plant activities.

FOREIGN CURRENCY TRANSLATION For all significant foreign operations, the functional currency is the local currency. Assets and liabilities of these operations are translated at the period-end exchange rates. Income statement accounts are translated using the average exchange rates prevailing during the year. Translation adjustments are reflected within accumulated other comprehensive income (loss) in stockholders' equity. Gains and losses from foreign currency transactions are included in net earnings for the period.

DERIVATIVE INSTRUMENTS We use derivatives primarily to hedge our exposure to changes in foreign exchange rates, interest rates, and commodity prices. All derivatives are recognized on the Consolidated Balance Sheets at fair value based on quoted market prices or management's estimate of their fair value and are recorded in either current or noncurrent assets or liabilities based on their maturity. Changes in the fair values of derivatives are recorded in net earnings or other comprehensive income, based on whether the instrument is designated as a hedge transaction and, if so, the type of hedge transaction. Gains or losses on derivative instruments reported in accumulated other comprehensive income (loss) are reclassified to earnings in the period the hedged item affects earnings. If the underlying hedged transaction ceases to exist, any associated amounts reported in accumulated other comprehensive income (loss) are reclassified to earnings at that time. Any ineffectiveness is recognized in earnings in the current period.

STOCK-BASED COMPENSATION Effective May 29, 2006, we adopted SFAS No. 123 (Revised), "Share-Based Payment" (SFAS 123R), which changed the accounting for compensation expense associated with stock options, restricted stock awards, and other forms of equity compensation. We elected the modified prospective transition method as permitted by SFAS 123R; accordingly, results from prior periods have not been restated. Under this method, stock-based compensation expense for fiscal 2007 was $128 million, which included amortization related to the remaining unvested portion of all equity compensation awards granted prior to May 29, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), and amortization related to all equity compensation awards granted on or subsequent to May 29, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. The incremental effect on net earnings in fiscal 2007 of our adoption of SFAS 123R was $69 million of expense ($43 million after-tax). All our stock compensation expense is recorded in SG&A expense in the Consolidated Statement of Earnings.

SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as previously required, thereby reducing net operating cash flows and increasing net financing cash flows in periods following adoption. While those amounts cannot be estimated for future periods, the amount of cash flows generated for such excess tax deductions was $73 million for fiscal 2007, $41 million for fiscal 2006, and $62 million for fiscal 2005.

Certain equity-based compensation plans contain provisions that accelerate vesting of awards upon retirement, disability, or death of eligible employees and directors. SFAS 123R specifies that a stock-based award is vested when the employee's retention of the award is no longer contingent on providing subsequent service. Accordingly, beginning in fiscal 2007, we prospectively revised our expense attribution method so that the related compensation cost is recognized immediately for awards granted to retirement-eligible individuals or over the period from the grant date to the date retirement eligibility is achieved, if less than the stated vesting period. For fiscal 2006 and 2005, we generally recognized stock compensation expense over the stated vesting period of the award, with any unamortized expense recognized immediately if an acceleration event occurred.

Prior to May 29, 2006, we used the intrinsic value method for measuring the cost of compensation paid in our common stock. No compensation expense for stock options was recognized in our Consolidated Statements of Earnings prior to fiscal 2007, as the exercise price was equal to the market price of our stock at the date of grant. Expense attributable to other types of share-based awards was recognized in our results under SFAS 123.

The following table illustrates the pro forma effect on net earnings and earnings per share if we had applied the fair value recognition provisions of SFAS 123 to all employee stock-based compensation, net of estimated forfeitures:

In Millions, Except per Share Data Fiscal Year Ended	May 28, 2006	May 29, 2005
Net earnings, as reported	$1,090	$1,240
Add: After-tax stock-based employee compensation expense included in reported net earnings	28	24
Deduct: After-tax stock-based employee compensation expense determined under fair value requirements of SFAS 123	(48)	(62)
Pro forma net earnings	$1,070	$1,202
Earnings per share:		
Basic – as reported	$ 3.05	$ 3.34
Basic – pro forma	$ 2.99	$ 3.24
Diluted – as reported	$ 2.90	$ 3.08
Diluted – pro forma	$ 2.84	$ 2.99

DEFINED BENEFIT PENSION, OTHER POSTRETIREMENT, AND POSTEMPLOYMENT BENEFIT PLANS We sponsor several domestic and foreign defined benefit plans to provide pension, health care, and other welfare benefits to retired employees. Under certain circumstances, we also provide accruable benefits to former or inactive employees in the United States and Canada and members of our Board of Directors, including severance, long-term disability, and certain other benefits payable upon death. We recognize an obligation for any of these benefits that vest or accumulate with service. Postemployment benefits that do not vest or accumulate with service (such as severance based solely on annual pay rather than years of service) are charged to expense when incurred. Our postemployment benefit plans are unfunded. Refer to Note 13 for further information on these benefits and the amount of expense recognized during the periods presented.

We account for our defined benefit pension, other postretirement, and postemployment benefit plans in accordance with SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," and SFAS No. 112, "Employers' Accounting for Postemployment Benefits – An Amendment of FASB Statements No. 5 and 43," in measuring plan assets and benefit obligations and in determining the amount of net periodic benefit cost and SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans an amendment of FASB Statements No. 87, 88, 106 and 132(R)" (SFAS 158), which was issued in September 2006 and is effective for us as of

May 27, 2007. SFAS 158 requires employers to recognize the underfunded or overfunded status of a defined benefit postretirement plan as an asset or liability and recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income (loss), which is a component of stockholders' equity. As a result of the implementation of SFAS 158, we recognized an after-tax decrease in accumulated other comprehensive income (loss) of $440 million for all of our defined benefit pension, other postretirement, and postemployment benefit plans. This includes the incremental impact of recognizing our share of the underfunded status of Cereal Partners Worldwide's (CPW) defined benefit pension plan in the United Kingdom. Prior periods are not restated.

We had previously applied postretirement accounting concepts for purposes of recognizing our postemployment benefit obligations. Accordingly, the adoption of SFAS 158 as of May 27, 2007, affected the balance sheet display of our defined benefit pension, other postretirement, and postemployment benefit obligations as follows:

In Millions	Before Application of SFAS 158[(a)]	SFAS 158 Adjustments	After Application of SFAS 158
Other assets	$ 1,978	$(391)	$ 1,587
Total assets	18,575	(391)	18,184
Other current liabilities	2,077	2	2,079
Total current liabilities	5,843	2	5,845
Deferred income taxes	1,681	(248)	1,433
Other liabilities	935	295	1,230
Total liabilities	11,677	49	11,726
Accumulated other comprehensive income (loss)	320	(440)	(120)
Total stockholders' equity	5,759	(440)	5,319
Total liabilities and stockholders' equity	18,575	(391)	18,184

(a) Includes additional minimum pension liability adjustment under pre-existing guidance of $33 million, which reduced accumulated other comprehensive income (loss) by $21 million on an after-tax basis.

Our net earnings, cash flow, liquidity, debt covenants, and plan funding requirements were not affected by this change in accounting principle. We use our fiscal year end as the measurement date for our United States and Canadian defined benefit plans and will adopt the measurement requirements of SFAS 158 for our foreign plans in fiscal 2009.

USE OF ESTIMATES Preparing our Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from our estimates.

OTHER NEW ACCOUNTING STANDARDS In June 2006, the Financial Accounting Standards Board (FASB) ratified the consensus of Emerging Issues Task Force Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)" (EITF 06-3). EITF 06-3 concluded that the presentation of taxes imposed on revenue-producing transactions (sales, use, value added, and excise taxes) on either a gross (included in revenues and costs) or a net (excluded from revenues) basis is an accounting policy that should be disclosed. We adopted EITF 06-3 in the fourth quarter of fiscal 2007, and it did not have any impact on our results of operations or financial condition.

In the first quarter of fiscal 2007, we adopted SFAS No. 151, "Inventory Costs – An Amendment of ARB No. 43, Chapter 4" (SFAS 151). SFAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). The adoption of SFAS 151 did not have any impact on our results of operations or financial condition.

In the second quarter of fiscal 2006, we adopted SFAS No. 153, "Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29" (SFAS 153). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. The adoption of SFAS 153 did not have any impact on our results of operations or financial condition.

In March 2005, FASB issued FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" (FIN 47). FIN 47 requires that liabilities be recognized for the fair value of a legal obligation to perform asset retirement activities that are conditional on a future event if the amount can be reasonably estimated. We adopted FIN 47 in the fourth quarter of fiscal 2006, and it did not have a material impact on our results of operations or financial condition.

NOTE 3

Acquisitions and Divestitures

During the fourth quarter of fiscal 2007, we sold our frozen pie product line, including a plant in Rochester, New York. We received $1 million in proceeds and recorded a $4 million loss on the sale in fiscal 2007.

During the third quarter of fiscal 2007, we completed the acquisition of Saxby Bros. Limited, a chilled pastry company in the United Kingdom, for approximately $24 million. This business, which had sales of $24 million in calendar 2006, complements our existing frozen pastry business in the United Kingdom. In addition, we completed an acquisition in Greece for $3 million.

On July 14, 2006, CPW completed the acquisition of the Uncle Tobys cereal business in Australia for approximately $385 million. We funded our 50 percent share of the purchase price by making additional advances to and equity contributions in CPW totaling $135 million (classified as investments in affiliates, net, on the Consolidated Statements of Cash Flows) and by acquiring a 50 percent undivided interest in certain intellectual property for $58 million (classified as acquisitions on the Consolidated Statements of Cash Flows).

Also during the first quarter of fiscal 2007, we sold our par-baked bread product line, including plants in Chelsea, Massachusetts and Tempe, Arizona. We received $13 million in proceeds and recorded a $6 million loss on the sale in fiscal 2007, including the write-off of $6 million of goodwill.

During the fourth quarter of fiscal 2006, we acquired Elysées Consult SAS, the franchise operator of a *Häagen-Dazs* shop in France. During the second quarter of fiscal 2006, we acquired Croissant King, a producer of frozen pastry products in Australia. We also acquired a controlling financial interest in Pinedale Holdings Pte. Limited, an operator of *Häagen-Dazs* cafes in Singapore and Malaysia. The aggregate purchase price of our fiscal 2006 acquisitions was $26 million.

The pro forma effect of our acquisitions and divestitures in fiscal 2007 and fiscal 2006 was not material.

During the fourth quarter of fiscal 2005, we sold our Lloyd's barbecue product line to Hormel Foods Corporation. During the third quarter of fiscal 2005, Snack Ventures Europe (SVE), our snacks joint venture with PepsiCo, Inc., was terminated and our 40.5 percent interest was redeemed. We received $799 million in cash proceeds from these dispositions and recorded $499 million in gains in fiscal 2005.

NOTE 4

Restructuring, Impairment, and Other Exit Costs

We view our restructuring activities as a way to provide greater reliability in meeting our long-term growth targets. Activities we undertake must meet internal rate of return and net present value targets. Each restructuring action normally takes one to two years to complete. At completion (or as each major stage is completed in the case of multi-year programs), the project begins to deliver cash savings and/or reduced depreciation. These activities result in various restructuring costs, including asset write-offs, exit charges including severance, contract termination fees, and decommissioning and other costs.

In fiscal 2007, we recorded restructuring, impairment and other exit costs pursuant to approved plans as follows:

In Millions	
Non-cash impairment charge for certain Bakeries and Foodservice product lines	$37
Gain from our previously closed plant in San Adrian, Spain	(7)
Loss from divestitures of our par-baked bread and frozen pie product lines	10
Adjustment of reserves from previously announced restructuring actions	(1)
Total	$39

As part of our long-range planning process, we determined that certain product lines in our Bakeries and Foodservice segment were underperforming. In late May 2007, we concluded that the future cash flows generated by these product lines will be insufficient to recover the net book value of the related long-lived assets. Accordingly, we recorded a non-cash impairment charge of $37 million against these assets in the fourth quarter of fiscal 2007.

In fiscal 2006, we recorded restructuring, impairment and other exit costs pursuant to approved plans as follows:

In Millions	
Closure of our Swedesboro, New Jersey plant	$13
Closure of a production line at our Montreal, Quebec plant	6
Restructuring actions at our Allentown, Pennsylvania plant	4
Asset impairment charge at our Rochester , New York plant	3
Adjustment of reserves primarily from previously announced fiscal 2005 restructuring actions	4
Total	$30

The fiscal 2006 initiatives were undertaken to increase asset utilization and reduce manufacturing costs. The actions included decisions to: close our leased frozen dough foodservice plant in Swedesboro, New Jersey, affecting 101 employees; shut down a portion of our frozen dough foodservice plant in Montreal, Quebec, affecting 77 employees; realign and modify product and manufacturing capabilities at our frozen waffle plant in Allentown, Pennsylvania, affecting 72 employees; and complete the fiscal 2005 initiative to relocate our frozen baked goods line from our plant in Chelsea, Massachusetts, affecting 175 employees.

In fiscal 2005, we recorded restructuring and other exit costs pursuant to approved plans, as follows:

In Millions	
Various supply chain initiatives	$74
Bakeries and Foodservice severance charges from fiscal 2004 decisions	3
Other charges associated with restructuring actions prior to fiscal 2005	7
Total	$84

The fiscal 2005 initiatives were undertaken to further increase asset utilization and reduce manufacturing and sourcing costs, resulting in decisions regarding plant closures and production realignment. The actions included decisions to: close our flour milling plant in Vallejo, California, affecting 43 employees; close our par-baked bread plant in Medley, Florida, affecting 42 employees; relocate bread production from our Swedesboro, New Jersey plant, affecting 110 employees; relocate a portion of our cereal production from Cincinnati, Ohio, affecting 45 employees; close our snacks foods plant in Iowa City, Iowa, affecting 83 employees; close our dry mix production at Trenton, Ontario, affecting 53 employees; and relocate our frozen baked goods line from our plant in Chelsea, Massachusetts to another facility.

These fiscal 2005 supply chain actions also resulted in certain associated expenses in fiscal 2005, primarily resulting from adjustments to the depreciable life of the assets necessary to reflect the shortened asset lives which coincided with the final production dates at the Cincinnati and Iowa City plants. These associated expenses were recorded as cost of sales and totaled $18 million.

The roll forward of our restructuring and other exit cost reserves, included in other current liabilities, is as follows:

In Millions	Severance	Other Exit Costs	Total
Reserve balance as of May 30, 2004	$ 13	$ 8	$ 21
2005 Charges	12	17	29
Utilized in 2005	(16)	(16)	(32)
Reserve balance as of May 29, 2005	9	9	18
2006 Charges	7	3	10
Utilized in 2006	(8)	(5)	(13)
Reserve balance as of May 28, 2006	8	7	15
2007 Charges	–	(1)	(1)
Utilized in 2007	(5)	(5)	(10)
Reserve balance as of May 27, 2007	$ 3	$ 1	$ 4

NOTE 5

Investments in Joint Ventures

We have a 50 percent equity interest in CPW that manufactures and markets ready-to-eat cereal products in more than 130 countries and republics outside the United States and Canada. CPW also markets cereal bars in several European countries and manufactures private label cereals for customers in the United Kingdom. We have guaranteed a portion of CPW's debt and its pension obligation in the United Kingdom. See Note 15 on pages 81 and 82. Results from our CPW joint venture are reported as of and for the 12 months ended March 31.

We have 50 percent equity interests in Häagen-Dazs Japan, Inc. and Häagen-Dazs Korea Company Limited. We also had a 49 percent equity interest in HD Distributors (Thailand) Company Limited. Subsequent to its fiscal year end, we acquired a controlling interest in this joint venture. These joint ventures manufacture, distribute and market *Häagen-Dazs* frozen ice cream products and novelties. In fiscal 2007, we changed this reporting period to include results through March 31. In previous years, we included results for the twelve months ended April 30. Accordingly, fiscal 2007 results include only 11 months of results from these joint ventures compared to 12 months in fiscal 2006. The impact of this change was not material to our consolidated results of operations, so we did not restate prior periods for comparability.

We also have a 50 percent equity interest in Seretram, a joint venture for the production of *Green Giant* canned corn in France. Seretram's results are reported as of and for the 12 months ended April 30.

We have a 50 percent equity interest in 8th Continent, LLC, a domestic joint venture to develop and market soy-based products. 8th Continent's results are presented on the same basis as our fiscal year.

Fiscal 2005 results of operations includes our share of the after-tax earnings of SVE through the date of its termination on February 28, 2005.

During the first quarter of fiscal 2007, CPW acquired the Uncle Tobys cereal business in Australia for approximately $385 million. We funded advances and an equity contribution to CPW from cash generated from our international operations, including our international joint ventures.

In February 2006, CPW announced a restructuring of its manufacturing plants in the United Kingdom. Our after-tax earnings from joint ventures were reduced by $8 million in each of fiscal 2007 and 2006 for our share of the restructuring costs, primarily accelerated depreciation and severance.

Our cumulative investment in these joint ventures was $295 million at the end of fiscal 2007 and $186 million at the end of fiscal 2006. Our investments in these joint ventures include aggregate advances of $158 million as of May 27, 2007 and $48 million as of May 28, 2006. Our sales to these joint ventures were $32 million in fiscal 2007, $35 million in fiscal 2006, and $47 million in fiscal 2005. We made net investments in the joint ventures of $103 million in fiscal 2007, $7 million in fiscal 2006, and $15 million in fiscal 2005. We received dividends from the joint ventures of $45 million in fiscal 2007, $77 million in fiscal 2006, and $83 million in fiscal 2005.

Summary combined financial information for the joint ventures (including income statement information for SVE through the date of its termination on February 28, 2005) on a 100 percent basis follows:

In Millions, Fiscal Year	2007	2006	2005
Net sales	$2,016	$1,796	$2,652
Gross margin	835	770	1,184
Earnings before income taxes	167	157	231
Earnings after income taxes	132	120	184

In Millions	May 27, 2007	May 28, 2006
Current assets	$ 815	$634
Noncurrent assets	898	578
Current liabilities	1,228	756
Noncurrent liabilities	82	6

NOTE 6

Goodwill and Other Intangible Assets

The components of goodwill and other intangible assets are as follows:

In Millions	May 27, 2007	May 28, 2006
Goodwill	$ 6,835	$ 6,652
Other intangible assets:		
Intangible assets not subject to amortization:		
Brands	3,682	3,595
Intangible assets subject to amortization:		
Patents, trademarks and other finite-lived intangibles	19	19
Less accumulated amortization	(7)	(7)
Total intangible assets subject to amortization	12	12
Total other intangible assets	3,694	3,607
Total goodwill and other intangible assets	$10,529	$10,259

The changes in the carrying amount of goodwill for fiscal 2005, 2006, and 2007 are as follows:

In Millions	U.S. Retail	International	Bakeries and Foodservice	Joint Ventures	Total
Balance as of May 30, 2004	$5,024	$126	$1,205	$329	$6,684
Acquisitions	–	1	–	–	1
Other activity, including translation	(22)	25	(4)	–	(1)
Balance as of May 29, 2005	5,002	152	1,201	329	6,684
Acquisitions	–	15	–	–	15
Deferred tax adjustment related to Pillsbury acquisition	(42)	–	–	–	(42)
Other activity, primarily translation	–	(29)	–	24	(5)
Balance as of May 28, 2006	4,960	138	1,201	353	6,652
Reclassification for customer shift	216	–	(216)	–	–
Acquisitions	–	23	–	15	38
Deferred tax adjustment resulting from tax audit settlement	13	4	1	–	18
Divestitures	–	–	(7)	–	(7)
Other activity, primarily translation	14	(19)	–	139	134
Balance as of May 27, 2007	$5,203	$146	$ 979	$507	$6,835

During fiscal 2007 as part of our annual goodwill and brand intangible impairment assessments, we reviewed our goodwill and other intangible asset allocations by country within the International segment and our joint ventures. The resulting reallocation of these balances across the countries within this segment and to our joint ventures caused changes in the foreign currency translation of the balances. As a result of these changes in foreign currency translation, we increased goodwill by $136 million, other intangible assets by $18 million, deferred income taxes by $9 million, and accumulated other comprehensive income (loss) by the net of these amounts.

At the beginning of fiscal 2007, we shifted selling responsibility for several customers from our Bakeries and Foodservice segment to our U.S. Retail segment. Goodwill of $216 million previously reported in our Bakeries and Foodservice segment as of May 28, 2006 has now been recorded in the U.S. Retail segment.

The changes in the carrying amount of other intangible assets for fiscal 2005, 2006, and 2007 are as follows:

In Millions	U.S. Retail	International	Joint Ventures	Total
Balance as of May 30, 2004	$3,200	$341	$14	$3,555
Other activity, including translation	(22)	–	(1)	(23)
Balance as of May 29, 2005	3,178	341	13	3,532
Other activity, including translation	(3)	79	(1)	75
Balance as of May 28, 2006	3,175	420	12	3,607
Other intangibles acquired	–	1	45	46
Other activity, including translation	–	40	1	41
Balance as of May 27, 2007	$3,175	$461	$58	$3,694

Future purchase price adjustments to goodwill may occur upon the resolution of certain income tax accounting matters. See Note 14 on pages 80 and 81.

Intangibles arising from recent acquisitions are subject to change pending final determination of fair values.

NOTE 7

Financial Instruments and Risk Management Activities

FINANCIAL INSTRUMENTS The carrying values of cash and cash equivalents, receivables, accounts payable, other current liabilities, and notes payable approximate fair value. Marketable securities are carried at fair value. As of May 27, 2007, a comparison of cost and market values of our marketable debt and equity securities is as follows:

In Millions	Cost	Market Value	Gross Gains	Gross Losses
Available for sale:				
Debt securities	$18	$18	$–	$–
Equity securities	4	10	6	–
Total	$22	$28	$6	$–

Earnings include realized gains from sales of available-for-sale marketable securities of less than $1 million in fiscal 2007, $1 million in fiscal 2006, and $2 million in fiscal 2005. Gains and losses are determined by specific identification. Classification of marketable securities as current or non-current is dependent upon management's intended holding period, the security's maturity date, or both. The aggregate unrealized gains and losses on available-for-sale securities, net of tax effects, are classified in accumulated other comprehensive income (loss) within stockholders' equity. Scheduled maturities of our marketable securities are as follows:

In Millions	Available for Sale Cost	Available for Sale Market Value
Under 1 year (current)	$ 7	$ 7
From 1 to 3 years	2	2
From 4 to 7 years	3	3
Over 7 years	6	6
Equity securities	4	10
Total	$22	$28

Cash, cash equivalents, and marketable securities totaling $24 million as of May 27, 2007, and $48 million as of May 28, 2006, were pledged as collateral. These assets are primarily pledged as collateral for certain derivative contracts.

The fair values and carrying amounts of long-term debt, including the current portion, were $4,978 million and $4,952 million as of May 27, 2007, and $4,566 million and $4,546 million as of May 28, 2006. The fair value of long-term debt was estimated using discounted cash flows based on our current incremental borrowing rates for similar types of instruments.

RISK MANAGEMENT ACTIVITIES As a part of our ongoing operations, we are exposed to market risks such as changes in interest rates, foreign currency exchange rates, and commodity prices. To manage these risks, we may enter into various derivative transactions (e.g., futures, options, and swaps) pursuant to our established policies.

Interest Rate Risk We are exposed to interest rate volatility with regard to future issuances of fixed-rate debt, and existing and future issuances of variable-rate debt. Primary exposures include U.S. Treasury rates, London Interbank Offered Rates (LIBOR), and commercial paper rates in the United States and Europe. We use interest rate swaps and forward-starting interest rate swaps to hedge our exposure to interest rate changes, to reduce the volatility of our financing costs, and to achieve a desired proportion of fixed- versus floating-rate debt, based on current and projected market conditions. Generally under these swaps, we agree with a counterparty to exchange the difference between fixed-rate and floating-rate interest amounts based on an agreed notional principal amount.

Variable Interest Rate Exposures – Except as discussed below, variable-to-fixed interest rate swaps are accounted for as cash flow hedges, as are all hedges of forecasted issuances of debt. Effectiveness is assessed based on either the perfectly effective hypothetical derivative method or changes in the present value of interest payments on the underlying debt. Amounts deferred to accumulated other comprehensive income (loss) are reclassified into earnings over the life of the associated debt. The amount of hedge ineffectiveness was less than $1 million in each of fiscal 2007, 2006, and 2005.

Fixed Interest Rate Exposures – Fixed-to-variable interest rate swaps are accounted for as fair value hedges with effectiveness assessed based on changes in the fair value of the underlying debt, using incremental borrowing rates currently available on loans with similar terms and maturities. Effective gains and losses on these derivatives and the underlying hedged items are recorded as interest expense. The amount of hedge ineffectiveness was less than $1 million in each of fiscal 2007, 2006, and 2005.

In anticipation of the Pillsbury acquisition and other financing needs, we entered into pay-fixed interest rate swap contracts during fiscal 2001 and 2002 totaling $7.1 billion to lock in our interest payments on the associated debt. As of May 27, 2007, we still owned $1.75 billion of Pillsbury-related pay-fixed swaps that were previously neutralized with offsetting pay-floating swaps in fiscal 2002.

In advance of a planned debt financing in fiscal 2007, we entered into $700 million pay-fixed, forward-starting interest rate swaps with an average fixed rate of 5.7 percent. All of these forward-starting interest rate swaps were cash settled for $23 million coincident with our $1.0 billion 10-year fixed-rate note debt offering on January 17, 2007. As of May 27, 2007, $22 million pre-tax remained in accumulated other comprehensive income (loss), which will be reclassified to earnings over the term of the underlying debt.

The following table summarizes the notional amounts and weighted average interest rates of our interest rate swaps. As discussed above, we have neutralized all of our pay-fixed swaps with pay-floating swaps; however, we cannot present them on a net basis in the following table because the offsetting occurred with different counterparties. Average variable rates are based on rates as of the end of the reporting period.

Dollars In Millions	May 27, 2007	May 28, 2006
Pay-floating swaps – notional amount	$1,914	$3,770
Average receive rate	5.8%	4.8%
Average pay rate	5.3%	5.1%
Pay-fixed swaps – notional amount	$1,762	$3,250
Average receive rate	5.3%	5.1%
Average pay rate	7.3%	6.8%

The swap contracts mature at various dates from 2008 to 2016 as follows:

In Millions Fiscal Year Maturity Date	Pay Floating	Pay Fixed
2008	$ 22	$ –
2009	20	–
2010	20	–
2011	17	–
2012	1,766	1,012
Beyond 2012	69	750
Total	$1,914	$1,762

Foreign Exchange Risk Foreign currency fluctuations affect our net investments in foreign subsidiaries and foreign currency cash flows related primarily to third-party purchases, intercompany loans, and product shipments. We are also exposed to the translation of foreign currency earnings to the U.S. dollar. Our principal exposures are to the Australian dollar, British pound sterling, Canadian dollar, Euro, and Mexican peso. We primarily use foreign currency forward contracts to selectively hedge our foreign currency cash flow exposures. We generally do not hedge more than 12 months forward. The amount of hedge ineffectiveness was $1 million or less in each of fiscal 2007, 2006, and 2005. We also have many net investments in foreign subsidiaries that are denominated in Euros. We hedge a portion of these net investments by issuing Euro-denominated commercial paper. As of May 27, 2007, we have issued $402 million of Euro-denominated commercial paper that we designated as a net investment hedge and thus deferred net foreign currency transaction losses of $27 million to accumulated other comprehensive income (loss).

Commodity Price Risk Many commodities we use in the production and distribution of our products are exposed to market price risks. We utilize derivatives to hedge price risk for our principal raw materials and energy input costs including grains (wheat, oats, and corn), oils (principally soybean), non-fat dry milk, natural gas, and diesel fuel. We also operate a grain merchandising operation. This operation uses futures and options to hedge its net inventory position to minimize market exposure. We manage our exposures through a combination of purchase orders, long-term contracts with suppliers, exchange-traded futures and options, and over-the-counter options and swaps. We offset our exposures based on current and projected market conditions, and generally seek to acquire the inputs at as close to our planned cost as possible.

The amount of hedge ineffectiveness was a loss of $1 million in fiscal 2007, a gain of $3 million in fiscal 2006, and a loss of $1 million in fiscal 2005.

Other Risk Management Activities We enter into certain derivative contracts in accordance with our risk management strategy that do not meet the criteria for hedge accounting, including those in our grain merchandising operation, certain foreign currency derivatives, and offsetting interest rate swaps as discussed above. Although they may not qualify as hedges for accounting purposes, these derivatives have the economic impact of largely mitigating the associated risks. These derivatives were not acquired for trading purposes and are recorded at fair value with changes in fair value recognized in net earnings each period.

Unrealized losses from interest rate cash flow hedges recorded in accumulated other comprehensive income (loss) as of May 27, 2007, totaled $47 million after tax, primarily related to interest rate swaps we entered into in contemplation of future borrowings and other financing requirements (primarily related to the Pillsbury acquisition), which are being reclassified into interest expense over the lives of the hedged forecasted transactions. As of May 27, 2007, $17 million of after-tax unrealized gains from commodity derivatives were recorded in accumulated other comprehensive income (loss). Unrealized losses from cash flow hedges recorded in accumulated other comprehensive income (loss) as of May 27, 2007, were $6 million after-tax from foreign currency cash flow hedges. The net amount of pre-tax gains and losses in accumulated other comprehensive income (loss) as of May 27, 2007, that is expected to be reclassified into net earnings within the next 12 months is $1 million in expense. See Note 8 for the impact of these reclassifications on interest expense.

CONCENTRATIONS OF CREDIT RISK We enter into interest rate, foreign exchange, and certain commodity and equity derivatives, primarily with a diversified group of highly rated counterparties. We continually monitor our positions and the credit ratings of the counterparties involved and, by policy, limit the amount of credit exposure to any one party. These transactions may expose us to potential losses due to the credit risk of nonperformance by these counterparties; however, we have not incurred a material loss and do not anticipate incurring any such material losses. We also enter into commodity futures transactions through various regulated exchanges.

During fiscal 2007, Wal-Mart Stores, Inc. and its affiliates (Wal-Mart), accounted for 20 percent of our consolidated net sales and 27 percent of our sales in the U.S. Retail segment. No other customer accounted for 10 percent or more of our consolidated net sales. Wal-Mart also represented 5 percent of our sales in the International segment and 6 percent of our sales in the Bakeries and Foodservice segment. As of May 27, 2007, Wal-Mart accounted for 20 percent of our receivables invoiced in the U.S. Retail segment,

3 percent of our receivables invoiced in the International segment and 3 percent of our receivables invoiced in the Bakeries and Foodservice segment. The 5 largest customers in our U.S. Retail segment accounted for 54 percent of its fiscal 2007 net sales, the 5 largest customers in our International segment accounted for 41 percent of its fiscal 2007 net sales, and the 5 largest customers in our Bakeries and Foodservice segment accounted for 40 percent of its fiscal 2007 net sales.

NOTE 8

Debt

NOTES PAYABLE The components of notes payable and their respective weighted-average interest rates at the end of the periods were as follows:

Dollars In Millions	May 27, 2007 Notes Payable	May 27, 2007 Weighted-Average Interest Rate	May 28, 2006 Notes Payable	May 28, 2006 Weighted-Average Interest Rate
U.S. commercial paper	$ 477	5.4%	$ 713	5.1%
Euro commercial paper	639	5.4	462	5.1
Financial institutions	138	9.8	328	5.7
Total notes payable	$1,254	5.8%	$1,503	5.2%

To ensure availability of funds, we maintain bank credit lines sufficient to cover our outstanding short-term borrowings. Our commercial paper borrowings are supported by $2.95 billion of fee-paid committed credit lines and $351 million in uncommitted lines. As of May 27, 2007, there were no amounts outstanding on the fee-paid committed credit lines and $133 million was drawn on the uncommitted lines, all by our international operations. Our committed lines consist of a $1.1 billion credit facility expiring in October 2007, a $750 million credit facility expiring in January 2009, and a $1.1 billion credit facility expiring in October 2010.

LONG-TERM DEBT On April 25, 2007, we redeemed or converted all of our zero coupon convertible debentures due 2022 for a redemption price equal to the accreted value of the debentures, which was $734.45 per $1,000 principal amount of the debentures at maturity. The redemption price was settled in cash. For the debentures that were converted, we delivered cash equal to the accreted value of the debentures, including $23 million of accreted original issue discount, and issued 284,000 shares of our common stock worth $17 million to settle the conversion value in excess of the accreted value. This premium was recorded as a reduction to stockholders' equity, net of the applicable tax benefit. There was no gain or loss associated with the redemption or conversions. We used proceeds from the issuance of commercial paper to fund the redemption and conversions of the debentures. During fiscal 2006, we repurchased a significant portion of these debentures pursuant to put rights of the holders for an aggregate purchase price of $1.33 billion, including $77 million of accreted original issue discount. We incurred no gain or loss from this repurchase. We used proceeds from the issuance of commercial paper to fund the purchase price of the debentures.

On April 11, 2007, we issued $1.15 billion aggregate principal amount of floating rate convertible senior notes. The notes bear interest at an annual rate equal to one-month LIBOR minus 0.07 percent, subject to monthly reset, provided that such rate will never be less than zero percent per annum. Interest on the notes is payable quarterly in arrears, beginning July 11, 2007. The notes will mature on April 11, 2037. Each $1,000 note is convertible into ten shares of our common stock, subject to adjustment in certain circumstances, on any business day prior to maturity. Upon conversion, each holder would receive cash up to the calculated principal amount of the note, and cash or shares at our option for any excess conversion value over the calculated principal amount of each note as described in the note agreement. The notes are unsecured and unsubordinated. The holders of the notes may put them to us for cash equal to the principal amount plus accrued and unpaid interest upon any change of control and on April 11, 2008, 2009, 2012, 2017, 2022, 2027, and 2032. We also have the right to call the notes for cash equal to the principal amount plus accrued and unpaid interest on any date on or after April 11, 2008. We must make at least four quarterly interest payments before calling the notes. We used the proceeds from the notes to repay outstanding commercial paper. Our policy is to cash-settle the full principal amount of convertible instruments. These notes did not have a dilutive effect on our EPS in fiscal 2007.

In January 2007, we issued $1.0 billion of 5.7 percent fixed rate notes due February 15, 2017 and $500 million of floating rate notes due January 22, 2010. The proceeds of these notes were used to retire $1.5 billion of fixed rate notes that matured in February 2007. The floating rate notes bear interest equal to three-month LIBOR plus 0.13 percent, subject to quarterly reset. Interest on the floating rate notes is payable quarterly in arrears. The floating rate notes cannot be called by us prior to maturity. Interest on the fixed rate notes is payable semi-annually in arrears. The fixed rate notes may be called by us at any time for cash equal to the greater of the principal amounts of the notes and a specified make-whole amount, plus, in each case, accrued and unpaid interest. The notes are senior unsecured obligations. We had previously entered into $700 million of pay-fixed, forward-starting interest rate swaps with an average fixed rate of 5.7 percent in anticipation of the fixed rate note refinancing. We are amortizing a $23 million pre-tax loss deferred to accumulated other comprehensive income (loss) associated with these derivatives to interest expense on a straight-line basis over the life of the fixed rate notes. We expect to reclassify $2 million pre-tax of the deferred loss to net earnings over the next 12 months.

Our credit facilities, certain of our long-term debt agreements, and our minority interests contain restrictive covenants. As of May 27, 2007, we were in compliance with all of these covenants.

In fiscal 2005, we commenced a cash tender offer for our outstanding 6 percent notes due in 2012. The tender offer resulted in the purchase of $500 million principal amount of the notes. Subsequent to the expiration of the tender offer, we purchased an additional $260 million principal amount of the notes in the open market. We incurred a loss of $137 million from this repurchase.

As of May 27, 2007, the $74 million pre-tax recorded in accumulated other comprehensive income (loss) associated with our previously designated interest rate swaps will be reclassified to interest expense over the remaining lives of the hedged forecasted transaction. The amount expected to be reclassified from accumulated other comprehensive income (loss) to interest expense in fiscal 2008 is $15 million pre-tax. The amount reclassified from accumulated other comprehensive income (loss) in fiscal 2007 was $34 million pre-tax.

A summary of our long-term debt is as follows:

In Millions	May 27, 2007	May 28, 2006
6% notes due February 15, 2012	$ 1,240	$ 1,240
Floating rate convertible senior notes due April 11, 2037[a]	1,150	–
5.7% notes due February 15, 2017	1,000	–
Floating rate notes due January 22, 2010	500	–
3.875% notes due November 30, 2007	336	350
Medium-term notes, 4.8% to 9.1%, due 2006 to 2078[b]	327	362
3.901% notes due November 30, 2007	135	135
Zero coupon notes, yield 11.1%, $261 due August 15, 2013	135	121
Debt of contract manufacturer consolidated under FIN 46R	37	–
8.2% ESOP loan guaranty, due June 30, 2007	1	4
5.125% notes due February 15, 2007	–	1,500
2.625% notes due October 24, 2006	–	500
Zero coupon convertible debentures yield 2.0%, $371 due October 28, 2022	–	268
Other	91	66
	4,952	4,546
Less amount due within one year[a][b]	(1,734)	(2,131)
Total Long-term debt	$ 3,218	$ 2,415

(a) $1,150 million of our floating rate convertible senior notes may mature in fiscal 2008 based on the put rights of the note holders.

(b) $100 million of our medium-term notes may mature in fiscal 2008 based on the put rights of the note holders.

We guaranteed the debt of our Employee Stock Ownership Plan. Therefore, the guaranteed debt is reflected on our Consolidated Balance Sheets as long-term debt, with a related offset in additional paid-in capital in stockholders' equity. The debt underlying the guarantee was repaid on June 30, 2007.

Principal payments due on long-term debt in the next five years based on stated contractual maturities or put rights of certain note holders are $1,734 million in fiscal 2008, $315 million in fiscal 2009, $507 million in fiscal 2010, $8 million in fiscal 2011, and $1,249 million in fiscal 2012.

NOTE 9

Minority Interests

Third parties hold minority interests in certain of our subsidiaries. We contributed assets with an aggregate fair market value of $4 billion to our subsidiary, General Mills Cereals, LLC (GMC). GMC is a separate and distinct legal entity from us and our other subsidiaries. The contributed assets consist primarily of manufacturing assets and intellectual property associated with the production and retail sale of Big G ready-to-eat cereals, *Progresso* soups, and *Old El Paso* products. In exchange for the contribution of these assets, GMC issued the managing membership interest and preferred membership interests to our wholly owned subsidiaries.We hold all managing member interests, direct the business activities and operations of GMC, and have fiduciary responsibilities to GMC and its members. Other than rights to vote on certain matters, holders of the preferred membership interests have no right to direct the management of GMC.

In May 2002, we sold 150,000 Class A preferred membership interests in GMC to an unrelated third-party investor in exchange for $150 million. In June 2007, we sold an additional 88,851 Class A preferred membership interests in GMC to the same unrelated third-party investor in exchange for $92 million. In October 2004, we sold 835,000 Series B-1 preferred membership interests in GMC to an unrelated third-party investor in exchange for $835 million. The terms of the Series B-1 and Class A interests held by the third-party investors and the rights of those investors are detailed in the Third Amended and Restated Limited Liability Company Agreement of GMC (the LLC Agreement). Currently, we hold all interests in GMC (including all managing member interests), other than the Class A interests and the Series B-1 interests.

The Class A interests receive quarterly preferred distributions based on their capital account balance at a floating rate equal to the sum of three-month LIBOR plus 65 basis points. The LLC Agreement requires that the rate of the distributions on the Class A interests be adjusted by agreement between the Class A interests holder and GMC, or through a remarketing, every five years. The first adjustment of the rate occurred in June 2007 and the next adjustment is scheduled to occur in June 2012. GMC, through its managing member, may elect to repurchase all of the Class A interests at any time for an amount equal to the holder's capital account, plus any unpaid preferred returns and any applicable make-whole amount. Upon a failed remarketing, the rate over LIBOR will be increased by 75 basis points until the next scheduled remarketing, which will occur in 3 month intervals until a successful remarketing. As of May 27, 2007, the capital account balance of the Class A interests held by unrelated third parties was $150 million, and was $248 million as of June 28, 2007, reflecting the third party's purchase of $92 million of additional Class A interests and a $6 million increase in the capital account associated with the previously owned interests.

GMC may be required to be dissolved and liquidated under certain circumstances, including, without limitation, the bankruptcy of GMC or its subsidiaries; GMC's failure to deliver the preferred distributions; GMC's failure to comply with portfolio requirements; breaches of certain covenants; lowering of our senior debt rating below either Baa3 by Moody's Investors Service (Moody's) or BBB- by Standard & Poor's (S&P); and a failed attempt to remarket the Class A interests as a result of a breach of GMC's obligations to assist in such remarketing. In the event of a liquidation of GMC, each member of GMC would receive the amount of its then current capital account balance. The managing member may avoid liquidation in most circumstances by exercising its option to purchase the Class A interests.

The Series B-1 interests are entitled to receive quarterly preferred distributions based on their capital account balance at a fixed rate of 4.5 percent per year, which is scheduled to be reset to a new fixed rate through a remarketing in August 2007. The capital account balance of the Series B-1 interests was $835 million as of May 27, 2007, and will be increased to $849 million in August 2007. Beginning in August 2012, we may elect to reset the preferred distribution rate through a remarketing or to repurchase the interests. If we do not conduct a remarketing or repurchase the interests, the preferred distribution rate will be reset to a floating rate. The managing member of GMC may elect to repurchase the Series B-1 interests for an amount equal to the holder's then current capital account balance in (i) August 2007 and in five year intervals thereafter, and (ii) on any distribution date during a period in which the preferred return is set at a floating rate. GMC is not required to purchase the Series B-1 interests, and the holders of the Series B-1 interests cannot require us to purchase the interests.

The Series B-1 interests will be exchanged for shares of our perpetual preferred stock upon the occurrence of any of the following events: our senior unsecured debt rating falling below either Ba3 as rated by Moody's or BB- as rated by S&P or Fitch Ratings; our bankruptcy or liquidation; a default on any of our senior indebtedness resulting in an acceleration of indebtedness having an outstanding principal balance in excess of $50 million; failing to pay a dividend on our common stock in any fiscal quarter; or certain liquidating events described in the LLC Agreement.

If GMC fails to make a required distribution to the holders of Series B-1 interests when due, we will be restricted from paying any dividend (other than dividends in the form of shares of common stock) or other distributions on shares of our common or preferred stock, and may not repurchase or redeem shares of our common or preferred stock, until all such accrued and undistributed distributions are paid to the holders of the Series B-1 interests. If the required distributions on the Series B-1 interests remain undistributed for six quarterly distribution periods, the managing member will form a nine-member board of directors to manage GMC. Under these circumstances, the holder of the Series B-1 interests will have the right to appoint one director. Upon the payment of the required distributions, the GMC board of directors will be dissolved. As of May 27, 2007, we have made all required distributions to holders of the Series B-1 interests. Upon the occurrence of certain events, the Series B-1 interests will be included in our computation of diluted earnings per share as a participating security.

For financial reporting purposes, the assets, liabilities, results of operations, and cash flows of GMC are included in our Consolidated Financial Statements. The return to the third party investors is reflected in interest, net in the Consolidated Statements of Earnings. The third party investors' Class A and Series B-1 interests in GMC are classified as minority interests on our Consolidated Balance Sheets. We may also call these instruments in exchange for a payment equal to the then-current capital account value, plus any unpaid preferred return and any applicable make-whole amount. We may only call the Series B-1 interests in connection with a scheduled remarketing or on distribution dates in the event of a floating rate period. If we repurchase these interests, any change in the unrelated third party investors' capital accounts from their original value will be charged directly to retained earnings and will increase or decrease the net earnings used to calculate earnings per share in that period.

GM Capital was formed for the purpose of purchasing and collecting our receivables and previously sold $150 million of its Series A preferred stock to an unrelated third-party investor. In June 2007, we repurchased all of the Series A preferred stock. We used commercial paper borrowings and proceeds from the sale of the additional interests in GMC to fund the repurchase.

NOTE 10

Stockholders' Equity

Cumulative preference stock of 5 million shares, without par value, is authorized but unissued.

In fiscal 2007, our Board of Directors approved a new authorization to repurchase up to 75 million shares of our common stock. This replaces a prior authorization, which permitted us to repurchase shares up to a treasury share balance of 170 million. Purchases under the new authorization can be made in the open market or in privately negotiated transactions, including the use of call options and other derivative instruments, Rule 10b5-1 trading plans, and accelerated repurchase programs. The authorization has no pre-established termination date. During fiscal 2007, we repurchased 25 million shares for an aggregate purchase price of $1.4 billion, of which $64 million settled after the end of our fiscal year. In fiscal 2006, we repurchased 19 million shares of common stock for an aggregate purchase price of $892 million. A total of 162 million shares were held in treasury as of May 27, 2007.

In October 2004, we purchased 17 million shares of our common stock from Diageo plc (Diageo) for $750 million, or $45.20 per share. This share repurchase was made in conjunction with Diageo's sale of 33 million additional shares of our common stock in an underwritten public offering.

Concurrently in October 2004, Lehman Brothers Holdings Inc. (Lehman Brothers) issued $750 million of notes, which are mandatorily exchangeable for shares of our common stock. In connection with the issuance of those notes, an affiliate of Lehman Brothers entered into a forward purchase contract with us, under which we are obligated to deliver to such affiliate between 14 million and 17 million shares of our common stock, subject to adjustment under certain circumstances. These shares will be deliverable by us in October 2007, in exchange for $750 million of cash assuming the Series B-1 interests in GMC are remarketed as planned. If the remarketing is not successful, we will receive securities of an affiliate of Lehman Brothers.

The forward purchase contract is considered an equity instrument. The $43 million fee we paid for the forward purchase contract was recorded as a reduction to stockholders' equity.

The following table provides details of other comprehensive income:

In Millions	Pretax Change	Tax (Expense) Benefit	Other Comprehensive Income
Fiscal 2005:			
Foreign currency translation	$ 75	$ –	$ 75
Minimum pension liability	(35)	13	(22)
Other fair value changes:			
Securities	2	(1)	1
Hedge derivatives	(30)	11	(19)
Reclassifications to earnings:			
Securities	(2)	1	(1)
Hedge derivatives	187	(69)	118
Other comprehensive income	$197	$(45)	$152
Fiscal 2006:			
Foreign currency translation	$ 73	$ –	$ 73
Minimum pension liability	38	(14)	24
Other fair value changes:			
Securities	2	(1)	1
Hedge derivatives	(13)	5	(8)
Reclassifications to earnings:			
Hedge derivatives	44	(17)	27
Other comprehensive income	$144	$(27)	$117
Fiscal 2007:			
Foreign currency translation	$194	$ –	$194
Minimum pension liability	(33)	12	(21)
Other fair value changes:			
Securities	2	(1)	1
Hedge derivatives	12	(5)	7
Reclassifications to earnings:			
Hedge derivatives	22	(8)	14
Other comprehensive income	$197	$ (2)	$195

Except for reclassifications to earnings, changes in other comprehensive income are primarily noncash items.

Accumulated other comprehensive income (loss) balances, net of tax effects, were as follows:

In Millions	May 27, 2007	May 28, 2006
Foreign currency translation adjustments	$ 402	$208
Unrealized gain (loss) from:		
Securities	3	2
Hedge derivatives	(36)	(57)
Minimum pension liability	(49)	(28)
Impact of adoption of SFAS 158	(440)	–
Accumulated other comprehensive income (loss)	$(120)	$125

NOTE 11

Stock Plans

We use broad-based stock plans to help ensure management's alignment with our stockholders' interests. As of May 27, 2007, a total of 8,679,385 shares were available for grant in the form of stock options, restricted shares, restricted stock units, and shares of common stock under the 2005 Stock Compensation Plan (2005 Plan) through December 31, 2007, and the 2006 Compensation Plan for Nonemployee Directors (2006 Director Plan) through September 30, 2011. Restricted shares and restricted stock units may also be granted under the Executive Incentive Plan (EIP) through September 25, 2010. Stock-based awards now outstanding include some granted under the 1990, 1993, 1995, 1996, 1998 (senior management), 1998 (employee), 2001, and 2003 stock plans, under which no further awards may be granted. The stock plans provide for full vesting of options, restricted shares, and restricted stock units upon completion of specified service periods or in the event of a change of control. As of May 27, 2007, a total of 4,785,881 restricted shares and restricted stock units were outstanding under all plans.

The weighted-average grant-date fair values of the employee stock options granted were estimated as $10.74 in fiscal 2007, $8.04 in fiscal 2006, and $8.32 in fiscal 2005 using the Black-Scholes option-pricing model with the following assumptions:

Fiscal Year	2007	2006	2005
Risk-free interest rate	5.3%	4.3%	4.0%
Expected term	8 years	7 years	7 years
Expected volatility	19.7%	20.0%	21.0%
Dividend yield	2.8%	2.9%	2.7%

The valuation of stock options is a significant accounting estimate which requires us to use significant judgments and assumptions that are likely to have a material impact on our financial statements. Annually, we make predictive assumptions regarding future stock price volatility, employee exercise behavior, and dividend yield.

For fiscal 2007 and all prior periods, our estimate of expected stock price volatility is based on historical volatility determined on a daily basis over the expected term of the options. We considered but did not use implied volatility because we believed historical volatility provided an appropriate expectation for our volatility in the future.

Our expected term represents the period of time that options granted are expected to be outstanding based on historical data to estimate option exercise and employee termination within the valuation model. Separate groups of employees have similar historical exercise behavior and therefore were aggregated into a single pool for valuation purposes. The weighted-average expected term for all employee groups is presented in the table above. Our valuation model assumes that dividends and our share price increase in line with earnings, resulting in a constant dividend yield. The risk-free interest rate for periods during the expected term of the options is based on the U.S. Treasury zero-coupon yield curve in effect at the time of grant.

SFAS 123R also provides that any corporate income tax benefit realized upon exercise or vesting of an award in excess of that previously recognized in earnings (referred to as a "windfall tax benefit") is presented in the Consolidated Statement of Cash Flows as a financing (rather than an operating) cash flow. If this standard had been adopted in fiscal 2006, operating cash flow would have been lower (and financing cash flow would have been higher) by $41 million as a result of this provision. For fiscal 2007, the windfall tax benefits classified as financing cash flow were $73 million.

For balance sheet classification purposes, realized windfall tax benefits are credited to additional paid-in capital within the Consolidated Balance Sheet. Realized shortfall tax benefits (amounts which are less than that previously recognized in earnings) are first offset against the cumulative balance of windfall tax benefits, if any, and then charged directly to income tax expense, potentially resulting in volatility in our consolidated effective income tax rate. Under the transition rules for adopting SFAS 123R using the modified prospective method, we were permitted to calculate a cumulative memo balance of windfall tax benefits from post-1995 fiscal years for the purpose of accounting for future shortfall tax benefits.

STOCK OPTIONS Options may be priced at 100 percent or more of the fair market value on the date of grant, and generally vest four years after the date of grant. Options generally expire within 10 years and one month after the date of grant. Under the 2006 Director Plan, each nonemployee director receives upon election and re-election to the Board of Directors options to purchase 10,000 shares of common stock that generally vest one year, and expire within 10 years, after the date of grant.

Information on stock option activity follows:

	Options Exercisable (Thousands)	Weighted-Average Exercise Price per Share	Options Outstanding (Thousands)	Weighted-Average Exercise Price per Share
Balance as of May 30, 2004	37,191	$33.73	69,113	$38.97
Granted			4,544	46.94
Exercised			(8,334)	29.27
Expired			(1,064)	45.78
Balance as of May 29, 2005	36,506	$36.08	64,259	$40.68
Granted[(a)]			136	46.56
Exercised			(5,572)	32.99
Expired			(620)	45.67
Balance as of May 28, 2006	42,071	$39.93	58,203	$41.45
Granted			5,285	51.34
Exercised			(9,382)	37.41
Expired			(333)	46.11
Balance as of May 27, 2007	39,506	$41.16	53,773	$43.09

(a) In fiscal 2005, we changed the timing of our annual stock option grant from December to June. As a result, we did not make an annual stock option grant during fiscal 2006.

Stock-based compensation expense related to stock option awards was $54 million in fiscal 2007.

RESTRICTED STOCK AND RESTRICTED STOCK UNITS Stock and units settled in stock subject to a restricted period and a purchase price, if any (as determined by the Compensation Committee of the Board of Directors), may be granted to key employees under the 2005 Plan. Restricted shares and restricted stock units, up to 50 percent of the value of an individual's cash incentive award, may also be granted through the EIP. Certain restricted stock and restricted stock unit awards require the employee to deposit personally owned shares (on a one-for-one basis) with us during the restricted period. Restricted stock and restricted stock units generally vest and become unrestricted four years after the date of grant. Participants are entitled to cash dividends on such awarded shares and units, but the sale or transfer of these shares and units is restricted during the vesting period. Participants holding restricted stock, but not restricted stock units, are entitled to vote on matters submitted to holders of common stock for a vote. Under the 2006 Director Plan, each nonemployee director receives 1,000 restricted stock units each time he or she is elected to the Board. These units generally vest one year after the date of grant.

Information on restricted stock unit activity follows:

	Units (Thousands)	Weighted-Average Grant-Date Fair Value
Non-vested as of May 28, 2006	3,672	$46.87
Granted	1,771	$51.71
Vested	(497)	$45.69
Forfeited	(160)	$48.29
Non-vested as of May 27, 2007	4,786	$48.74

Fiscal Year	2007	2006	2005
Number of units granted (thousands)[(a)]	1,771	630	1,497
Weighted-average price per unit	$51.71	$49.75	$46.73

(a) In fiscal 2005, we changed the timing of our annual restricted stock unit grant from December to June.

The total grant-date fair value of restricted stock unit awards that vested during fiscal 2007 was $23 million. The total grant-date fair value of restricted stock unit awards that vested during fiscal 2006 was $32 million.

As of May 27, 2007, unrecognized compensation costs related to non-vested stock options and restricted stock units was $150 million. This cost will be recognized as a reduction of earnings over 23 months, on average.

Stock-based compensation expense related to restricted stock awards was $74 million for fiscal 2007, $45 million for fiscal 2006, and $38 million for fiscal 2005.

NOTE 12

Earnings Per Share

Basic and diluted earnings per share were calculated using the following:

In Millions, Except per Share Data, Fiscal Year	2007	2006	2005
Net earnings – as reported	$1,144	$1,090	$1,240
Interest on zero coupon contingently convertible debentures, after tax[(a)]	–	9	20
Net earnings for diluted earnings per share calculation	$1,144	$1,099	$1,260
Average number of common shares – basic earnings per share	347	358	371
Incremental share effect from:			
Stock options[(b)]	10	6	8
Restricted stock and restricted stock units[(b)]	2	2	1
Forward purchase contract	1	–	–
Zero coupon contingently convertible debentures[(a)]	–	13	29
Average number of common shares – diluted earnings per share	360	379	409
Earnings per share – Basic	$ 3.30	$ 3.05	$ 3.34
Earnings per share – Diluted	$ 3.18	$ 2.90	$ 3.08

(a) Shares from contingently convertible debentures are reflected using the if-converted method. On December 12, 2005, we completed a consent solicitation and entered into a supplemental indenture related to our zero coupon convertible debentures. We also made an irrevocable election: (i) to satisfy all future obligations to repurchase debentures solely in cash and (ii) to satisfy all future conversions of debentures (a) solely in cash up to an amount equal to the accreted value of the debentures and (b) at our discretion, in cash, stock, or a combination of cash and stock to the extent the conversion value of the debentures exceeds the accreted value. As a result of these actions, no shares of common stock underlying the debentures were considered outstanding after December 12, 2005, for purposes of calculating our diluted earnings per share. All outstanding debentures were redeemed or converted as of April 25, 2007.

(b) Incremental shares from stock options, restricted stock, and restricted stock units are computed by the treasury stock method.

The diluted earnings per share calculation does not include potential common shares of 6 million in fiscal 2007, 8 million in fiscal 2006, and 9 million in fiscal 2005 that were considered anti-dilutive.

NOTE 13

Retirement and Postemployment Benefits

DEFINED BENEFIT PENSION PLANS We have defined benefit pension plans covering most domestic, Canadian, and United Kingdom employees. Benefits for salaried employees are based on length of service and final average compensation. Benefits for hourly employees include various monthly amounts for each year of credited service. Our funding policy is consistent with the requirements of applicable laws. We made $11 million of voluntary contributions to these plans in fiscal 2007. Our principal domestic retirement plan covering salaried employees has a provision that any excess pension assets would vest in plan participants if the plan is terminated within five years of a change in control.

OTHER POSTRETIREMENT BENEFIT PLANS We sponsor plans that provide health-care benefits to the majority of our domestic and Canadian retirees. The salaried health care benefit plan is contributory, with retiree contributions based on years of service. We fund related trusts for certain employees and retirees on an annual basis and made $50 million of voluntary contributions to these plans in fiscal 2007. Assumed health care cost trend rates are as follows:

Fiscal Year	2007	2006
Health care cost trend rate for next year	10.0% and 11.0%	10.0% and 11.0%
Rate to which the cost trend rate is assumed to decline (ultimate rate)	5.2%	5.2%
Year that the rate reaches the ultimate trend rate[(a)]	2014/2015	2013/2014

(a) The year the ultimate trend rate is reached is 2014 for plan participants under age 65 and 2015 for plan participants greater than 65 years of age.

A one percentage point change in the health care cost trend rate would have the following effects:

In Millions	One Percentage Point Increase	One Percentage Point Decrease
Effect on the aggregate of the service and interest cost components in fiscal 2008	$ 7	$ (7)
Effect on the other postretirement accumulated benefit obligation as of May 27, 2007	89	(78)

We review our health care trend rates annually. Our review is based on data and information we collect about our health care claims experience and information provided by our actuaries. This information includes recent plan experience, plan design, overall industry experience and projections, and assumptions used by other similar organizations. Our initial health care cost trend rate is adjusted as necessary to remain consistent with this review, recent experiences, and short term expectations. Our current health care cost trend rate assumption is 11 percent for retirees age 65 and over and 10 percent for retirees under age 65. These rates are graded down annually until the ultimate trend rate of 5.2 percent is reached in 2015 for retirees over age 65 and 2014 for retirees under age 65. The trend rates are applicable for calculations only if the retirees' benefits increase as a result of health care inflation. The ultimate trend rate is adjusted annually, as necessary, to approximate the current economic view on the rate of long-term inflation plus an appropriate health care cost premium. Assumed trend rates for health care costs have an important effect on the amounts reported for the other postretirement benefit plans.

We use our fiscal year end as a measurement date for all our defined benefit pension and other postretirement benefit plans.

POSTEMPLOYMENT BENEFIT PLANS Under certain circumstances, we also provide accruable benefits to former or inactive employees in the United States, Canada, and Mexico and members of our Board of Directors, including severance, long-term disability, and certain other benefits payable upon death. We recognize an obligation for any of these benefits that vest or accumulate with service. Postemployment benefits that do not vest or accumulate with service (such as severance based solely on annual pay rather than years of service) are charged to expense when incurred. Our postemployment benefit plans are unfunded.

Summarized financial information about defined benefit pension, other postretirement, and postemployment benefit plans is presented below. As of May 27, 2007, we changed to the Retirement Plans (RP) 2000 Mortality Table projected forward to 2007 for calculating the fiscal 2007 year end defined benefit pension, other postretirement, and postemployment benefit plan obligation and fiscal 2008 expense. The impact of this change increased our defined benefit pension obligations by $2 million and had no impact on any of our other plans. The change also increased fiscal 2008 defined benefit pension expenses by $1 million. For fiscal 2006, the impact of plan amendments on the projected benefit obligation is primarily related to incremental benefits under agreements with the unions representing hourly workers at certain of our domestic cereal, dough, and foodservice plants covering the four-year period ending April 25, 2010.

In Millions, Fiscal Year	Defined Benefit Pension Plans		Other Postretirement Benefit Plans		Postemployment Benefit Plans	
	2007	2006[(a)]	2007	2006	2007	2006
Change in Plan Assets:						
Fair value at beginning of year	$3,620	$3,237	$ 329	$ 242		
Actual return on assets	625	502	55	38		
Employer contributions	11	8	50	95		
Plan participant contributions	3	1	10	9		
Divestitures/acquisitions	2	–	–	–		
Benefit payments	(164)	(154)	(53)	(55)		
Fair value at end of year	$4,097	$3,594	$ 391	$ 329		
Change in Projected Benefit Obligation:						
Benefit obligation at beginning of year	$2,916	$3,082	$ 950	$ 971	$ 90	$ 47
Service cost	73	76	16	18	5	3
Interest cost	185	167	58	50	4	1
Plan amendment	–	31	–	(4)	–	15
Curtailment/other	–	–	–	1	11	19
Plan participant contributions	3	1	10	9	–	–
Medicare Part D reimbursements	–	–	6	–	–	–
Actuarial loss (gain)	244	(315)	(5)	(43)	–	1
Benefits payments from plans	(164)	(154)	(54)	(52)	(17)	(9)
Projected benefit obligation at end of year	$3,257	$2,888	$ 981	$ 950	$ 93	$ 77
Plan assets in excess of (less than) benefit obligation as of fiscal year-end	$ 840	$ 706	$(590)	$(621)	$(93)	$(77)
Funded status as of May 26, 2006:						
Plan assets in excess of (less than) benefit obligation		$ 706		$(621)		$(77)
Unrecognized net actuarial loss		464		317		2
Unrecognized prior service cost (credit)		69		(14)		15
Net amount recognized		$1,239		$(318)		$(60)

(a) Fiscal 2006 excludes certain international defined benefit pension plans. These plans had prepaid defined benefit pension assets of less than $1 million and accrued defined benefit pension plan liabilities of $4 million at the end of fiscal 2006. Pension expense associated with these plans was $3 million for fiscal 2006.

The accumulated benefit obligation for all defined benefit plans was $3,007 million as of May 27, 2007 and $2,689 million as of May 28, 2006.

Amounts recognized in accumulated other comprehensive income (loss) as of May 27, 2007, consist of:

In Millions	Defined Benefit Pension Plans	Other Postretirement Benefit Plans	Postemployment Benefit Plans	Total
Net actuarial loss	$(281)	$(166)	$ (1)	$(448)
Prior service (cost) credit	(39)	8	(10)	(41)
Amounts recorded in accumulated other comprehensive income (loss)	$(320)	$(158)	$(11)	$(489)

Plans with accumulated benefit obligations in excess of plan assets are as follows:

In Millions, Fiscal Year	Defined Benefit Pension Plans		Other Postretirement Benefit Plans		Postemployment Benefit Plans	
	2007	2006	2007	2006	2007	2006
Projected benefit obligation	$182	$173	N/A	N/A	N/A	N/A
Accumulated benefit obligation	163	147	$981	$950	$ 93	$ 77
Plan assets at fair value	6	15	391	329	–	–

Components of net periodic benefit (income) costs are as follows:

In Millions, Fiscal Year	Defined Benefit Pension Plans			Other Postretirement Benefit Plans			Postemployment Benefit Plans		
	2007	2006	2005	2007	2006	2005	2007	2006	2005
Service cost	$ 73	$ 76	$ 62	$ 16	$ 18	$ 15	$ 5	$3	$2
Interest cost	185	167	167	58	50	53	4	1	1
Expected return on plan assets	(334)	(323)	(301)	(27)	(24)	(22)	–	–	–
Amortization of losses	12	37	10	16	19	14	–	–	1
Amortization of prior service costs (credits)	8	5	6	(2)	(2)	(2)	2	–	–
Other adjustments	–	–	–	–	–	–	20	–	–
Settlement or curtailment losses	–	–	2	–	2	2	–	–	–
Net periodic benefit (income) costs	$ (56)	$ (38)	$ (54)	$ 61	$ 63	$ 60	$31	$4	$4

We expect to recognize the following amounts in net periodic benefit (income) costs in fiscal 2008:

In Millions	Defined Benefit Pension Plans	Other Postretirement Benefit Plans	Postemployment Benefit Plans
Amortization of losses	$22	$15	$–
Amortization of prior service costs (credits)	$ 8	$ (1)	$2

ASSUMPTIONS Weighted-average assumptions used to determine benefit obligations are as follows:

Fiscal Year	Defined Benefit Pension Plans		Other Postretirement Benefit Plans		Postemployment Benefit Plans	
	2007	2006	2007	2006	2007	2006
Discount rate	6.18%	6.45%	6.15%	6.50%	6.05%	6.44%
Rate of salary increases	4.39	4.40	–	–	4.40	4.50

Weighted-average assumptions used to determine net periodic benefit (income) costs are as follows:

Fiscal Year	Defined Benefit Pension Plans			Other Postretirement Benefit Plans			Postemployment Benefit Plans		
	2007	2006	2005	2007	2006	2005	2007	2006	2005
Discount rate	6.45%	5.55%	6.65%	6.50%	5.50%	6.65%	6.44%	5.55%	6.65%
Rate of salary increases	4.4	4.4	4.4	–	–	–	–	–	–
Expected long-term rate of return on plan assets	9.4	9.6	9.6	9.3	9.6	9.6	–	–	–

Our discount rate assumptions are determined annually as of the last day of our fiscal year for all of the defined benefit pension, other postretirement, and postemployment benefit obligations. Those same discount rates also are used to determine defined benefit pension, other postretirement, and postemployment benefit income and expense for the following fiscal year. We work with our actuaries to determine the timing and amount of expected future cash outflows to plan participants and, using AA-rated corporate bond yields, to develop a forward interest rate curve, including a margin to that index based on our credit risk. This forward interest rate curve is applied to our expected future cash outflows to determine our discount rate assumptions.

Our expected rate of return on plan assets is determined by our asset allocation, our historical long-term investment performance, our estimate of future long-term returns by asset class (using input from our actuaries, investment services, and investment managers), and long-term inflation assumptions. We review this assumption annually for each plan, however, our annual investment performance for one particular year does not, by itself, significantly influence our evaluation. Our expected rates of return are revised only when our future investment performance based on our asset allocations, investment strategies, or capital markets change significantly.

Weighted-average asset allocations for the past two fiscal years for our defined benefit pension and other postretirement benefit plans are as follows:

	Defined Benefit Pension Plans		Other Postretirement Benefit Plans	
Fiscal Year	2007	2006	2007	2006
Asset category:				
United States equities	29%	34%	34%	24%
International equities	23	20	18	16
Private equities	11	10	7	7
Fixed income	26	22	31	43
Real assets	11	14	10	10
Total	100%	100%	100%	100%

The investment objective for our domestic defined benefit pension and other postretirement benefit plans is to secure the benefit obligations to participants at a reasonable cost to us. Our goal is to optimize the long-term return on plan assets at a moderate level of risk. The defined benefit pension and other postretirement benefit plan portfolios are broadly diversified across asset classes. Within asset classes, the portfolios are further diversified across investment styles and investment organizations. For the defined benefit pension and other postretirement benefit plans, the long-term investment policy allocations are: 30 percent to equities in the United States, 20 percent to international equities, 10 percent to private equities, 30 percent to fixed income and 10 percent to real assets (real estate, energy, and timber). The actual allocations to these asset classes may vary tactically around the long-term policy allocations based on relative market valuations.

CONTRIBUTIONS AND FUTURE BENEFIT PAYMENTS We do not expect to make any contributions to our defined benefit plans in fiscal 2008. Actual 2008 contributions could exceed our current projections, as influenced by our decision to undertake discretionary funding of our benefit trusts versus other competing investment priorities and future changes in government requirements. We expect to pay $24 million of benefits from our unfunded postemployment benefit plans in fiscal 2008. Estimated benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

In Millions, Fiscal Year	Defined Benefit Pension Plans	Other Postretirement Benefit Plans Gross	Medicare Subsidy Receipts	Postemployment Benefit Plans
2008	$ 169	$ 55	$ 6	$14
2009	174	59	6	15
2010	180	62	7	16
2011	187	66	8	16
2012	193	69	8	17
2013 – 2017	1,118	394	51	93

DEFINED CONTRIBUTION PLANS The General Mills Savings Plan is a defined contribution plan that covers salaried and nonunion employees. It had net assets of $2,303 million as of May 27, 2007, and $2,031 million as of May 28, 2006. This plan is a 401(k) savings plan that includes a number of investment funds and an Employee Stock Ownership Plan (ESOP). We sponsor another savings plan for certain hourly employees with net assets of $15 million as of May 27, 2007. Our total recognized expense related to defined contribution plans was $48 million in fiscal 2007, $46 million in fiscal 2006, and $17 million in fiscal 2005.

The ESOP's only assets are our common stock and temporary cash balances. The ESOP's share of the total defined contribution expense was $40 million in fiscal 2007, $38 million in fiscal 2006, and $11 million in fiscal 2005. The ESOP's expense is calculated by the "shares allocated" method.

The ESOP uses our common stock to convey benefits to employees and, through increased stock ownership, to further align employee interests with those of stockholders. We match a percentage of employee contributions to the General Mills Savings Plan with a base match plus a variable year end match that depends on annual results. Employees receive our match in the form of common stock.

The ESOP originally purchased our common stock principally with funds borrowed from third parties and guaranteed by us. The ESOP shares are included in net shares outstanding for the purposes of calculating earnings per share. The ESOP's third-party debt is described in Note 8.

We treat cash dividends paid to the ESOP the same as other dividends. Dividends received on leveraged shares (i.e., all shares originally purchased with the debt proceeds) may be used for debt service or reinvested in more shares, while dividends received on unleveraged shares are passed through to participants or reinvested in more shares.

Our cash contribution to the ESOP is calculated so as to pay off enough debt to release sufficient shares to make our match. The ESOP uses our cash contributions to the plan, plus the dividends received on the ESOP's leveraged shares, to make principal and interest payments on the ESOP's debt. As loan payments are made, shares become unencumbered by debt and are committed to be allocated. The ESOP allocates shares to individual employee accounts on the basis of the match of employee payroll savings (contributions), plus reinvested dividends received on previously allocated shares. The ESOP incurred interest expense of less than $1 million in each of fiscal 2007, 2006, and 2005. The ESOP used dividends of $3 million in fiscal 2007, $4 million in 2006, and $4 million in 2005, along with our contributions of less than $1 million in each of fiscal 2007, 2006, and 2005 to make interest and principal payments.

The number of shares of our common stock in the ESOP is as follows:

In Thousands, Fiscal Year Ended	May 27, 2007	May 28, 2006
Unreleased shares	–	150
Allocated to participants	5,405	5,187
Total shares	5,405	5,337

EXECUTIVE INCENTIVE PLAN Our EIP provides incentives to key employees who have the greatest potential to contribute to current earnings and successful future operations. All employees at the level of vice president and above participate in the plan. These awards are approved by the Compensation Committee of the Board of Directors, which consists solely of independent, outside directors. Awards are based on performance against pre-established goals approved by the Compensation Committee. Profit-sharing expense was $30 million in fiscal 2007, $23 million in fiscal 2006, and $17 million in fiscal 2005.

NOTE 14

Income Taxes

The components of earnings before income taxes and after-tax earnings from joint ventures and the corresponding income taxes thereon are as follows:

In Millions, Fiscal Year	2007	2006	2005
Earnings before income taxes and after-tax earnings from joint ventures:			
United States	$1,453	$1,372	$1,715
Foreign	178	187	92
Total earnings before income taxes and after-tax earnings from joint ventures	$1,631	$1,559	$1,807
Income taxes:			
Currently payable:			
Federal	$ 448	$ 392	$ 554
State and local	44	56	60
Foreign	42	64	38
Total current	534	512	652
Deferred:			
Federal	28	38	14
State and local	9	(4)	(3)
Foreign	(11)	(8)	(2)
Total deferred	26	26	9
Total income taxes	$ 560	$ 538	$ 661

The following table reconciles the United States statutory income tax rate with our effective income tax rate:

Fiscal Year	2007	2006	2005
United States statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal tax benefits	2.6	2.6	2.0
Divestitures, net	–	–	1.8
Foreign rate differences	(2.7)	(.9)	.2
Other, net	(0.6)	(2.2)	(2.4)
Effective income tax rate	34.3%	34.5%	36.6%

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

In Millions	May 27, 2007	May 28, 2006
Accrued liabilities	$ 233	$ 189
Restructuring, impairment and other exit charges	4	8
Compensation and employee benefits	499	318
Unrealized hedge losses	18	45
Unrealized losses	611	850
Tax credit carry forwards	–	51
Other	26	19
Gross deferred tax assets	1,391	1,480
Valuation allowance	612	858
Net deferred tax assets	779	622
Brands	1,277	1,292
Depreciation	264	257
Prepaid pension asset	373	482
Intangible assets	82	75
Tax lease transactions	77	61
Zero coupon convertible debentures	–	18
Other	72	77
Gross deferred tax liabilities	2,145	2,262
Net deferred tax liability	$1,366	$1,640

Of the total valuation allowance of $612 million, $523 million relates to a deferred tax asset for losses recorded as part of the Pillsbury acquisition. In the future, when tax benefits related to these losses are finalized, the reduction in the valuation allowance will be allocated to reduce goodwill. The change in the valuation allowance was entirely offset by an equal adjustment to the underlying deferred tax asset. Of the remaining valuation allowance, $73 million relates to state and foreign operating loss carry forwards. In the future, if tax benefits are realized related to the operating losses, the reduction in the valuation allowance will reduce tax expense. As of May 27, 2007, we believe it is more likely than not that the remainder of our deferred tax asset is realizable.

The adoption of SFAS 158 resulted in a $248 million decrease in the net deferred tax liabilities, as described in Note 2 on pages 58 to 62.

The carry forward periods on the net tax benefited amounts of our foreign loss carry forwards are as follows: $24 million do not expire; $4 million expire in fiscal 2008; $23 million expire between fiscal 2009 and fiscal 2014; and $17 million expire in fiscal 2018.

We have not recognized a deferred tax liability for unremitted earnings of $1.5 billion from our foreign operations because we do not expect those earnings to become taxable to us in the foreseeable future.

Annually, we file more than 350 income tax returns in approximately 100 global taxing jurisdictions. Our consolidated effective income tax rate is influenced by tax planning opportunities available to us in the various jurisdictions in which we operate. Management judgment is involved in determining our effective tax rate and in evaluating the ultimate resolution of any uncertain tax positions. We are periodically under examination or engaged in a tax controversy. We establish reserves in a variety of taxing jurisdictions when, despite our belief that our tax return positions are supportable, we believe that certain positions may be challenged and may need to be revised. We adjust these reserves in light of changing facts and circumstances, such as the progress of a tax audit. Our effective income tax rate includes the impact of reserve provisions and changes to those reserves. We also provide interest on these reserves at the appropriate statutory interest rate. These interest charges are also included in our effective tax rate. As of May 27, 2007, our income tax and related interest reserves recorded in other current liabilities were slightly more than $700 million.

The Internal Revenue Service (IRS) recently concluded field examinations for our 2002 and 2003 federal tax years. These examinations included review of our determinations of cost basis, capital losses, and the depreciation of tangible assets and amortization of intangible assets arising from our acquisition of Pillsbury and the sale of minority interests in our GMC subsidiary. The IRS has proposed adjustments related to a majority of the tax benefits associated with these items. We believe we have meritorious defenses and intend to vigorously defend our positions. Our potential liability for this matter is significant and, notwithstanding our reserves against this potential liability, an unfavorable resolution could have a material adverse impact on our results of operations or cash flows from operations.

The IRS is currently auditing our income tax returns for the 2004 to 2006 federal tax years. In addition, certain other tax deficiency issues and refund claims for previous years in several jurisdictions remain unresolved.

NOTE 15

Leases and Other Commitments

An analysis of rent expense by property for operating leases follows:

In Millions, Fiscal Year	2007	2006	2005
Warehouse space	$ 46	$ 44	$ 41
Equipment	27	27	30
Other	34	35	37
Total rent expense	$107	$106	$108

Some operating leases require payment of property taxes, insurance, and maintenance costs in addition to the rent payments. Contingent and escalation rent in excess of minimum rent payments and sublease income netted in rent expense were insignificant.

Noncancelable future lease commitments are:

In Millions	Operating Leases	Capital Leases
2008	$ 74	$ 8
2009	65	4
2010	52	3
2011	24	3
2012	27	2
After 2012	37	8
Total noncancelable future lease commitments	$279	28
Less: interest		(5)
Present value of obligations under capital leases		$23

These future lease commitments will be partially offset by estimated future sublease receipts of $44 million. Depreciation on capital leases is recorded as depreciation expense in our results of operations.

We are contingently liable under guarantees and comfort letters for $606 million for the debt and other obligations of consolidated subsidiaries. We also are contingently liable under guarantees and comfort letters of $266 million for the debt and other obligations of non-consolidated affiliates, primarily CPW.

We are involved in various claims, including environmental matters, arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters, either individually or in aggregate, will not have a material adverse effect on our financial position or results of operations.

NOTE 16

Business Segment and Geographic Information

We operate in the consumer foods industry. We have three operating segments by type of customer and geographic region as follows: U.S. Retail, 68 percent of our fiscal 2007 consolidated net sales; International, 17 percent of our fiscal 2007 consolidated net sales; and Bakeries and Foodservice, 15 percent of our fiscal 2007 consolidated net sales.

Our U.S. Retail segment reflects business with a wide variety of grocery stores, mass merchandisers, membership stores, natural food chains and drug, dollar and discount chains operating throughout the United States. Our major product categories in the United States are ready-to-eat cereals, refrigerated yogurt, ready-to-serve soup, dry dinners, shelf stable and frozen vegetables, refrigerated and frozen dough products, dessert and baking mixes, frozen pizza and pizza snacks, grain, fruit and savory snacks, microwave popcorn, and a wide variety of organic products including soup, granola bars, and cereal.

Our International segment is made up of retail businesses outside of the United States. In Canada, our major product categories are ready-to-eat cereals, shelf stable and frozen vegetables, dry dinners, refrigerated and frozen dough products, dessert and baking mixes, frozen pizza snacks, and grain, fruit and savory snacks. In markets outside the United States and Canada, our product categories include super-premium ice cream, granola and grain snacks, shelf stable and frozen vegetables, dough products, and dry dinners. Our International segment also includes products manufactured in the United States for export internationally, primarily in Caribbean and Latin American markets, as well as products we manufacture for sale to our joint ventures internationally. These international businesses are managed through 34 sales and marketing offices. Revenues from export activities are reported in the region or country where the end customer is located.

In our Bakeries and Foodservice segment, we sell branded cereals, snacks, dinner and side dish products, refrigerated and soft-serve frozen yogurt, frozen dough products, branded baking mixes, and custom food items. Our customers include foodservice distributors and operators, convenience stores, vending machine operators, quick service chains and other restaurants, and business and school cafeterias in the United States and Canada. In addition, mixes and unbaked and fully baked frozen dough products are marketed throughout the United States and Canada to retail, supermarket, and wholesale bakeries.

Operating profit for the operating segments excludes unallocated corporate expenses (variances to planned corporate overhead expenses, variances to planned domestic employee benefits and incentives, all stock compensation costs, annual contributions to the General Mills Foundation, and other items that are not part of our measurement of segment operating performance), and restructuring, impairment and other exit costs because these items affecting operating profit are centrally managed at the corporate level and are excluded from the measure of segment profitability reviewed by executive management. Under our supply chain organization, our manufacturing, warehouse, and distribution activities are substantially integrated across our operations in order to maximize efficiency and productivity. As a result, fixed assets, capital expenditures for long-lived assets, and depreciation and amortization expenses are neither maintained nor available by operating segment.

In Millions, Fiscal Year	2007	2006	2005
Net sales:			
U.S. Retail	$ 8,491	$ 8,137	$ 7,891
International	2,124	1,837	1,725
Bakeries and Foodservice	1,827	1,738	1,692
Total net sales	$12,442	$11,712	$11,308
Segment operating profit:			
U.S. Retail	$ 1,896	$ 1,801	$ 1,745
International	216	194	163
Bakeries and Foodservice	148	116	108
Total segment operating profit	2,260	2,111	2,016
Unallocated corporate expenses	(163)	(123)	(32)
Restructuring, impairment and other exit costs	(39)	(30)	(84)
Operating profit	$ 2,058	$ 1,958	$ 1,900

The following table provides financial information by geographic area:

In Millions, Fiscal Year	2007	2006	2005
Net sales:			
United States	$10,258	$ 9,811	$ 9,511
Non-United States	2,184	1,901	1,797
Total	$12,442	$11,712	$11,308

In Millions	May 27, 2007	May 28, 2006
Land, buildings and equipment:		
United States	$2,576	$2,584
Non-United States	438	413
Total	$3,014	$2,997

NOTE 17

Supplemental Information

The components of certain Consolidated Balance Sheet accounts are as follows:

In Millions	May 27, 2007	May 28, 2006
Receivables:		
From customers	$969	$930
Less allowance for doubtful accounts	(16)	(18)
Total	$953	$912

In Millions	May 27, 2007	May 28, 2006
Inventories:		
At the lower of cost, determined on the FIFO or weighted-average cost methods, or market:		
Raw materials and packaging	$ 242	$ 226
Finished goods	899	813
Grain	111	78
Excess of FIFO or weighted-average cost over LIFO cost	(78)	(62)
Total	$1,174	$1,055

Inventories of $806 million as of May 27, 2007, and $739 million as of May 28, 2006, were valued at LIFO.

In Millions	May 27, 2007	May 28, 2006
Prepaid expenses and other current assets:		
Prepaid expenses	$172	$168
Accrued interest receivable, including interest rate swaps	166	112
Miscellaneous	105	97
Total	$443	$377

In Millions	May 27, 2007	May 28, 2006
Land, buildings and equipment:		
Land	$ 61	$ 54
Buildings	1,518	1,430
Equipment	3,992	3,859
Assets under capital lease	24	–
Capitalized software	225	211
Construction in progress	276	252
Total land, buildings and equipment	6,096	5,806
Less accumulated depreciation	(3,082)	(2,809)
Total	$ 3,014	$ 2,997
Other assets:		
Pension assets	$ 1,019	$ 1,323
Marketable securities, at market	23	25
Investments in and advances to joint ventures	295	186
Miscellaneous	250	244
Total	$ 1,587	$ 1,778
Other current liabilities:		
Accrued payroll	$ 356	$ 351
Accrued interest	165	152
Accrued trade and consumer promotions	289	294
Accrued taxes	861	743
Miscellaneous	408	291
Total	$ 2,079	$ 1,831
Other noncurrent liabilities:		
Interest rate swaps	$ 152	$ 196
Accrued compensation and benefits, including payables for underfunded other postretirement and postemployment benefit plans	988	638
Miscellaneous	90	90
Total	$ 1,230	$ 924

Certain Consolidated Statements of Earnings amounts are as follows:

In Millions, Fiscal Year	2007	2006	2005
Depreciation	$421	$424	$443
Research and development	191	178	165
Media and advertising (including production and communication costs)	543	524	481

The components of interest, net are as follows:

In Millions, Fiscal Year	2007	2006	2005
Interest expense	$397	$367	$449
Distributions paid on preferred stock and interests in subsidiaries	64	60	39
Capitalized interest	(3)	(1)	(3)
Interest income	(31)	(27)	(30)
Interest, net	$427	$399	$455

Certain Consolidated Statements of Cash Flows amounts are as follows:

In Millions, Fiscal Year	2007	2006	2005
Cash interest payments	$407	$378	$450
Cash paid for income taxes	369	321	227

NOTE 18

Quarterly Data (Unaudited)

Summarized quarterly data for fiscal 2007 and 2006 follows:

In Millions, Except per Share and Market Price Amounts Fiscal Quarter Ended	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	2007	2006	2007	2006	2007	2006	2007	2006
Net sales	$2,860	$2,679	$3,467	$3,293	$3,054	$2,877	$3,061	$2,863
Gross margin	1,064	993	1,279	1,203	1,072	986	1,072	985
Net earnings	267	252	385	370	268	246	224[a]	222
Net earnings per share:								
Basic	$ .76	$ .69	$ 1.12	$ 1.04	$ .77	$ .69	$ .65	$ .62
Diluted	$ .74	$ .64	$ 1.08	$ .97	$ .74	$ .68	$ .62	$ .61
Dividends per share	$ .35	$ .33	$ .35	$ .33	$ .37	$ .34	$ .37	$ .34
Market price of common stock:								
High	$54.21	$51.45	$57.25	$49.38	$59.23	$50.49	$61.11	$52.16
Low	$49.27	$45.49	$51.50	$44.67	$55.51	$47.05	$54.57	$48.51

(a) Includes pretax impairment charge of $37 million for certain underperforming product lines in our Bakeries and Foodservice segment.

Glossary

Average total capital. Notes payable, long-term debt including current portion, minority interests, and stockholders' equity, excluding accumulated other comprehensive income (loss). The average is calculated using the average of the beginning of fiscal year and end of fiscal year Consolidated Balance Sheet amounts for these line items.

Core working capital. Accounts receivable plus inventories less accounts payable, all as of the last day of our fiscal year.

Derivatives. Financial instruments that we use to manage our risk arising from changes in commodity prices, interest rates, foreign exchange rates, and stock prices.

Equivalent case. A unit of measure used to express quantities of material in standardized sales terms across our divisions.

Generally Accepted Accounting Principles (GAAP). Guidelines, procedures, and practices that we are required to use in recording and reporting accounting information in our audited financial statements.

Goodwill. The difference between the purchase price of acquired companies and the related fair values of net assets acquired.

Gross margin. Net sales less cost of sales.

Hedge accounting. Special accounting for qualifying hedges allows changes in a hedging instrument's fair value to offset corresponding changes in the hedged item in the same reporting period. Hedge accounting is only permitted for certain hedging instruments and hedged items, only if the hedging relationship is highly effective, and only prospectively from the date a hedging relationship is formally documented.

LIBOR. London Interbank Offered Rate

Minority interests. Preferred stock and interests of subsidiaries held by third parties.

Net price realization. The impact of list and promoted price increases, net of trade and other promotion costs.

Notional principal amount. The principal amount on which fixed- or floating-rate interest payments are calculated.

Operating cash flow to debt ratio. Net cash provided by operating activities, divided by the sum of notes payable and long-term debt, including current portion.

Product rationalization. The elimination of low margin or low demand products in order to direct resources to higher margin or higher demand products.

Reporting unit. An operating segment or a business one level below an operating segment.

Return on average total capital. Net earnings, excluding after-tax interest expense, divided by average total capital.

Segment operating profit margin. Segment operating profit divided by net sales.

Total debt. Notes payable and long-term debt, including current portion.

Transaction gains and losses. The impact on our Consolidated Financial Statements of exchange rate changes arising from specific transactions.

Translation adjustments. The impact of the conversion of our foreign affiliates' financial statements to U.S. dollars for the purpose of consolidating our financial statements.

Unit volume growth. The year-over-year growth in equivalent case volume sold to our customers.

Variable interest entities (VIEs). A legal structure that is used for business purposes that either (1) does not have equity investors that have voting rights and share in all the entity's profits and losses or (2) has equity investors that do not provide sufficient financial resources to support the entity's activities.

Total Return to Stockholders

These line graphs and tables compare the cumulative total stockholder return for holders of our common stock with the cumulative total return of the Standard & Poor's 500 Stock Index and the Standard & Poor's 500 Packaged Foods Index for the last five-year and ten-year fiscal periods. The graphs and tables assume the investment of $100 in each of General Mills' common stock and the specified indexes as the beginning of the applicable period, and assume the reinvestment of all dividends.

On July 13, 2007, there were approximately 33,259 record holders of our common stock.

TOTAL RETURN TO STOCKHOLDERS
5 Years


Total Return Index
180
160
140
120
100
80
60
40
20
0

	May 02	May 03	May 04	May 05	May 06	May 07
—◇— General Mills (GIS)	100	106	107	119	127	151
-□- S&P 500	100	88	107	117	127	153
—△— S&P Packaged Foods	100	95	115	126	124	147

TOTAL RETURN TO STOCKHOLDERS
10 Years


Total Return Index
300
250
200
150
100
50
0

	May 97	May 98	May 99	May 00	May 01	May 02	May 03	May 04	May 05	May 06	May 07
—◇— General Mills (GIS)	100	109	133	139	147	161	171	173	191	205	244
-□- S&P 500	100	131	158	170	159	137	120	147	160	174	210
—△— S&P Packaged Foods	100	134	118	109	122	142	135	164	179	176	210



Shareholder Information

WORLD HEADQUARTERS

Number One General Mills Boulevard
Minneapolis, MN 55426-1347
Phone: (763) 764-7600

WEB SITE

www.generalmills.com

MARKETS

New York Stock Exchange
Trading Symbol: GIS

INDEPENDENT AUDITOR

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-3900
Phone: (612) 305-5000

INVESTOR INQUIRIES

General Shareholder Information:
Investor Relations Department
(800) 245-5703 or (763) 764-3202

Analysts/Investors:
Kristen S. Wenker
Vice President, Investor Relations
(763) 764-2607

TRANSFER AGENT AND REGISTRAR

Our transfer agent can assist you with a variety of services, including change of address or questions about dividend checks.

Wells Fargo Bank, N.A.
161 North Concord Exchange
P.O. Box 64854
St. Paul, MN 55164-0854
Phone: (800) 670-4763 or (651) 450-4084
www.wellsfargo.com/shareownerservices

NOTICE OF ANNUAL MEETING

The annual meeting of shareholders will be held at 11 a.m., Central Daylight Time, Sept. 24, 2007, at the Children's Theatre Company, 2400 Third Avenue South, Minneapolis, MN 55404-3597.

ELECTRONIC ACCESS TO PROXY STATEMENT, ANNUAL REPORT AND FORM 10-K

Shareholders who have access to the Internet are encouraged to enroll in the electronic delivery program. Please go to the Web site www.icsdelivery.com/gis and follow the instructions to enroll. If your General Mills shares are not registered in your name, contact your bank or broker to enroll in this program.

CERTIFICATIONS

Our CEO and CFO Certifications required under Sarbanes-Oxley Section 302 were filed as exhibits to our Form 10-K. We also have submitted the required annual CEO certification to the New York Stock Exchange.

THIS REPORT IS PRINTED ON RECYCLED PAPER


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Cover contains 10% post-consumer waste.

Holiday Gift Boxes



General Mills Gift Boxes are a part of many shareholders' December holiday traditions. To request an order form, call us toll free at (866) 904-3882 or write, including your name, street address, city, state, zip code and phone number (including area code) to:

2007 General Mills Holiday Gift Box
Department 5025
P.O. Box 5007
Stacy, MN 55078-5007

Or you can place an order online at WWW.GMIHOLIDAYGIFTBOX.COM

Please contact us after Oct. 1, 2007.

Design by Addison Printing by Litho of Minnesota


OLD EL PASO

END

NUMBER ONE GENERAL MILLS BOULEVARD | MINNEAPOLIS, MN 55426-1347
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